

2011 Annual Report

Enhancing Outcomes for
Patients and Their Caregivers

Hill-Rom

Mission & Values

Every day, around the world, we enhance outcomes for patients and their caregivers.

Respect

- Treat everyone with respect
- Embrace a global, inclusive culture

Responsiveness

- Have a sense of urgency
- Communicate openly and honestly
- Welcome debate and different perspectives
- Break down silos to work as one Hill-Rom

Results

- Embrace a performance-driven culture
- Innovate for growth
- Be accountable for our commitments

Integrity

- Adhere to the highest ethical standards
- Be action-oriented and appropriately manage risks

Fun

- Have fun and celebrate our victories

2011 Financial Highlights

There is great passion behind all that we do at Hill-Rom every day, around the world, to enhance outcomes for patients and their caregivers. Numbers cannot possibly convey the full measure of our pride in who we are and what we do. However, they can highlight some of our accomplishments and show our deep commitment to creating value. Here is a glance at Hill-Rom's financial performance during 2011:

$1.592 Billion
in global revenue

8%
reported revenue growth

100
basis points improvement in adjusted operating margin

59%
increase in operating cash flow vs. 2010

29%
growth in adjusted EPS

Enhancing Outcomes for Patients and Their Caregivers

Hill-Rom

Fellow Shareholders,

We have the ability every single day at Hill-Rom to influence millions of lives. Each year offers us an opportunity to make a lasting difference in the world of healthcare and continue our company's legacy of caring, commitment and innovation.

I am proud of what we accomplished at Hill-Rom during the past year. We delivered on our key objectives. Hill-Rom embraced innovation in our products and processes. We strengthened our overall operational performance and enhanced our financial condition, which will enable us to invest in future opportunities for profitable, sustainable growth. Our teams accomplished all of this during some of the most challenging global economic conditions in decades.

Our focus on creating value throughout our business is something that customers and shareholders can rely on year after year. The stories that follow in this annual report highlight not only our accomplishments in 2011 but also our confidence in our continued success in 2012 and beyond.

Leadership

During 2011, we further solidified the leadership team at Hill-Rom, including the strengthening of our management infrastructure for our regional operations in Europe, Latin America, Middle East and Asia Pacific. Over the past two years, we assembled a group of executives with the right experience and chemistry to help drive our company forward and achieve our strategic and financial objectives. The team includes both Hill-Rom veterans and executives from other top global medical device and healthcare companies. They bring not only many years of global healthcare experience, but also a demonstrated track record of success in producing profitable growth.

Financial Results

Despite global macroeconomic conditions and pressures on reimbursement, our businesses performed well. Our 29% increase in adjusted earnings per share and full year revenue growth of 8% for 2011 are achievements of which we are very proud.

We focused the entire organization on driving revenue growth, expanding our margins, leveraging our cost structure, increasing our focus on innovation, and driving sustainable improvements in our operating cash flow. We made tremendous progress on all of these fronts. Our North America Acute Care business led the way in financial performance for our company, with record sales posted in several areas. The International and Post-Acute businesses had challenges due to difficult market conditions, but posted solid results for the year.

"As we keep our eyes and our efforts squarely focused on the difference we can make, we could not be more excited about where we are going and the accomplishments yet to come."



John J. Greisch
President & CEO, Hill-Rom

We generated strong operating cash flow in 2011, posting a 59% increase over 2010 to more than $222 million. During the year, we increased our annual quarterly dividend 9% and we repurchased $110 million of our stock. We move into 2012 with a strong financial position.

Operating Performance

During the year, we continued to improve the operating performance of our company. Our full year adjusted operating margin grew to 13.5%, a 100-basis points improvement compared to 2010.

We are working across the organization to optimize our structure and processes in order to simplify our company and drive improvements across our businesses. One example of this was the consolidation of our North America sales and service organizations where we are leveraging our strengths in the marketplace. We are seeing, and more importantly our customers are seeing, the benefits of better coordination.

Continuous improvement initiatives were implemented throughout the company, producing process efficiencies and better outcomes in sourcing, manufacturing, inventory control, sales operations and planning, order to cash and other key systems.

We realized the benefits of investments we made in 2010 to our manufacturing infrastructure. Our manufacturing facility in Monterrey, Mexico, has again achieved outstanding results in 2011 for productivity and safety standards, while delivering a 37% increase in output compared to 2010.

The Hill-Rom team is focused on maximizing the power of our brand, leveraging our channel strength and driving performance improvement across our company. That momentum and focus have positioned us well for continued growth in 2012.


Final Quarterly
Cash Dividend
Per Common Share
(In Cents)
9%
Increase in Dividend
2011 vs. 2010
10.5
10.5
11.5
'09
'10
'11


EPS
Adjusted
(In Dollars)
29%
Growth in EPS
2011 vs. 2010
1.18
1.76
2.27
'09
'10
'11

*See page 18 for reconciliation

International Expansion

We continued to make progress in expanding our global footprint and integrating our channels in Europe and other parts of the world. One example of this is our purchase during 2011 of our Liko distributor partners in France and Switzerland. Integrating these distributors will enhance our direct channel presence for our Liko patient lifting portfolio.

Emerging markets are an important segment, estimated to represent 40 percent of the world's gross domestic product during the next 10 years. We substantially expanded Hill-Rom's presence in these regions with additional distribution capabilities and other management structure improvements in Brazil, China and the Middle East.

Our investments in these areas are already paying off as we are seeing an expanding customer base embracing the diverse portfolio, innovation and quality that comes with the Hill-Rom brand. While we are anticipating economic conditions will remain challenging in 2012, particularly in Europe, we are optimistic that we can continue to build momentum and growth in our International business.

Innovation and Research

Hill-Rom has a great history of enhancing outcomes for patients and their caregivers for nearly 80 years. We have an equally long history of innovation, as evidenced by the leading positions we enjoy in most of the segments in which we operate.

We launched a number of great products and value-added features to existing products. We continue to develop new patient positioning products in our Hill-Rom surgical product portfolio and we released the latest version of our nurse call system. Hill-Rom introduced 19 new product innovations during 2011. This is a result of the dedicated individuals on our research and development teams, working in close collaboration with our quality, regulatory and commercial teams around the world.

Revenue

(Dollars in Millions)

8%

Growth 2011 vs. 2010


1,387
1,470
1,592
'09
'10
'11

Operating Margin

(Adjusted)

100

Basis Points Improvement in Adjusted Operating Margin 2011 vs. 2010


8.3%
12.5%
13.5%
'09
'10
'11

*See page 18 for reconciliation

We are excited about the investments we are making to strengthen our R&D resources around the world. Their work and our investment in these areas are setting the stage for our future growth and the next generation of products to help improve patient care, while enhancing caregiver safety and productivity.

A Better Outcome

Through all the challenges that 2011 presented to so many people around the world, at Hill-Rom we remained focused, passionate and committed to our work, our customers, and our patients. As a result, we accomplished much in the span of one year to fulfill our mission of enhancing outcomes for patients and their caregivers. A better outcome can mean a few simple steps taken months before they were anticipated, as you will see in the story about Sarah Houlahan in the pages that follow. It also can be a reduction in ventilator associated pneumonia at St. Joseph's Hospital in Orange County, California. Or, it can mean a desperately needed delivery of refurbished Hill-Rom products by our Hospital Beds for Humanity™ volunteers in developing markets around the world. Whether it is in the United States or one of our many markets around the world, our work is about a better outcome for millions of lives every day.

We know how much we are capable of accomplishing and that what we do matters to so many people in so many places worldwide. Because of that, the future is looking bright at Hill-Rom. As we keep our eyes and our efforts squarely focused on the difference we can make, we could not be more excited about where we are going and the accomplishments yet to come.



John J. Greisch
President and CEO, Hill-Rom

Hill-Rom Around the World

Hill-Rom is a trusted brand throughout the healthcare marketplace. Our position as the global leader in so many patient care product categories is due to our innovative, quality products and the strength of our service and support teams. The breadth and depth of Hill-Rom's diverse product portfolio and service capabilities is unmatched in the industry. With expertise and infrastructure that spans the globe, we are uniquely able to serve patients and caregivers with integrated solutions across the care continuum.

More than **200**

service centers around the world

6,230 employees

around the world

Revenue by Business Units

(Dollars in Millions)


981
402
209

$981MM

North America Acute Care reported revenue

$402MM

International reported revenue

$209MM

Post Acute Care reported revenue



Former Brazilian president Luiz Inacio Lula da Silva recovers from surgery for throat cancer in a Hill-Rom bed at the Hospital Sirio Libanés de San Pablo.

ADITYA BIRLA
MEMORIAL HOSPITAL
HOPE · HEAL · HEALTH · HAPPINESS

Aditya Birla Hospital, a 500-bed, tertiary hospital in Pune, India, proudly announced during 2011 that it is among the first in Asia to have Hill-Rom 900 beds in its intensive care units. The hospital has goals of greater patient safety, quality, cost-effectiveness and comfort.

More than
20
sites globally for R&D, manufacturing and operations

More than
100
countries
worldwide in which we do business

The acquisition of our Liko distributor partners in France and Switzerland further integrated our safe patient handling channel.

In 2011, we continued developing Hill-Rom's position and portfolio in Europe and other established markets. It was also a year of investment in emerging markets as we strengthened our channels and infrastructure to seize attractive growth opportunities in Latin America and Asia Pacific.



Jack Davis, age 8—uses Hill-Rom's Vest® Airway Clearance System



Cystic fibrosis is an inherited chronic disease affecting the lungs and digestive system. The predicted median age of survival for a person who has cystic fibrosis is mid-thirties.

Running for Their Lives

Going to the Extreme for a Better Outcome in Cystic Fibrosis

Parents often say they would go to the ends of the earth to help their children. Blain Davis means it literally.

Blain's journey began in the first few months of his son's life. Even then, Jack was coughing frequently, not gaining weight and always seemed to be sick. With his condition becoming increasingly serious and frightening, Jack's doctors decided it was time to test him for cystic fibrosis (CF).

At the exact moment they were testing him for CF, he crashed. Baby Jack went into cardiac arrest. "We nearly lost him," says Blain. When they learned that he had cystic fibrosis, Blain and Jack's mother, Kristin, shared tears and worried for Jack's future. "We sat in the Intensive Care Unit and envisioned a life for Jack dominated by what we saw all around us," says Blain.

Jack responded to his new medications and stabilized. Blain and Kristin became avid researchers and advocates for Jack, learning all they could about CF.

"Like all parents, we wanted the very best for our child. We researched everything we could about the right foods, the right therapies for Jack," says Blain. It was through their research that they learned about The Hill-Rom Vest® Airway Clearance System. The Vest is a medical device that uses oscillation to help break up and move the mucus build up in the lungs that can possibly lead to infections and hospitalization. "Reading about other families' experiences with it, we thought it would be the best for Jack."

In Canada, where the Davis' reside, The Vest is not covered for reimbursement and Blain and Kristin discussed how they could purchase the therapy themselves. They spoke to friends and sought advice about options.

One day as they were sorting through their options, their doorbell rang. It was a delivery of boxes and one of the most amazing messages the family would ever receive. Their friends, family and other caring individuals had all come together to purchase Jack a new Vest system. "This incredible gesture knocked our socks off," says Blain. "We couldn't believe that so many people had stepped up to help our son and get him The Vest that we knew in our hearts could change his situation and help him feel better."

The family quickly noticed the effects that The Vest had on Jack. "We'd go to the clinic for checkups and talk to other families with CF," says Blain. "Jack seemed to be thriving so much more than other children who didn't have access to this therapy."

Blain was so moved by the caring gesture of his loved ones and his experiences at the clinic that he dedicated himself to raising awareness and money for other children like Jack. One day he read an article about a 150-mile ultra-marathon race. "Now that would make a good fundraiser for CF," he said to Kristin. "Then why don't you do it?" she replied.

Blain signed up for the next event, a five-day ultra-marathon across the Sahara that is among the most extreme running challenges on the planet. This requires substantial training for even experienced marathon athletes to achieve. "My son will go through challenges in his life," says Blain. "I wanted to do something that would be as difficult for me as CF is for him."

Knowing full well what he was facing, Blain threw himself into training with an unwavering commitment to succeed. That was three races ago. To date, he has raised more than $70,000 for CF. Blain Davis is also competitive among the world's elite athletes in these races.

Recently, the Davis' established The Jack Davis Hope Foundation, which aims to do for others exactly what their friends and family did for Jack years ago. "We want to help families face this disease and provide support to help them get the best therapies possible."

Blain's next race is in 2012 in Jordan, ending at the ancient city of Petra. The funding will go to help a hospital in Romania and a family in Canada.

But he will be running, as he always does, for Jack.



For more information about The Vest and patient support programs that may be available, log onto www.thevest.com.

Beating the Odds:
Triumph in the Aftermath of a Serious Accident

Decades of caregiver experience gave Sarah Houlahan back months of her life.

Sarah Houlahan has always been active, vibrant and ambitious in all she does. She never imagined that a simple errand could alter her life forever. During a visit to her parents' home in Huntington Beach, California, Sarah and her mother hopped into a car to return some rented videos.

They were just a few blocks from home when a truck hit their car directly on Sarah's side at a high rate of speed. Sarah's condition was severe. She was unconscious and her airway was obstructed. Emergency workers on their way to the accident were told that Sarah had died at the scene. Miraculously, they were able to restore her breathing and then worked to cut through the car to free her.

Sarah woke up in the hospital many hours later in excruciating pain. She had sustained multiple injuries, including seven broken ribs, a punctured lung, eight fractures of the pelvis, a dislocated knee and shoulder, and a shattered tailbone. The damage to her pelvis and tailbone included the nerves running to her legs and Sarah woke up with no feeling below the waist. She thought she was paralyzed. "My memories are very vague of that first night, but I can still recall the fear as I tried moving my body and was unable to do so."

Sarah's mother-in-law, Mary Jean Houlahan, is a nurse in Florida with more than 30 years of experience, including nurse of the year honors. Upon hearing about Sarah's accident, Mary Jean took time off from work, bought a plane ticket and traveled to California. Mary Jean spent nine days and nights in the hospital at Sarah's side, working with the hospital staff to care for her. During that time, Mary Jean watched Sarah struggle to get even an hour or two of sleep each night. With her deep nursing experience, Mary Jean knew that a patient such as Sarah could develop a number of bed related problems. She didn't want to see that happen to her. Mary Jean began to advocate that Sarah be moved to a Hill-Rom VersaCare® bed.

"During those long first days of therapy and painful nights," Mary Jean recalls, "Sarah did all she could to work with her team, stay positive and relearn how to walk and be self-sufficient again. The clinical team predicted months of rehabilitation. In my mind, that meant months of discomfort on a standard bed."

"The hospital staff worked with me to discuss ways to reduce Sarah's symptoms, her length of stay and medications. We also looked at ways to improve her mood and sleep while preventing 'never events,' such as hospital acquired pressure ulcers. In my experience, the VersaCare bed could help improve Sarah's situation and this suggestion was well received. Most of all, I wanted to help relieve her suffering. That is my primary role as a nurse, and in this case, as someone who really cared for her."

Ultimately, Sarah was switched to a VersaCare bed and she says she felt immediate and dramatic differences in the amount and quality of sleep. Mary Jean believed based on her experience that Sarah was also experiencing preventive differences that she would never be able to see or feel. Sarah's condition began to significantly improve along with her outlook and drive to recover. Sarah then proceeded to beat every goal her physicians set for her.

"They said I would be in acute rehabilitation for four to six months. I got out in two," she says. "I got out early—way early—and I attribute all of that to the VersaCare bed."

Sarah has always lived her life with a fighting spirit and a positive outlook. With Mary Jean and her decades of nursing experience there in her corner, Sarah won the most important fight of her life. As she sets off on the road ahead, Sarah takes nothing for granted—even a simple errand.



Sarah Houlahan recovered from a serious car accident in a Hill-Rom VersaCare® bed



"They said I would be in acute rehabilitation for four to six months. I got out in two. I got out early—way early—and I attribute all of that to the VersaCare® bed."

Product Innovation and Research

Hill-Rom's diverse portfolio of market-leading products



Frames and Surfaces



Stretchers/Maternal



Patient Handling



Patient Environment



Connectivity and Communications



Respiratory Care



Surgical Positioning

Examples of 2011 Product Innovations Introduced

- Basis™ modular headwall system
- Advanta™ 2 obstacle-detect features
- Hill-Rom® 900 bed braking, turning and height adjustment features
- NaviCare® 3.0
- COMLinx® Nurse Communications Module 5.0
- NaviCare® WatchChild® Enhancements
- LikoStretch 1900 Liftsheet 1900 Solo
- Enhanced battery charger for mobile lifts
- Improved knee support on sit-to-stand patient lifts
- Hug-U-Vac Steep Trend Positioner to hold steep angles for surgical procedures
- Lift-Assist™ Chair to help position patients during shoulder surgery
- Bow® Frame, a versatile platform for spinal surgery

9%

increase in R&D investments

126

patents issued worldwide

19 new product

innovations introduced

Our innovation and research program drives our current success and is critical to the future contributions we will bring to healthcare in the years ahead.

Hill-Rom's research program is investigating several areas of opportunity to create products that protect and enable caregivers and help patients get better faster. Our pipeline projects aim to transform possibilities into real-life, next-generation solutions for patients and caregivers.

opportunity = innovation

1. **Opportunity:** *17.6% hospital readmission rate for major conditions at a cost of $17.4 billion (two-thirds of these are preventable)*

   Innovation: *Advanced sensing and detection technologies built into the bedside and other aspects of the direct patient care environment*

2. **Opportunity:** *Less than 30% of caregiver time is spent on direct patient care*

   Innovation: *Sophisticated point-of-care decision support for caregivers with links to patient acuity monitoring and electronic medical records*

3. **Opportunity:** *Length of stay reduced 1.4 days in the ICU and 3.3 days overall for patients receiving regular in-bed physical therapy*

   Innovation: *Integrated therapy delivery at the point of care*

A Better Outcome

for Patients and Caregivers

0

incidence

of ventilator associated pneumonia

The Problem:

Pulmonary complications in critically ill patients

Anyone who has had chest or head congestion from a cold or allergy knows that lying flat on your back for long periods of time is no way to help yourself feel better. Now imagine the serious pulmonary problems and complications the critically ill patient in an intensive care environment experiences from long periods of immobility, intubation or mechanical ventilation to breathe. These problems can include hypoxia (or lack of oxygen in the body tissue), collapse of lung tissue and lung infections. The Institute for Healthcare Improvement has reported that one of these infections, ventilator associated pneumonia (VAP), is among the most frequent causes of increased hospital morbidity and mortality in critically ill patients

The Solution:

Progressive mobility initiatives

Before its progressive mobility initiatives were implemented, St. Joseph's Hospital in Orange County, California, had a ventilator associated pneumonia rate of 2.5 per 1,000 ventilator days. This rate, and more importantly the impact on patients, was unacceptable to the St. Joseph's care teams and they reached out to Hill-Rom for assistance in designing progressive mobility initiatives. Progressive mobility is defined as a series of positioning movements such as elevation of the head of the bed, rotating from side to side (continuous lateral rotation therapy), prone positioning and upright/leg down positions in bed (as if sitting in a chair). The St. Joseph's team put in place progressive mobility initiatives that include sophisticated bed frames and surfaces with features that aid progressive mobility patient positioning, standardized guidelines for progressive mobility, and clinical and equipment education throughout the hospital's critical care areas.

A Better Outcome:

Zero incidence of ventilator associated pneumonia

Through its intensive progressive mobility initiatives, St. Joseph's Hospital was able to reduce the incidence of VAP in its critically ill patients to zero. The St. Joseph's team has been acknowledged for its accomplishments by organizations such as the American Nurses Credentialing Center, the U.S. Department of Health and Human Services and the Critical Care Societies Collaborative.

Prevalence rate of pressure ulcers reduced by nearly

½

The Problem:

Pressure ulcers

Immobility can cause serious problems for patients in all types of care settings from acute care hospitals to long-term care facilities to home care. Pressure ulcers are one such serious problem that can lead to complicating infections such as sepsis, infections in the connective tissue and joint space and bone infections. All of these infections are serious enough to be life threatening for patients. Most pressure ulcers are considered preventable.

The Solution:

Pressure ulcer assessment and prevention protocols

Hill-Rom implemented the International Pressure Ulcer Prevalence (IPUP) Survey in 1989 to assess the number and severity of pressure ulcers occurring in healthcare facilities. At the initiation of this survey, there were 148 facilities participating, along with 35,000 patients. Today, IPUP is the longest running pressure ulcer database and one of the largest surveys of its kind with more than 930 facilities and 100,000 patients participating. Along with several other clinical and quality organizations, the European Pressure Ulcer Advisory Panel and the American National Pressure Ulcer Advisory Panel issued guidelines for the prevention and treatment of facility acquired pressure ulcers. These guidelines include skin and risk assessments, proper surface selection and patient repositioning and mobilization protocols.

A Better Outcome:

Prevalence rate of pressure ulcers reduced by nearly ½

The 2011 IPUP survey indicated a rate of 4.7% for facility acquired pressure ulcers among patients in the database. This is nearly half what the IPUP survey was tracking 10 years ago among its patients. Individual facilities that have implemented aggressive prevention protocols throughout their organizations saw even more significant reductions in the incidence of pressure ulcers over the course of a few years. These facilities continue to drive their prevention efforts toward the ultimate goal of zero preventable pressure ulcers.



Corporate Social Responsibility

Hospital Beds for Humanity™ volunteers Shannon Pope and Ginny Yorn

Through the Hill-Rom Hospital Beds for Humanity™ program, Hill-Rom volunteers from the U.S., Europe and Asia/Pacific contribute their time and effort to refurbish and renew beds and other Hill-Rom products that are then delivered to needy hospitals in developing countries around the world.

Hill-Rom verified 100% compliance with REACH—the European regulation that addresses the registration, evaluation, authorization and restriction of chemical substances in products.

In 2011, Hill-Rom volunteers refurbished and delivered needed equipment to hospitals in Ghana, Panama and Mongolia:

- **411 hospital beds**
- **200 surfaces/mattresses**
- **21 stretchers**
- **47 pieces of additional patient environment products**

At Hill-Rom, we view good corporate citizenship as a natural extension of our mission and yet another opportunity to improve lives around the world. We value our customers, our employees and the communities in which we work.

We are committed to the highest standards of ethics and integrity in all that we do. The company has a clear mission and set of values. We provide resources for all Hill-Rom employees to understand and fully comply with all applicable laws and regulations. The company also provides support and opportunities for all employees worldwide to raise ethical questions or concerns in a confidential environment.

Our Hospital Beds for Humanity™ program grew annual deliveries 35% this year compared with 2010. Through this program, Hill-Rom volunteers from the U.S., Europe and Asia/Pacific contribute their time and effort to refurbish and renew beds and other Hill-Rom products that are then delivered to needy hospitals in developing countries around the world.

Hill-Rom is dedicated to business practices that are environmentally sound. We work to find innovative solutions to reduce use of materials throughout our operations. We are committed to the responsible management, use and disposal of chemicals used in the manufacture of our products. Through trade-in or buy back, many of our products are refurbished and returned to the market or the materials recycled to reclaim metals, plastics and electronic components. In addition to our recycling efforts, we pursue environmentally sound facilities management practices.

Teams work throughout Hill-Rom facilities and in the field to assess safety on an ongoing basis and implement continuous improvement to ensure a safe and efficient workplace for all of our employees.

These are just a few examples of how Hill-Rom is making positive contributions and working for a better outcome each and every day in our global communities.

Financial Overview

Fiscal Year Ended September 30 (Dollars in millions except per share data)

	2011	2010	2009
Net Revenues			
Capital sales	$1,119.0	996.6	921.5
Rental revenues	472.7	473.0	465.4
Total Revenues	1,591.7	1,469.6	1,386.9
Gross Profit			
Capital sales	512.2	448.0	365.8
Rental revenues	269.1	268.6	262.1
Total Gross Profit	781.3	716.6	627.9
Research and development expenses	63.8	58.3	55.7
Selling and administrative expenses	502.0	474.6	461.6
Litigation charges (credit)	47.3	(21.2)	—
Impairment of goodwill and other intangibles	—	—	472.8
Special charges	1.4	13.2	20.5
Operating Profit (Loss)	166.8	191.7	(382.7)
Other income (expense), net	(7.1)	(8.8)	3.9
Income (Loss) Before Income Taxes	159.7	182.9	(378.8)
Income tax expense	26.2	56.9	26.2
Net Income (Loss)	133.5	126.0	(405.0)
Less: Net income attributable to noncontrolling interest	0.2	0.7	—
Net Income (Loss) Attributable to Common Shareholders	$ 133.3	125.3	(405.0)
Net Income (Loss) per Common Share—Diluted	$ 2.09	1.97	(6.47)
Dividends per Common Share	$ 0.43	0.41	0.41
Average Common Shares Outstanding—Diluted (000's)	63,899	63,739	62,581
Shareholders	19,500	21,000	17,900
Employees	6,230	6,350	6,500

See Management's Discussion and Analysis of Financial Condition and Results of Operations and Notes to Consolidated Financial Statements for more information.

Adjusted Financial Data Reconciliation

	2011	2010	2009
GAAP Operating Income (Loss)	$166.8	$191.7	$(382.7)
Adjustments:			
Vendor product recall	(2.3)	—	—
Acquisition and integration costs	1.0	—	2.3
Litigation charge (credit)	47.3	(21.2)	—
Special charges	1.4	13.2	20.5
Impairment of goodwill and other intangibles	—	—	472.8
Effect of Liko inventory valuation	—	—	2.9
Adjusted Operating Income	214.2	183.7	115.8
Adjusted Operating Margin	13.5%	12.5%	8.3%
Adjusted Diluted Earnings Per Share	$ 2.27	$ 1.76	$ 1.18

(adjusted EPS reconciled to as-reported EPS in Management's Discussion and Analysis in 10-K included herein)

Five-Year Summary

Fiscal Year Ended September 30 (Dollars in millions except per share data)

	2011	2010	2009	2008	2007
Results of Operations (a):					
Net revenues	$1,591.7	1,469.6	1,386.9	1,507.7	1,356.5
Cost of revenues and operating expenses	$1,376.2	1,285.9	1,276.3	1,382.1	1,237.0
Litigation charges (credits) (b)	$ 47.3	(21.2)	—	—	(1.2)
Impairment of goodwill and other intangibles (c)	$ —	—	472.8	—	—
Special charges (credits) (d)	$ 1.4	13.2	20.5	22.8	(0.2)
Operating profit (loss)	$ 166.8	191.7	(382.7)	102.8	120.9
Other income (expense), net	$ (7.1)	(8.8)	3.9	(10.5)	(14.7)
Income (loss) from continuing operations before income taxes	$ 159.7	182.9	(378.8)	92.3	106.2
Percent of net revenues	10.0	12.4	(27.3)	6.1	7.8
Income tax expense	$ 26.2	56.9	26.2	25.2	35.8
Percent of effective rate (e)	16.4	31.1	(6.9)	27.3	33.7
Income (loss) from continuing operations	$ 133.5	126.0	(405.0)	67.1	70.4
Percent of net revenues	8.4	8.6	(29.2)	4.5	5.2
Income from discontinued operations	$ —	—	—	48.7	120.2
Net income (loss)	$ 133.5	126.0	(405.0)	115.8	190.6
Less: Net income attributable to noncontrolling interest	$ 0.2	0.7	—	—	—
Net income (loss) attributable to common shareholders	$ 133.3	125.3	(405.0)	115.8	190.6
Per Share Data:					
Income (loss) attributable to common shareholders from continuing operations—Diluted (a)	$ 2.09	1.97	(6.47)	1.07	1.13
Net income (loss) attributable to common shareholders—Diluted (a)	$ 2.09	1.97	(6.47)	1.85	3.07
Cash dividends (f)	$ 0.43	0.41	0.41	0.78	1.14
Average common shares outstanding—Diluted (000's)	63,899	63,739	62,581	62,622	62,115

(a) Results of Operations and diluted income (loss) per share data reflects the results of Hill-Rom Holdings, Inc. on a continuing operations basis with the results of the former funeral services business reflected in discontinued operations for all periods presented.
(b) Reflects antitrust litigation credits in 2010 and 2007 and litigation settlement charges in 2011.
(c) Reflects an impairment of goodwill and other intangibles due to a decline in the Company's market capitalization during the second quarter of fiscal 2009 related to the overall macro-economic climate and its unfavorable impact on hospital capital spending.
(d) Special charges (credits) reflect actions taken including streamlining the organization, realignment of certain operations, the write-down of underperforming and rationalized assets and the reversal of prior special charge provisions in excess of requirements (see Note 9 to Consolidated Financial Statements).
(e) Reflects the 2009 non-deductible goodwill impairment charge and discrete period tax items as applicable each year.
(f) Reflects reduced dividends since the date of spin-off of funeral services business.

		HRC			HB
	2011	2010	2009	2008	2007
Financial Position (g):					
Current assets	$ 791.7	739.2	695.1	772.3	894.4
Current liabilities	$ 334.0	288.7	344.3	394.7	339.6
Working capital	$ 457.7	450.5	350.8	377.6	554.8
Current ratio	2.4	2.6	2.0	2.0	2.6
Equipment leased to others and property, net	$ 222.8	243.7	272.4	296.8	410.3
Total assets	$1,299.1	1,245.6	1,232.6	1,689.9	2,117.0
Long-term obligations/debt (h)	$ 50.8	98.5	99.7	100.3	349.0
Shareholders' equity	$ 741.7	707.5	609.3	1,082.6	1,277.8
Other Data (g):					
Capital expenditures (i)	$ 68.9	64.7	63.9	102.6	135.2
Depreciation, amortization and write-down of intangibles (i)	$ 103.9	99.7	573.0	112.8	107.3
Net cash provided by operating activities (i)	$ 222.5	139.8	225.7	270.5	285.3
Employees	6,230	6,350	6,500	6,800	9,900
Shareholders	19,500	21,000	17,900	24,700	19,000
Stock price range—high and low (j)	$48.80–26.90	35.89–19.59	30.04–8.89	33.46–24.38	67.49–54.57

(g) Financial position and other data reflects the operations of Hill-Rom Holdings, Inc. (HRC) as of and for the years ended September 30, 2011, 2010, 2009 and 2008 and Hillenbrand Industries, Inc. (HB), our predecessor, as of and for the year ended September 30, 2007.
(h) Reflects long-term obligations, including capital leases.
(i) Cash flow information for fiscal year 2008 reflects Hill-Rom Holdings, Inc. for the full year and our former funeral services business for the first half of the year.
(j) Stock price range for the year ended September 30, 2008 reflects only the period April 1, 2008 (the date of the spin) through September 30, 2008.

Corporate Information

Hill-Rom Board of Directors

Rolf A. Classon
Chairman, Hill-Rom
Elected in 2002

James R. Giertz
Senior Vice President and Chief Financial Officer of H.B. Fuller Company, St. Paul, Minnesota
Elected in 2009

Charles E. Golden
Retired Executive Vice President and Chief Financial Officer of Eli Lilly and Company, Indianapolis, Indiana
Elected in 2002

Eduardo Menascé
Retired President, ESG, Verizon Communications, New York, New York
Elected in 2004

Joanne C. Smith, M.D.
President and CEO of the Rehabilitation Institute of Chicago, Chicago, Illinois
Elected in 2003

Ronald A. Malone
Retired CEO of Gentiva Health Services, Inc., Melville, New York
Elected in 2007

W August Hillenbrand
Retired President and CEO of Hill-Rom, Batesville, Indiana
Elected in 1972

John J. Greisch
President and CEO, Hill-Rom, Batesville, Indiana
Elected in 2010

Katherine S. Napier
CEO of Arbonne International, LLC, Irvine, California
Elected in 2009

Hill-Rom Executive Leaders

Martha Goldberg Aronson
Senior Vice President and President, North America

John Dickey
Senior Vice President, Corporate Support Services

Andreas Frank
Senior Vice President, Corporate Development and Strategy

John Greisch
President and CEO

Mark Guinan
Senior Vice President and Chief Financial Officer

Alejandro Infante
Senior Vice President and President, International

Scott Jeffers
Senior Vice President, Global Supply Chain

Richard Keller
Vice President, Controller and Chief Accounting Officer

Brian Lawrence
Senior Vice President and Chief Technology Officer

Susan Lichtenstein
Senior Vice President, Corporate Affairs, Chief Legal Officer and Secretary

Joseph McGowan
Vice President, Tax

Michael Macek
Treasurer

Jason Michaels
Vice President, Internal Audit

Michael Murphy
Vice President, Quality Assurance and Regulatory Affairs

Michael Oliver
Senior Vice President and Chief Human Resources Officer

Blair (Andy) Rieth
Vice President, Investor Relations

Philip Settimi
Senior Vice President, Global Marketing and Chief Marketing Officer

Alton Shader
Senior Vice President and President, Post-Acute Care

Hill-Rom 2011 Form 10-K

Enhancing Outcomes for
Patients and Their Caregivers

Hill-Rom

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☑ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended September 30, 2011
OR
☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the transition period from ____ to ____

Commission File No. 1-6651

Hill-Rom

Enhancing Outcomes for Patients and Their Caregivers.™

HILL-ROM HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Indiana	**35-1160484**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1069 State Route 46 East **Batesville, Indiana**	**47006-8835**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (812) 934-7777
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, without par value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company (as defined in Rule 12b-2 of the Exchange Act).
Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

The aggregate market value of the registrant's voting common equity, held by non-affiliates of the registrant, was approximately $2.3 billion, based on the closing sales price of $37.98 per share as of March 31, 2011 (the last business day of the registrant's most recently completed second fiscal quarter). There is no non-voting common equity held by non-affiliates.

The registrant had 61,712,277 shares of its common stock, without par value, outstanding as of November 7, 2011.

Documents incorporated by reference.

Certain portions of the registrant's definitive Proxy Statement to be delivered to shareholders in connection with the Annual Meeting of Shareholders to be held on March 6, 2012 are incorporated by reference into Part III of this Annual Report on Form 10-K.

HILL-ROM HOLDINGS, INC.

Annual Report on Form 10-K

For the Fiscal Year Ended September 30, 2011

TABLE OF CONTENTS

PART I

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this Annual Report on Form 10-K ("Form 10-K") contain forward-looking statements within the meanings of the Private Securities Litigation Reform Act of 1995 regarding our future plans, objectives, beliefs, expectations, representations and projections. We have tried, whenever possible, to identify these forward-looking statements by using words such as "intend," "anticipate," "believe," "plan," "encourage," "expect," "may," "goal," "become," "pursue," "estimate," "strategy," "will," "projection," "forecast," "continue," "accelerate," "promise," "increase," "higher," "lower," "reduce," "improve," "expand," "progress," "potential" or the negative of those terms or other variations of them or by comparable terminology. The absence of such terms, however, does not mean that the statement is not forward-looking.

Forward-looking statements are not guarantees of future performance, and our actual results could differ materially from those set forth in any forward-looking statements. Factors that could cause actual results to differ from forward-looking statements include but are not limited to the factors discussed under the heading "Risk Factors" in this Annual Report on Form 10-K. We assume no obligation to update or revise any forward-looking statements.

Item 1. BUSINESS

General

Hill-Rom Holdings, Inc. (the "Company," "Hill-Rom," "we," "us," or "our") (formerly known as Hillenbrand Industries, Inc.) was incorporated on August 7, 1969 in the State of Indiana and is headquartered in Batesville, Indiana. We are a leading worldwide manufacturer and provider of medical technologies and related services for the health care industry, including patient support systems, safe mobility and handling solutions, non-invasive therapeutic products for a variety of acute and chronic medical conditions, medical equipment rentals and information technology solutions. Our comprehensive product and service offerings are used by health care providers across the health care continuum and around the world in hospitals, extended care facilities and home care settings, to enhance the safety and quality of patient care.

Segment Information

We operate and manage our business within three reportable segments, each of which is generally aligned by customer type. The segments are as follows:

- ***North America Acute Care*** - sells and rents our hospital patient support and near-patient technologies, as well as our health information technology solutions and surgical accessories, to acute care facilities.
- ***North America Post-Acute Care*** - sells and rents a variety of products outside of the hospital setting including long-term acute care, extended care and home care and our respiratory care products in all settings.
- ***International*** - sells and rents similar products as our North America businesses in regions outside of the U.S. and Canada.

Net revenues, segment profitability and other measures of segment reporting for each reporting segment are set forth in Note 12 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this Form 10-K. No single customer accounts for more than 10 percent of our revenue in any segment.

Products and Services

We have extensive distribution capabilities and broad reach across all health care settings. We sell and rent primarily to acute and extended care health care facilities worldwide through both a direct sales force and distributors. An emerging business involves the direct to consumer ("DTC") sales for patients and families desiring the same level of product while at home. Through our network of approximately 190 North American and 25 international service centers, and approximately 1,270 North American and 260 international service professionals, we are able to provide technical support and services and rapidly deliver our products to customers on an as-needed basis, providing our customers flexibility to purchase or rent our products. This extensive network is critical to securing contracts with Group Purchasing Organizations ("GPOs") and serving our customers.

Our products and services are outlined below. Except where noted, we generally sell products and services and rent from each of our product categories in all of our business segments.

Patient Support Systems. Our innovative patient support systems include a variety of bed systems, along with integrated and non-integrated therapeutic bed surfaces that we rent and sell worldwide. These patient support systems can be designed for use in high, mid and low acuity settings, depending on the specific design options. Our advanced patient support systems can also provide patient data reporting (e.g., weight and therapy statistics), real time caregiver decision support, patient safety alarms and caregiver alerts concerning such things as bed exit, bed height, patient positioning; wound healing and prevention; pulmonary treatment; point of care controls; and patient turn assist and upright positioning. Approximately 51, 49 and 43 percent of our revenues during fiscal 2011, 2010 and 2009, were derived from patient support systems.

Non-Invasive Therapeutic Products. We rent and sell non-invasive therapeutic products and surfaces designed for the prevention and treatment of a variety of acute and chronic medical conditions, including pulmonary, wound and bariatric conditions. These products are rented and sold across all of our segments, primarily in the U.S., Canada and Europe, with the exception of our respiratory care products. Historically and through fiscal 2011, our respiratory products were sold exclusively by our North America Post-Acute Care segment. Beginning in fiscal 2012, the International segment will begin supplying respiratory care products outside of the U.S. and Canada. Approximately 29, 30 and 30 percent of our revenues were derived from these therapeutic products in fiscal 2011, 2010 and 2009.

Medical Equipment Management and Contract Services. We provide rentals and health care provider asset management services for a wide variety of moveable medical equipment, also known as MME, such as ventilators, defibrillators, intravenous pumps and patient monitoring equipment. In addition, we also sell equipment service contracts for our capital equipment, primarily in the U.S. Approximately 9, 10 and 10 percent of our revenues were derived from these products and services in fiscal 2011, 2010 and 2009.

Patient Environment and Mobilization Solutions. These products include mobility solutions (such as lifts and other devices used to safely move patients), architectural products (such as headwalls and power columns) and health care furniture. We sell patient environment and mobility solutions products across all of our segments, primarily to acute and extended care health care facilities worldwide.

Health Information Technology Solutions. We also develop and market a variety of communications technologies and software solutions. These are designed to improve patient safety and efficiency at the point of care by, among other things, enabling patient-to-staff and staff-to-staff communications, and aggregating and delivering patient data. These products are sold mainly to our North America Acute Care customers.

Surgical Products. We offer a range of positioning devices for use in shoulder, hip, spinal and lithotomy surgeries as well as platform-neutral positioning accessories for nearly every model of operating room table. These products are sold mainly to our North America Acute Care customers.

Raw Materials

Principal materials used in our products include carbon steel, aluminum, stainless steel, wood and laminates, petroleum based products, such as foams and plastics, and other materials, substantially all of which are available from several sources. Motors and electronic controls for electrically operated beds and certain other components are purchased from one or more manufacturers.

Prices fluctuate for raw materials and sub-assemblies used in our products based on a number of factors beyond our control. Specifically, over the past several years, the fluctuating prices of certain raw materials, including metals, fuel, plastics and other petroleum based products in particular, and fuel related delivery costs, had a direct effect on our profitability. Although we generally have not engaged in hedging transactions with respect to raw material purchases, we have entered into fixed price supply contracts at times.

Most of our extended contracts with hospital GPOs and other customers for the sale of products in North America permit us to institute annual list price increases, although we may not be able to raise prices sufficiently to offset all raw material cost inflation.

Competition

In all our business segments, we compete on the basis of clinical expertise and resulting product clinical utility and ability to produce favorable outcomes, as well as value, quality, customer service, innovation and breadth and depth of product offerings. As all of our business segments generally sell products and services in all of our product categories, we evaluate our competition based on our product categories, rather than our business segments.

The following table displays our significant competitors with respect to each product category:

Product Categories	Competitors
Patient Support Systems	Stryker Corporation ArjoHuntleigh (Division of Getinge AB) Linet Invacare Joerns Healthcare
Non-Invasive Therapeutic Products	Kinetic Concepts, Inc. SIZEWise Rentals, LLC RecoverCare, LLC ArjoHuntleigh (Division of Getinge AB)
Medical Equipment Management and Contract Services	Universal Hospital Services, Inc. Freedom Medical, Inc.
Patient Environment and Mobility Solutions	ArjoHuntleigh (Division of Getinge AB) Guldmann Waverly Glen Modular Services Herman Miller Healthcare
Health Information Technology Solutions	Rauland-Borg Corporation GE Medical (owns Dukane) West-Com Nurse Call Systems, Inc.
Surgical Products	MizuhoOSI Tenet Medical (part of Smith & Nephew) Schuerch Medical Action Medical

Additionally, we compete with a large number of smaller and regional manufacturers.

Regulatory Matters

FDA Regulation. We design, manufacture, install and distribute medical devices that are regulated by the Food and Drug Administration ("FDA") in the U.S. and similar agencies in other countries. The regulations and standards of these agencies evolve over time and require us to make changes in our manufacturing processes and quality systems to remain in compliance. The FDA's Quality System regulations and the regulatory equivalents under the Medical Device Directive in the European Union set forth standards for our product design and manufacturing processes, require the maintenance of certain records and provide for inspections of our facilities. From time to time, the FDA performs routine inspections of our facilities and may inform us of certain deficiencies in our processes or facilities; however, we currently have no outstanding so-called "warning letters" which would indicate that any material remediation actions are required. In addition, there are also certain state and local government requirements that must be complied with in the manufacturing and marketing of our products.

Environmental. We are subject to a variety of federal, state, local and foreign environmental laws and regulations relating to environmental and health and safety concerns, including the handling, storage, discharge and disposal of hazardous materials used in or derived from our manufacturing processes. When necessary, we provide for reserves in our financial statements for environmental matters. Based on the nature and volume of materials involved regarding onsite impacts and other currently known information, we do not expect the remediation costs for any onsite environmental issues in which we are currently involved to exceed $2 million.

Health Care Regulations. The health care industry is undergoing significant change. In March 2010, comprehensive health care reform legislation was signed into law through the passage of the Patient Protection and Affordable Health Care Act (H.R. 3590) and the Health Care and Education Reconciliation Act (H.R. 4872). In addition to health care reform, Medicare, Medicaid and managed care organizations, such as health maintenance organizations and preferred provider organizations, traditional indemnity insurers and third-party administrators are increasing pressure to both control health care utilization and to limit reimbursement, either through competitive bidding programs or otherwise. The potential impact of these changes to our business is discussed further in Item 1A. Risk Factors and Part II, Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations included in this Annual Report on Form 10-K.

Product Development

Most of our products and product improvements have been developed internally. We maintain close working relationships with physicians and medical personnel in hospitals and universities who assist in product research and development. New and improved products play a critical role in our sales growth. We continue to place emphasis on the development of proprietary products and product improvements to complement and expand our existing product lines. Our significant research and development activities are located in Batesville, Indiana; Cary, North Carolina; Lulea, Sweden; Montpelier and Pluvigner, France; and Singapore.

Research and development is expensed as incurred. Research and development expense for the fiscal years ended September 30, 2011, 2010 and 2009, was $63.8 million, $58.3 million and $55.7 million.

In addition, certain software development technology costs are capitalized as intangibles and are amortized over a period of three to five years once the software is ready for its intended use. The amounts capitalized during fiscal years 2011, 2010 and 2009 were approximately $2.1 million, $4.8 million and $5.8 million.

Patents and Trademarks

We own, and from time-to-time license, a number of patents on our products and manufacturing processes, but we do not believe any single patent or related group of patents is of material significance to our business as a whole. We also own a number of trademarks and service marks relating to our products and product services. Except for the mark "Hill-Rom," we do not believe any single trademark or service mark is of material significance to our business as a whole.

Foreign Operations and Export Sales

Information about our foreign operations is set forth in tables relating to geographic information in Note 12 of Notes to Consolidated Financial Statements, included herein under Part II, Item 8 - Financial Statements and Supplementary Data.

Employees

At September 30, 2011, we had approximately 6,230 employees worldwide. Approximately 570 of our employees work in our logistics and manufacturing operations in the U.S. under collective bargaining agreements. We are also subject to various collective bargaining arrangements or national agreements outside the U.S. The collective bargaining agreement at our primary U.S. manufacturing facility will expire in January 2013. We have not experienced a work stoppage in the U.S. in over 40 years, and we believe that our employee relations are satisfactory.

Executive Officers

The following sets forth certain information regarding our executive officers. The term of office for each executive officer expires on the date his or her successor is chosen and qualified. No director or executive officer has a "family relationship" with any other director or executive officer of the Company, as that term is defined for purposes of this disclosure requirement. There is no understanding between any executive officer and any other person pursuant to which the executive officer was selected.

John J. Greisch, 56, was elected President and Chief Executive Officer of Hill-Rom in January 2010. Mr. Greisch was most recently President, International Operations for Baxter International, Inc., a position he held since 2006. Prior to this, he held several other positions with Baxter, serving as Baxter's Chief Financial Officer and as President of Baxter's BioScience division.

Mark Guinan, 49, was elected as our Senior Vice President and Chief Financial Officer in December 2010. Mr. Guinan previously held a variety of positions with Johnson & Johnson, most recently as the Chief Procurement Officer since October 2009. Prior to that, he served as Vice President - Finance, Global Pharmaceutical Group, and Vice President - Finance, Global R&D and Business Operations.

Martha Goldberg Aronson, 44, was elected Senior Vice President and President North America for Hill-Rom in August 2010. Before joining Hill-Rom, she was most recently a Senior Vice President at Medtronic where she held a variety of marketing and general management roles, including Vice President and General Manager Gastroenterology/Urology, and Vice President and General Manager for Medtronic's Neurological and Diabetes business in Europe.

Alejandro Infante Saracho, 50, was elected Senior Vice President and President International for Hill-Rom effective May 2010. Before joining the Company, he spent more than 25 years with Hospira and Abbott serving in a number of executive positions, including President of the Americas, General Manager International Operations and Regional Director Latin America for Hospira.

Scott Jeffers, 41, was elected Senior Vice President, Global Supply Chain for Hill-Rom in September 2010. Before joining Hill-Rom, he held a number of senior operational positions in GE Healthcare including General Manager of Global Lean Enterprise; General Manager of Global Supply Chain for Life Support Solutions; and General Manager of Global Sourcing & Operational Excellence for the Clinical Systems business. Prior to joining GE, Mr. Jeffers was an officer in the United States Air Force.

Richard G. Keller, 50, was elected Vice President, Controller and Chief Accounting Officer of the Company effective August 2005. He had served as Executive Director - Controller of Hill-Rom since March 2004.

Brian Lawrence, 41, was elected Senior Vice President and Chief Technology Officer for Hill-Rom effective December, 2010. Mr. Lawrence joined Hill-Rom from GE Healthcare, where he was Chief Technology Officer for Life Support Solutions and held a number of other leadership and innovation positions in GE's Global Research Center.

Susan R. Lichtenstein, 54, was elected Senior Vice President, Corporate Affairs, Chief Legal Officer and Secretary for Hill-Rom effective May 2010. Previously she was Corporate Vice President and General Counsel at Baxter International, where she was responsible for global legal matters, corporate communications and government affairs.

Michael Macek, 39, was elected Treasurer in March 2011. Mr. Macek held the position of Executive Director, Treasury for Hill-Rom since 2008, and a series of financial positions with Hill-Rom since 2005.

Michael Oliver, 58, was appointed Senior Vice President and Chief Human Resources Officer for Hill-Rom in March 2011. Prior to joining Hill-Rom, Mr. Oliver was the Vice President and Chief Human Resources Officer for Pactiv Corporation and from 1997 to 2008 he was Senior Vice President for Brady Corporation.

Blair A. (Andy) Rieth, Jr., 53, was hired as Vice President of Investor Relations of the Company in June 2006. Prior to joining us, he was the Investor Relations Officer of Guidant Corporation from 2000 to 2006.

Philip Settimi, 34, was elected Senior Vice President Global Marketing and Chief Marketing Officer for Hill-Rom effective May 2010. He joined Hill-Rom from Hospira, where he was Vice President Global Marketing for Hospira's medical device business. Dr. Settimi previously worked for General Electric's health care business, serving in a number of marketing and strategy roles.

Alton Shader, 38, joined Hill-Rom as Senior Vice President and President, Post-Acute Care in July 2011. Before joining Hill-Rom, Mr. Shader was General Manager of Renal at Baxter International. Previously, he served as General Manager for Baxter Ireland and held senior marketing positions in Baxter's operations in Zurich and in California.

Andreas Frank, 35, joined Hill-Rom as Senior Vice President Corporate Development and Strategy in October 2011. Before joining Hill-Rom, Mr. Frank was Director Corporate Development at Danaher Corporation. Previously he worked in the Corporate Finance and Strategy practice at the consulting firm McKinsey & Company.

Availability of Reports and Other Information

Our website is www.Hill-Rom.com. We make available on this website, free of charge, access to our annual, quarterly and current reports and other documents we file with or furnish to the Securities and Exchange Commission ("SEC") as soon as practicable after such reports or documents are filed or furnished. We also make available on our website position specifications for the Chairman, Vice Chairman, members of the Board of Directors and the Chief Executive Officer, our Code of Ethical Business Conduct (and any amendments or waivers), the Corporate Governance Standards of our Board of Directors and the charters of each of the standing committees of the Board of Directors. All of these documents are also available to shareholders in print upon request.

All reports filed with the SEC are also available via the SEC website, www.sec.gov, or may be read and copied at the SEC Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

Item 1A. RISK FACTORS

Our business involves risks. The following information about these risks should be considered carefully together with the other information contained herein. The risks described below are not the only risks we face. Additional risks not currently known or deemed immaterial also may result in adverse effects on our business.

We face significant uncertainty in the industry due to government health care reform, and we cannot predict how these reforms will impact our operating results.

In March 2010, the U.S. Congress adopted and President Obama signed into law comprehensive health care reform legislation through the passage of the Patient Protection and Affordable Health Care Act (H.R. 3590) and the Health Care and Education Reconciliation Act (H.R. 4872). Among other initiatives, these bills impose a 2.3 percent excise tax on medical devices beginning January 2013. We cannot predict with certainty what healthcare initiatives, if any, will be implemented at the state level, or what the ultimate effect of federal health care reform or any future legislation or regulation will have on us. However, the impact of the tax, coupled with reform-associated payment reductions to Medicare and Medicaid reimbursement (discussed below) could have a material adverse impact on our business, results of operations and cash flows.

Changes in Medicare, Medicaid and other governmental medical programs could reduce the reimbursement we receive for our products and services.

Medicare, Medicaid and managed care organizations are increasing pressure to both control health care utilization and to limit reimbursement. Changes in reimbursement programs or their regulations, including retroactive and prospective rate and coverage criteria changes, competitive bidding for certain products and services, and other changes intended to reduce the program expenditures, could adversely affect our businesses dependent on third-party reimbursement. In addition, changes to the mix of our customers' patients among Medicare, Medicaid, third-party and private payor categories, increases in case management, and the review of services or reductions in coverage or reimbursement rates may negatively impact our profitability to the extent such changes place downward pressure on the utilization or pricing of our products.

Failure by us or our suppliers to comply with the FDA regulations and similar foreign regulations applicable to the products we manufacture or distribute could expose us to enforcement actions or other adverse consequences.

We design, manufacture, install and distribute medical devices that are regulated by the FDA in the U.S. and similar agencies in other countries. Failure to comply with applicable regulations could result in future product recalls, injunctions preventing the shipment of products or other enforcement actions that could have a material adverse effect on our revenues and profitability. Additionally, certain of our suppliers are subject to FDA regulations, and the failure of these suppliers to comply with regulations could adversely affect us. Additionally, regulatory actions taken by the FDA against those manufacturers can result in product shortages, recalls or modifications.

We could be subject to substantial fines or damages and possible exclusion from participation in federal health care programs if we fail to comply with the laws and regulations applicable to our business.

We are subject to stringent laws and regulations at both the federal and state levels governing the participation of durable medical equipment suppliers in federal and state health care programs. In addition, we recently entered into a five-year Corporate Integrity

Agreement with the U.S. Federal government, which imposes on us additional contractual obligations.

From time to time, the government seeks additional information related to our claims submissions, and in some instances government contractors perform audits of payments made to us under Medicare, Medicaid, and other federal health care programs. On occasion, these reviews identify overpayments for which we submit refunds. At other times, our own internal audits identify the need to refund payments. We anticipate that the frequency and effectiveness of the government audits and review processes will intensify in the future, due to increased resources allocated to these activities at both the federal and state Medicaid level, and greater sophistication in data review techniques.

If we are deemed to have violated these laws and regulations, or are found to have violated our Corporate Integrity Agreement, we could be subject to substantial fines or damages and possible exclusion from participation in federal health care programs such as Medicare and Medicaid. While we believe that our practices materially comply with applicable state and federal requirements, the requirements may be interpreted in a manner inconsistent with our interpretation. Failure to comply with applicable laws and regulations, even if inadvertent, could have a material adverse impact on our business.

We participate in a highly competitive industry that is subject to the risk of declining demand and pricing pressures, which could adversely affect our operating results.

Demand for our products and services depends in large part on overall demand in the health care market. To the extent that aggregate demand does not grow, or does not grow rapidly enough, the competitive pressures in our industry could cause us to lose market share unless we increase our expenditures or reduce our prices, which would adversely impact our operating results. Moreover, the nature of this highly competitive marketplace demands that we successfully introduce new products into the market in a cost effective manner (more fully detailed below). These factors, along with others, may result in significant shifts in market share among the industry's major participants, including us. Accordingly, if we are unable to effectively differentiate ourselves from our competitors then our market share, sales and profitability could be adversely impacted through increased expenditures or decreased prices.

Our future financial performance will depend in part on the successful introduction of new products into the marketplace on a cost-effective basis.

Our future financial performance will depend in part on our ability to influence, anticipate, identify and respond to changing consumer preferences and needs. We can provide no assurances that our new products will achieve the same degree of success as in the past. We may not correctly anticipate or identify trends in consumer preferences or needs, or may identify them later than competitors do. In addition, difficulties in manufacturing or in obtaining regulatory approvals may delay or prohibit introduction of new products into the marketplace. Further, we may not be able to develop and produce new products at a cost that allows us to meet our goals for profitability. Warranty claims and service costs relating to our products may be greater than anticipated, and we may be required to devote significant resources to address any quality issues associated with our new products, which could reduce the resources available for further new product development and other matters. In addition, the introduction of new products may also cause customers to defer purchases of existing products.

Failure to successfully introduce new products on a cost-effective basis, or delays in customer purchasing decisions related to the evaluation of new products, could cause us to lose market share and could materially adversely affect our business, financial condition, results of operations and cash flow.

Further adverse developments in general domestic and worldwide economic conditions and instability and disruption of credit markets could have further adverse affects on our operating results, financial condition, or liquidity.

We are subject to risks arising from adverse changes in general domestic and global economic conditions, including recession or economic slowdown and disruption of domestic and international credit markets. The credit and capital markets experienced extreme volatility and disruption over the past several years, leading to periods of recessionary conditions and depressed levels of consumer and commercial spending. These recessionary conditions caused customers to reduce, modify, delay or cancel plans to purchase our products and services. If worldwide economic conditions worsen, we would expect our customers to scrutinize costs resulting from pressures on operating margin due to rising supply costs, reduced investment income and philanthropic giving, increased interest expense, reimbursement pressure, reduced elective healthcare spending and uncompensated care.

Our pension plans invest in a variety of equity and debt securities, including securities that have been adversely affected by the disruption in the credit and capital markets. Our pension plans were underfunded at September 30, 2011 by approximately $79 million. Market volatility and disruption could cause further declines in asset values or fluctuations in assumptions used to value our liability and expenses. If this occurs, we may need to make additional pension plan contributions and our pension expense in future years may increase.

Our business is significantly dependent on major contracts with GPOs and integrated delivery networks ("IDNs").

A majority of our North American hospital sales and rentals are made pursuant to contracts with hospital GPOs. At any given time, we are typically at various stages of responding to bids and negotiating and renewing expiring GPO agreements. Failure to be included in certain of these agreements could have a material adverse effect on our business, including capital and rental revenues.

The contracting practices of GPOs change frequently to meet the needs of their member hospitals. GPOs often offer committed programs or standardization programs, where one supplier may be chosen to serve designated members that elect to participate in the program. Participation by us in such programs may require increased discounting or restrictions on our ability to raise prices, and failure to participate or to be selected for participation in such programs may result in a reduction of sales to the member hospitals. In addition, the industry is showing an increased focus on contracting directly with health systems or IDNs (which typically represents influential members and owners of GPOs). IDNs and health systems often make key purchasing decisions and have influence over the GPO's contract decisions. This presents an opportunity to have more contracts directly with customers, but these customers may request additional discounts or other enhancements.

Increased prices for, or unavailability of, raw materials or sub-assemblies used in our products could adversely affect profitability or revenues. In particular, our results of operations have been and could be further adversely affected by high prices for metals, fuel, plastics and other petroleum based products. We also procure several raw materials and sub-assemblies from single suppliers.

Our profitability is affected by the prices of the raw materials and sub-assemblies used in the manufacture of our products. These prices may fluctuate based on a number of factors beyond our control, including changes in supply and demand, general economic conditions, labor costs, fuel related delivery costs, competition, import duties, tariffs, currency exchange rates, and government regulation. Significant increases in the prices of raw materials or sub-assemblies that cannot be recovered through increases in the prices of our products could adversely affect our results of operations. Although we have to some extent historically been able to offset such rising costs with increases in the prices of our products or other productivity gains, there can be no assurance that the market place will support higher prices or that such prices and productivity gains will fully offset any commodity price increases in the future. We generally have not engaged in hedging transactions with respect to raw material purchases, but do enter into fixed price supply contracts at times. Future decisions not to engage in hedging transactions or ineffective hedging transactions may result in increased price volatility, potentially adversely impacting our profitability.

Our dependency upon regular deliveries of supplies from particular suppliers means that interruptions or stoppages in such deliveries could adversely affect our operations until arrangements with alternate suppliers could be made. Several of the raw materials and sub-assemblies used in the manufacture of our products currently are procured only from a single source. If any of these sole-source suppliers were unable or unwilling to deliver these materials for an extended period of time we may not be able to manufacture one or more products for a period of time, and our business could suffer. We may not be able to find acceptable alternatives, and any such alternatives could result in increased costs. Difficulties in the credit markets could adversely affect our suppliers' access to capital and therefore their ability to continue to provide an adequate supply of the materials we use in our products.

The majority of our products are manufactured at a single facility or location, and the loss of one or more of these facilities or locations could prevent us from manufacturing all the various products we sell.

We manufacture the majority of our products in only a single facility or location. If an event occurred that resulted in material damage to one or more of these manufacturing facilities or otherwise prevented us from fully utilizing their manufacturing capabilities, we may be unable to transfer the manufacture of the relevant products to another facility or location in a cost-effective or timely manner, if at all. This potential inability to transfer production could occur for a number of reasons, including but not limited to a lack of necessary relevant manufacturing capability at another facility, or the regulatory requirements of the FDA or other governmental regulatory bodies. Such an event would materially negatively impact our financial condition, results of operation and cash flows.

Our international sales and operations are subject to risks and uncertainties that vary by country which could have a material adverse effect on our business and/or results of operations.

International sales accounted for approximately 31 percent of our net sales in fiscal 2011. We anticipate that international sales will continue to represent a significant portion of our total sales in the future. In addition, we have multiple manufacturing facilities and third-party suppliers that are located outside of the U.S. As a result, our international sales, as well as our sales in the U.S. of products produced or sourced internationally, are subject to risks and uncertainties that can vary by country, such as political instability, economic conditions, foreign currency exchange rate fluctuations, changes in tax laws, regulatory and reimbursement programs and policies, and the protection of intellectual property rights. In addition, our collections of international receivables are subject to economic pressures and the actions of some governmental authorities to initiate various austerity measures to control healthcare spending.

We are currently in the process of upgrading our Information Technology platform.

We utilize a company-wide information technology ("IT") platform that is currently in the process of being upgraded. This IT platform is integrated into substantially all of our company-wide operations, and materially impacts our manufacturing, sales, accounting and other back-office functionality. We may not successfully complete our current upgrade without diverting internal company resources from their current tasks, or hiring contractors. In addition, deployment of our upgrade may also adversely affect our sales, operating performance and the performance or reliability of our existing IT platform during the transition period. If we are unable to effectively manage the IT upgrade process, our future operating performance or cost structure may be negatively impacted.

Our agreements with Hillenbrand, Inc. entered into in connection with the 2008 spin-off of our funeral services business may not reflect terms that would have resulted from arm's-length negotiations among unaffiliated third parties.

Certain agreements related to the separation of Hillenbrand, Inc. from us in 2008, including the Distribution Agreement, Judgment Sharing Agreement, Tax Sharing Agreement, Shared Services Agreements and Transitional Services Agreements, were prepared in the context of the separation and, accordingly, may not reflect terms that would have resulted from arm's-length negotiations among unaffiliated third parties. The terms of these agreements relate to, among other things, allocation of assets, liabilities, rights, indemnifications and other obligations between us and Hillenbrand, Inc.

Unfavorable outcomes related to uncertain tax positions could result in significant tax liabilities.

We have recorded tax benefits related to various uncertain tax positions taken or expected to be taken in a tax return. While we believe our positions are appropriate, the Internal Revenue Service ("IRS"), state or foreign tax authorities could disagree with our positions, resulting in a significant tax payment.

We are also involved on an ongoing basis in claims, lawsuits and governmental proceedings relating to our operations, as well as product liability or other liability claims that could expose us to adverse judgments or could affect the sales of our products.

We are involved in the design, manufacture and sale of health care products, which face an inherent risk of exposure to product liability claims if our products are alleged to have caused injury or are found to be unsuitable for their intended use. Amongst other claims, we are, from time to time, a party to claims and lawsuits alleging that our products have caused injury or death or are otherwise unsuitable. It is possible that we will receive adverse judgments in such lawsuits, and any such adverse judgments could be material. Although we do carry insurance with respect to such matters, this insurance is subject to varying deductibles and self-insured retentions and may not be adequate to cover the full amount of any particular claim. In addition, any such claims could negatively impact the sales of products that are the subject of such claims or other products.

In addition, we are currently involved in a number of claims, lawsuits and governmental investigations more thoroughly described in Note 14 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this Form 10-K. The ultimate outcome of the various claims, lawsuits and governmental investigations in which we are involved cannot be predicted with certainty but could have a material adverse effect on our financial condition, results of operations and cash flow.

We may not be able to grow if we are unable to successfully acquire and integrate, or form business relationships with, other companies.

We expect to grow our business in the future through mergers, acquisitions and other similar business arrangements. We may not be able to identify suitable acquisition candidates or business relationships, negotiate acceptable terms for such acquisitions or relationships or receive necessary financing on acceptable terms. Additionally, we may become responsible for liabilities associated with businesses that we acquire to the extent they are not covered by indemnification from the sellers or by insurance. Even if we are able to consummate acquisitions, such acquisitions could be dilutive to earnings, and we could overpay for such acquisitions. Additionally, we may not be successful in our integration efforts or fully realize expected benefits from the integration. Our integration efforts may divert management and other resources from other important matters, and we could experience delays or unusual expenses in the integration process, including intangible asset impairments which could result in significant charges in our Statements of Consolidated Income (Loss).

We may not be able to attract, retain and develop key personnel.

Our future performance depends in significant part upon the continued service of our executive officers and other key personnel. The loss of the services of one or more of our executive officers or other key employees could have a material adverse effect on our business, prospects, financial condition and results of operations. Our success also depends on our continuing ability to attract, retain and develop highly qualified personnel, and as competition for such personnel is intense, there can be no assurance that we can do so in the future.

A portion of our workforce is unionized, and we could face labor disruptions that would interfere with our operations.

Approximately 9 percent of our employees as part of our logistics and manufacturing operations in the U.S. work under collective bargaining agreements. We are also subject to various collective bargaining arrangements or national agreements outside the U.S. covering approximately 14 percent of our employees. The collective bargaining agreement at our primary U.S. manufacturing facility will expire in January 2013. Although we have not recently experienced any significant work stoppages as a result of labor disagreements, we cannot ensure that such a stoppage will not occur in the future. Inability to negotiate satisfactory new agreements or a labor disturbance at one of our principal facilities could have a material adverse effect on our operations.

Item 1B. UNRESOLVED STAFF COMMENTS

We have not received any comments from the staff of the SEC regarding our periodic or current reports that remain unresolved.

Item 2. PROPERTIES

The principal properties used in our operations are listed below, and, except for our leased facilities in Acton, Massachusetts; Cary, North Carolina; St. Paul, Minnesota; Sydney, Australia; and Singapore, are owned by us subject to no material encumbrances. All facilities are suitable for their intended purpose, are being efficiently utilized and are believed to provide adequate capacity to meet demand for the next several years.

Location	Description	Primary Use
Acton, MA	Light manufacturing and development facilities	Manufacture and development of health care equipment
	Office facilities	Administration
Batesville, IN	Manufacturing, development and distribution facilities	Manufacture and development of health care equipment
	Office facilities	Administration
Cary, NC	Development facilities	Development of health care equipment
	Office facilities	Administration
Charleston, SC	Development and distribution facilities	Development and distribution of medical devices
	Office facilities	Administration
Chicago, IL	Office facilities	Administration
St. Paul, MN	Office facilities	Administration
Pluvigner, France	Manufacturing, development and distribution facilities	Manufacture and development of health care equipment
	Office facilities	Administration
Montpellier, France	Manufacturing and development facilities	Manufacture and development of medical devices
Sydney, Australia	Manufacturing and development facilities	Manufacture and development of health care equipment
	Office facilities	Administration
Monterrey, Mexico	Manufacturing facilities	Manufacture of health care equipment
Lulea, Sweden	Manufacturing, development and distribution facilities	Manufacture and development of safe mobility and handling solutions
	Office facilities	Administration
Singapore	Manufacturing and development facilities	Manufacture and development of health care equipment
	Office facilities	Administration

In addition to the foregoing, we lease or own a number of other facilities, warehouse distribution centers, service centers and sales offices throughout the U.S., Canada, Western Europe, Mexico, Australia, Middle East and the Far East.

Item 3. LEGAL PROCEEDINGS

See Note 14 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this Form 10-K for information regarding legal proceedings in which we are involved.

Item 4. RESERVED

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the New York Stock Exchange under the ticker symbol "HRC". The closing price of our common stock on the New York Stock Exchange on November 7, 2011 was $33.66 per share. The following table reflects the range of high and low selling prices of our common stock and cash dividends declared by quarter for each of the last two fiscal years.

	Years Ended September 30					
	2011			2010		
Quarter Ended:	**High**	**Low**	**Cash Dividends Declared**	High	Low	Cash Dividends Declared
December 31	**$ 43.80**	**$ 35.49**	**$ 0.1025**	$ 24.18	$ 19.59	$ 0.1025
March 31	**$ 44.00**	**$ 34.89**	**$ 0.1025**	$ 27.67	$ 23.37	$ 0.1025
June 30	**$ 47.19**	**$ 37.92**	**$ 0.1125**	$ 32.76	$ 27.43	$ 0.1025
September 30	**$ 48.80**	**$ 26.90**	**$ 0.1125**	$ 35.89	$ 28.65	$ 0.1025

Holders

As of November 7, 2011, there were approximately 19,500 shareholders of record.

Dividends

The declaration and payment of cash dividends is at the sole discretion of our Board and depends upon many factors, including our financial condition, earnings potential, capital requirements, alternative uses of cash, covenants associated with debt obligations, legal requirements and other factors deemed relevant by our Board. We have paid cash dividends on our common stock every quarter since our initial public offering in 1971. We intend to continue to pay quarterly cash dividends comparable to those paid since the spin-off of our funeral services business on April 1, 2008. Our ability to pay cash dividends is limited by covenants contained in the Distribution Agreement entered into with Hillenbrand, Inc. in connection with the spin-off. Specifically, until the antitrust litigation to which we are a party with Hillenbrand, Inc. is resolved, in accordance with the Distribution Agreement we are prohibited from paying regular quarterly cash dividends in excess of $0.1025 per share and from incurring indebtedness to finance the payment of any extraordinary cash dividend without the approval of Hillenbrand Inc. During fiscal 2011, we received a waiver from Hillenbrand, Inc. in accordance with the Distribution Agreement to increase our quarterly dividend to $0.1125 through fiscal 2012.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs (2)
July 1, 2011 - July 31, 2011	-	$ -	-	3,480,000
August 1, 2011 - August 31, 2011	1,500,000	30.21	1,500,000	1,980,000
September 1, 2011 - September 30, 2011	-	-	-	-
Total	1,500,000	$ 30.21	1,500,000	1,980,000

(1) All shares purchased during the quarter ended September 30, 2011 were in connection with the share repurchase program discussed below.

(2) In May 2011, the Board approved an expansion of its previously announced share repurchase authorization by 3 million shares, bringing the total number of shares available for repurchase to 28.7 million shares. As of September 30, 2011, a cumulative total of 26.7 million shares have been repurchased under this existing authorization, which does not have an expiration date and currently there are no plans to terminate this program in the future.

Stock Performance Graph

The following graph compares the return on our common stock (as Hillenbrand Industries, Inc. through March 31, 2008) with that of Standard & Poor's 500 Stock Index ("S&P 500 Index"), and our Peer Group* for the five years ended September 30, 2011. The graph assumes that the value of the investment in our common stock, the S&P 500 Index, and our peer group was $100 on October 1, 2006 and that all dividends were reinvested. The spin-off of our funeral services business at March 31, 2008 was treated as a reinvestment of a special dividend effective April 1, 2008 pursuant to SEC rules. The special dividend was based on the value of one share of Hillenbrand, Inc. (the holding company for the funeral services business) which was distributed as part of the spin-off.


For the Period of October 1, 2006 through September 30, 2011
HRC (HB through March 31, 2008)
S & P 500
Peer Group
DOLLARS
175
150
125
100
75
2006
2007
2008
2009
2010
2011

	2006	2007	2008	2009	2010	2011
HRC (HB through March 31, 2008)	$100	$ 98	$103	$ 76	$ 127	$107
S & P 500	100	114	87	79	85	85
Peer Group	100	120	113	106	132	128


HRC
S & P 500
Peer Group
For the Period of April 1, 2008 through September 30, 2011
DOLLARS
150
125
100
75
50
25
4/1/2008
9/30/2008
3/31/2009
9/30/2009
3/31/2010
9/30/2010
3/31/2011
9/30/2011

	April 1, 2008	September 30, 2008	March 31, 2009	September 30, 2009	March 31, 2010	September 30, 2010	March 31, 2011	September 30, 2011
HRC	$100	$115	$38	$85	$107	$142	$145	$120
S & P 500	100	85	58	77	85	83	95	83
Peer Group	100	97	69	91	112	114	129	110

* For purposes of the Stock Performance Graphs above, our Peer Group is comprised of: Alere Inc.; C.R. Bard, Inc.; Conmed Corporation; DENTSPLY International Inc.; Edwards Lifesciences Corporation; Hospira, Inc.; Invacare Corporation; Integra Lifesciences Holdings Corporation; Kinetic Concepts, Inc.; Mettler-Toledo International Inc.; PerkinElmer, Inc.; ResMed Inc.; STERIS Corporation; The Cooper Companies, Inc.; and Varian Medical Systems, Inc.

Certain other information required by this item will be contained under the caption "Equity Compensation Plan Information" in our definitive Proxy Statement to be delivered to shareholders in connection with the Annual Meeting of Shareholders to be held on March 6, 2012, and such information is incorporated herein by reference.

Item 6. SELECTED FINANCIAL DATA

The following table presents our selected consolidated financial data for each of the last five fiscal years ended September 30. Statement of Consolidated Income (Loss) data reflects our consolidated results on a continuing operations basis with the results of our former funeral services business reflected as discontinued operations for all periods presented. Balance sheet and cash flow data, for periods prior to consummation of the spin-off of the funeral services business at the end of the second fiscal quarter of 2008, have not been adjusted. Also see Note 13 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this Form 10-K for selected unaudited quarterly financial information for each of the last two fiscal years.

	2011	2010	2009	2008	2007
		(In millions except per share data)			
Net revenues	**$ 1,591.7**	$ 1,469.6	$ 1,386.9	$ 1,507.7	$ 1,356.5
Income (loss) from continuing operations	**$ 133.5**	$ 126.0	$ (405.0)	$ 67.1	$ 70.4
Income from discontinued operations	**$ -**	$ -	$ -	$ 48.7	$ 120.2
Net income (loss) attributable to common shareholders	**$ 133.3**	$ 125.3	$ (405.0)	$ 115.8	$ 190.6
Income (loss) attributable to common shareholders per share from continuing operations - Diluted	**$ 2.09**	$ 1.97	$ (6.47)	$ 1.07	$ 1.13
Income per share from discontinued operations - Diluted	**$ -**	$ -	$ -	$ 0.78	$ 1.94
Net income (loss) attributable to common shareholders per share - Diluted	**$ 2.09**	$ 1.97	$ (6.47)	$ 1.85	$ 3.07
Total assets	**$ 1,299.1**	$ 1,245.6	$ 1,232.6	$ 1,689.9	$ 2,117.0
Long-term obligations	**$ 50.8**	$ 98.5	$ 99.7	$ 100.3	$ 349.0
Cash flows from operating activities	**$ 222.5**	$ 139.8	$ 225.7	$ 270.5	$ 285.3
Capital expenditures	**$ 68.9**	$ 64.7	$ 63.9	$ 102.6	$ 135.2
Cash dividends per share	**$ 0.43**	$ 0.41	$ 0.41	$ 0.78	$ 1.14

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a leading worldwide manufacturer and provider of medical technologies and related services for the health care industry, including patient support systems, safe mobility and handling solutions, non-invasive therapeutic products for a variety of acute and chronic medical conditions, medical equipment rentals and information technology solutions. Our comprehensive product and service offerings are used by health care providers across the health care continuum and around the world in hospitals, extended care facilities and home care settings, to enhance the safety and quality of patient care.

Key Factors Impacting Our Business

Industry-wide Demand. We believe that over the long term, overall patient and provider demand for health care products and services will continue to grow as a result of a number of factors, including an aging population, longer life expectancies, greater access to medical insurance through government regulation and an increasing number of sicker patients across all care settings, including hospitals, extended care facilities and in the home. In contrast, however, health care providers across the care continuum are under continued pressure to improve efficiency and control costs, possibly reducing demand for our products and services. Economic pressures have caused some governmental authorities to initiate various austerity measures to control healthcare spending. This may also impact demand for our products. Although we believe that industry demand will increase over time, a lack of demand growth could impact our ability to grow revenues.

Growing Desire Among Developed and Developing Countries to Invest in Health Care. While industry growth rates in more mature geographic markets such as western and northern Europe and Japan have moderated, in many other geographic markets, where the relative spending on health care is increasing, we are experiencing increasing demand for medical technologies. New hospital construction and hospital refurbishments have continued in regions such as Latin America, the Middle East and many parts of Asia. These trends could increase overall demand for our products and services.

Third-Party Payors. Our customers include hospitals and other acute and extended care facilities that receive reimbursement for certain products and services they provide from various third-party payors including Medicare, Medicaid, and managed care organizations, such as health maintenance organizations and preferred provider organizations, and traditional indemnity insurers. In our home care business and a small portion of our extended care business, we are reimbursed directly by such third-party payors. Accordingly, our home care business is significantly affected by changes in reimbursement practices of such third-party payors. In addition, our customers are significantly affected by changes that may result in reduced utilization and downward pressure on prices across our health care businesses.

Health Care Reform. In March 2010, comprehensive health care reform legislation was signed into law through the passage of the Patient Protection and Affordable Health Care Act (H.R. 3590) and the Health Care and Education Reconciliation Act (H.R. 4872). These bills impose a 2.3 percent excise tax on medical devices beginning January 2013. We cannot predict with certainty what healthcare initiatives, if any, will be implemented at the state level, or what the ultimate effect of federal health care reform or any future legislation or regulation will have on us. However, the impact of the tax, coupled with reform-associated payment reductions to Medicare and Medicaid reimbursement could have a materially adverse affect on our business, results of operations and cash flows.

Rising Acuities and Technological Impact. As a result of the growing population of the elderly, health care systems are challenged to treat rising incidences of complex diseases and conditions such as obesity, diabetes, congestive heart failure and respiratory disease. Patients are being moved through the hospital faster and generally desire to rapidly move to lower acuity settings. We believe that this increases the demand for more sophisticated means to care for these patients, such as improved medical technologies, communication tools and information technologies. The increasing utilization of these technologies and our ability to meet changing demand with new differentiated products will impact our ability to increase revenue and improve margins in the future.

Increasing Operational Efficiency. We have and will continue to undertake initiatives to improve our operating efficiency, including business realignments, employee reductions in force, product rationalizations and continuous improvement activities in our manufacturing facilities and back office functions. While we have started to realize the efficiencies of these actions and we believe our operating expenses and margins will continue to be positively impacted, these activities may not produce the full efficiency and cost reduction benefits we expect, in a timely fashion or at all.

Patient and Caregiver Safety and Quality. An increasing emphasis is being placed within hospitals to assure quality of care through increased accountability and public disclosure. At the same time, caregiver shortages, worker related injuries, the aging workforce and other staffing requirements have led to increasing emphasis on caregiver injury prevention. Several pieces of legislation have been enacted over the past few years to address these areas including the "pay for performance" initiative by the Centers for Medicare and Medicaid Services ("CMS") which aims to better align reimbursement with improved patient outcomes and the reduction of adverse events including bedsores (or pressure ulcers), ventilator associated pneumonia, patient falls, deep vein thrombosis and patient entrapment. During fiscal 2008, CMS issued and put into effect its Final Rule for inpatient payment, a continuation in the agency's efforts to align reimbursement more closely with cost of care and severity of illness. Within this measure, hospitals may experience reduced reimbursement for hospital acquired adverse events, making a stronger connection with these adverse events and revenue levels. A number of the top adverse events and preventable medical errors in U.S. hospitals, including those listed above can be mitigated in part by our technologies, processes and services. We are well positioned to benefit from the emphasis being placed on patient safety due to our strong clinical capabilities, products and technologies that are designed to assist providers in materially improving outcomes associated with patients confined to beds across all care settings.

Related to caregiver safety, certain countries in Europe have established legislation that has mandated that patient lifts be available in hospitals. In the U.S. several states have enacted or introduced legislation and, most recently, The Nurse and Health Care Worker Protection Act of 2009 was introduced in Congress aimed at eliminating manual patient lifts and transfers. We believe that our products and services seek to address these concerns through novel application of technology, clinical and ergonomic science, and customer feedback. Overall increasing emphasis on patient and caregiver safety and quality could increase demand for our products and services.

GPO and IDN Contracts. A majority of our North American hospital sales and rentals are made pursuant to contracts with GPOs and IDNs. These groups strive to achieve significant health care savings for their members by aggregating buying volume and negotiating for the best value in their purchase of medical devices and other supplies and services. At any given time, we are typically at various stages of responding to bids and negotiating and renewing expiring agreements. These contracts are competitive and are generally terminable on short notice. The loss of a sole-source agreement or change of an agreement from sole or dual to multi-source agreement could have a significant impact on our revenues. In addition, some of our sales contracts contain restrictions on our ability to raise prices, therefore limiting our ability, in the short-term, to respond to significant increases in raw material prices or other factors, thereby, potentially negatively impacting our gross margins.

Use of Non-GAAP Financial Measures

The accompanying consolidated financial statements, including the related notes, are presented in accordance with accounting principles generally accepted in the U.S. ("GAAP"). We provide adjusted income before income taxes, income tax expense and diluted earnings per share results because we use these measures internally for planning, forecasting and evaluating the performance of the business.

In addition, we analyze net revenues on a constant currency basis to better measure the comparability of results between periods. We believe that evaluating growth in net revenues on a constant currency basis provides an additional and meaningful assessment to both management and investors.

We believe use of these non-GAAP measures contribute to an understanding of our financial performance and provide an additional analytical tool to understand our results from core operations and to reveal underlying trends. These measures should not, however, be considered in isolation, as a substitute for, or as superior to measures of financial performance prepared in accordance with GAAP.

RESULTS OF OPERATIONS

The following table presents comparative operating results for the years discussed within Management's Discussion and Analysis:

	Years Ended September 30					
	2011	**% of Related Revenues**	2010	% of Related Revenues	2009	% of Related Revenues
Net Revenues						
Capital sales	$ **1,119.0**	**70.3%**	$ 996.6	67.8%	$ 921.5	66.4%
Rental revenues	**472.7**	**29.7%**	473.0	32.2%	465.4	33.6%
Total Revenues	**1,591.7**	**100.0%**	1,469.6	100.0%	1,386.9	100.0%
Gross Profit						
Capital sales	**512.2**	**45.8%**	448.0	45.0%	365.8	39.7%
Rental revenues	**269.1**	**56.9%**	268.6	56.8%	262.1	56.3%
Total Gross Profit	**781.3**	**49.1%**	716.6	48.8%	627.9	45.3%
Research and development expenses	**63.8**	**4.0%**	58.3	4.0%	55.7	4.0%
Selling and administrative expenses	**502.0**	**31.5%**	474.6	32.3%	461.6	33.3%
Litigation charge (credit)	**47.3**	**3.0%**	(21.2)	-1.4%	-	-
Impairment of goodwill and other intangibles	**-**	**-**	-	-	472.8	34.1%
Special charges	**1.4**	**0.1%**	13.2	0.9%	20.5	1.5%
Operating Profit (Loss)	**166.8**	**10.5%**	191.7	13.0%	(382.7)	-27.6%
Other income (expense), net	**(7.1)**	**-0.4%**	(8.8)	-0.6%	3.9	0.3%
Income (Loss) Before Income Taxes	**159.7**	**10.0%**	182.9	12.4%	(378.8)	-27.3%
Income tax expense	**26.2**	**1.6%**	56.9	3.9%	26.2	1.9%
Net Income (Loss)	**133.5**	**8.4%**	126.0	8.6%	(405.0)	-29.2%
Less: Net income attributable to noncontrolling interest	**0.2**	**-**	0.7	-	-	-
Net Income (Loss) Attributable to Common Shareholders	$ **133.3**	**8.4%**	$ 125.3	8.5%	$ (405.0)	-29.2%
Net Income (Loss) Attributable to Common Shareholders per Common Share - Diluted	$ **2.09**		$ 1.97		$ (6.47)	

Note: Certain percentage amounts may not add due to rounding.

Fiscal Year Ended September 30, 2011 Compared to Fiscal Year Ended September 30, 2010

Consolidated Results of Operations

In this section, we provide a high-level overview of our consolidated results of operations. Immediately following this section is a discussion of our results of operations by reportable segment.

Net Revenues

	Years Ended September 30		Percentage Change	
(Dollars in millions)	**2011**	2010	As Reported	Constant Currency
Revenues:				
Capital sales	$ **1,119.0**	$ 996.6	12.3	10.8
Rental revenues	**472.7**	473.0	(0.1)	(0.6)
Total Revenues	$ **1,591.7**	$ 1,469.6	8.3	7.2

Capital sales increased across all three segments, led by an 18.0 percent increase in North America Acute Care where patient support systems sales increased 28.1 percent on higher volumes and improved hospital capital spending. On a reported basis international capital sales were up, but on a constant currency basis sales were essentially flat as volume growth in Latin America was offset by declines in the Middle East, Asia-Pacific and Europe.

Rental revenues were consistent with the prior year. Growth in respiratory care revenues and the effects of favorable foreign exchange rates were offset by volume declines in the first part of the year due to a weaker influenza season compared to 2010, which impacted both our therapy rental and moveable medical equipment businesses.

Gross Profit

	Years Ended September 30		
(Dollars in millions)	**2011**	2010	Percentage Change
Gross Profit			
Capital sales	**$ 512.2**	$ 448.0	14.3
Percent of Related Revenues	***45.8%***	*45.0%*	
Rental revenues	**$ 269.1**	$ 268.6	0.2
Percent of Related Revenues	***56.9%***	*56.8%*	
Total Gross Profit	**$ 781.3**	$ 716.6	9.0
Percent of Related Revenues	***49.1%***	*48.8%*	

Capital sales gross profit increased 14.3 percent on higher volumes while gross margin increased by 80 basis points, primarily due to improved geographic and product mix and slightly improved costs on a full year basis. Fiscal 2011 gross margin also included a $2.6 million warranty charge for two product retrofits.

Rental revenue gross profit was essentially flat and gross margin was also relatively unchanged. In fiscal 2011, a gain of 2.3 million was recognized in connection with a vendor's product recall. Absent such gains, gross margins would have declined due to slight increases in depreciation and field service costs on flat revenues.

Other

	Years Ended September 30		
(Dollars in millions)	**2011**	2010	Percentage Change
Research and development expenses	**$ 63.8**	$ 58.3	9.4
Percent of Total Revenues	***4.0%***	*4.0%*	
Selling and administrative expenses	**$ 502.0**	$ 474.6	5.8
Percent of Total Revenues	***31.5%***	*32.3%*	
Litigation charge (credit)	**$ 47.3**	$ (21.2)	n/a
Special charges	**$ 1.4**	$ 13.2	(89.4)
Interest expense	**$ (8.5)**	$ (8.7)	(2.3)
Investment income	**$ 2.0**	$ 2.3	(13.0)
Other	**$ (0.6)**	$ (2.4)	(75.0)

Research and development expenses increased 9.4 percent as part of management's focus to increase investment in new product development. While selling and administrative expenses grew in aggregate, as a percentage of sales the expenses decreased by 80 basis points. The increase in expense resulted from increases in legal costs for litigation and patent related matters, costs associated with the upgrade of our information technology platform, increases in selling expenses led by higher commissions on the increased sales, higher variable compensation costs and the unfavorable impact of foreign exchange rates. In addition, selling and administrative expenses in fiscal 2011 included approximately $3 million of costs related to community donations and severance. Those higher costs were partially offset by lower marketing costs and improved employee benefit rates year-over-year.

During fiscal 2011, we recorded a litigation charge of $42.3 million in conjunction with reaching an agreement to settle a United States Office of Inspector General's ("OIG") investigation. During the fourth quarter of fiscal 2011, we also reached a settlement with Freedom Medical, Inc. with respect to an antitrust matter resulting in a litigation charge of $5.0 million. During fiscal 2010, we reversed a $21.2 million litigation accrual as the statute of limitations expired for any additional claims to be filed from those plaintiffs that opted out of the fiscal 2005 Spartanburg antitrust settlement.

During fiscal 2011, we recorded special charges of a net $1.4 million primarily related to a combination of severance activities associated with our 2010 restructuring activities and additional write downs of assets held for sale related to our aviation assets. During fiscal 2010, we took restructuring actions and recorded an asset write down charge of $3.9 million related to our aviation assets. Two separate restructuring actions resulted in the elimination of approximately 260 positions and cumulative special charges of $9.3 million primarily related to severance and other benefits provided to affected employees. The majority of the cash expenditures associated with the severance was completed by the end of our 2011 fiscal year with the remainder to be paid in fiscal 2012.

GAAP and Adjusted Earnings

	Years Ended September 30					
	2011			2010		
(Dollars in millions, except for per share amounts)	**Income Before Income Taxes and NCI***	**Income Tax Expense***	**Diluted EPS**	Income Before Income Taxes and NCI	Income Tax Expense	Diluted EPS*
GAAP Earnings	**$ 159.7**	**$ 26.2**	**$ 2.09**	$ 182.9	$ 56.9	$ 1.97
Adjustments:						
Litigation charge (credit)	**47.3**	**14.2**	**0.52**	(21.2)	(8.3)	(0.20)
Vendor product recall	**(2.3)**	**(0.9)**	**(0.02)**	-	-	-
Special charges	**1.4**	**0.5**	**0.01**	13.2	5.0	0.13
Acquisition and integration costs	**1.0**	**0.4**	**0.01**	-	-	-
Recognition of previously unrecognized tax attributes	**-**	**21.5**	**(0.34)**	-	-	-
Gain on sale of non-strategic assets	**-**	**-**	**-**	-	1.7	(0.03)
Tax settlement	**-**	**-**	**-**	-	6.5	(0.10)
Adjusted Earnings	**$ 207.2**	**$ 61.8**	**$ 2.27**	$ 174.9	$ 61.8	$ 1.76

* May not add due to rounding.

The tax rate for fiscal 2011 was 16.4 percent compared to 31.1 percent in the prior year. The effective rates for both fiscal 2011 and 2010 were favorably impacted by the recognition of discrete period tax benefits. The lower rate in 2011 is due primarily to the fourth quarter recognition of $21.5 million of previously unrecognized tax benefits associated predominantly with international operating loss carryforwards, as well as increased earnings in lower tax rate jurisdictions and the reinstatement of the research and development tax credit. The effective tax rate for 2010 was favorably impacted by the resolution of an income tax matter with the IRS of $6.5 million.

The adjusted effective tax rates were 29.8 and 35.3 percent for fiscal years 2011 and 2010. The lower rate in 2011 is due primarily to the benefit of increased earnings in lower tax rate jurisdictions as well as the reinstatement of the research and development tax credit. For fiscal 2011, we entered the year with no allowable credit, but its reinstatement in the first quarter allowed for a full year's benefit in 2011 as well as required a retroactive "catch up" of previously unrecognized credits. For fiscal 2010, the credit had expired at the end of our first quarter.

Net income attributable to common shareholders was $133.3 million in fiscal 2011. On an adjusted basis, net income attributable to common shareholders increased $32.8 million, representing an increase of 29.2 percent. Diluted earnings per share increased 6.1 percent to $2.09 and on an adjusted basis increased 29.0 percent to $2.27.

Business Segment Results of Operations

During the first quarter of fiscal 2011, we changed our segment reporting to reflect changes in our organizational structure and management's view of the business. We moved our surgical reporting unit from the International and Surgical segment (now referred to as the International segment) to the North America Acute Care segment. In addition, manufacturing and research and development costs were fully allocated to our three segments. We have also assigned additional direct functional costs to the segments as well as an allocation of certain corporate functional expenses that can be attributed to the segments. The prior year segment information below has been updated to reflect these changes.

	Years Ended September 30		**Percentage Change**	
(Dollars in millions)	**2011**	2010	As Reported	Constant Currency
Revenues:				
North America Acute Care	**$ 981.0**	$ 875.8	12.0	11.6
North America Post-Acute Care	**209.1**	205.7	1.7	1.7
International	**401.6**	388.1	3.5	0.1
Total revenues	**$ 1,591.7**	$ 1,469.6	8.3	7.2
Divisional income:				
North America Acute Care	**$ 227.3**	$ 177.8	27.8	
North America Post-Acute Care	**43.3**	46.0	(5.9)	
International	**27.9**	29.9	(6.7)	
Corporate expenses	**(83.0)**	(70.0)	18.6	
Total divisional income	**$ 215.5**	$ 183.7	17.3	

North America Acute Care

North America Acute Care capital sales increased 18.0 percent, the result of higher volumes in nearly all product categories led by our patient support systems, which increased 28.1 percent. Information technology and patient lifting products also posted solid gains. Rental revenues decreased slightly due primarily to a decline in rentals in the first part of the year driven by a weaker influenza season compared to the prior year, which impacted both our therapy rental and moveable medical equipment businesses.

North America Acute Care divisional income increased significantly due to the increase in capital gross profit resulting from higher volumes and favorable product mix experienced during the year, partially offset by the cost of product retrofits. Rental gross profit was down slightly on the lower revenues, but rental margins were consistent with the prior year despite slightly higher field service costs and depreciation due to a $2.3 million gain recognized in connection with a vendor's product recall. Operating expenses were slightly higher primarily as a result of new product investments and increased variable compensation, including commissions.

North America Post-Acute Care

North America Post-Acute Care capital sales increased 1.5 percent, which benefited from double-digit growth in our respiratory care business partially offset by a decline in sales within our extended care business. Rental revenues increased 1.7 percent driven by an increase in rental volumes of The Vest® respiratory care system. This favorability was partially offset by lower rentals in both our extended care and home care businesses. Capital and rental products in this segment are both experiencing some pricing pressure.

North America Post-Acute Care divisional income declined due to higher operating expenses related to investments in our sales channels and new products, accompanied by a decline in gross profit resulting from higher depreciation and field service costs and increasing price pressures.

International

International capital sales increased 3.3 percent and were flat on a constant currency basis as volume growth in Latin America was offset by declines in the Middle East, Asia-Pacific and Europe. Rental revenues increased 4.9 percent and 1.5 percent on a constant currency basis. The increase in rental revenues was primarily the result of a recent bariatric product introduction in Europe.

International gross profit increased due to favorable foreign exchange impacts and improved rental gross margin rates on flat costs, despite the costs of product retrofits. However, divisional income declined due to increased operating expenses related to investments in new product development, severance and infrastructure costs and the effect of unfavorable foreign exchange rates.

Fiscal Year Ended September 30, 2010 Compared to Fiscal Year Ended September 30, 2009

Consolidated Results of Operations

Net Revenues

	Years Ended September 30		Percentage Change	
(Dollars in millions)	2010	2009	As Reported	Constant Currency
Revenues:				
Capital sales	$ 996.6	$ 921.5	8.1	7.2
Rental revenues	473.0	465.4	1.6	1.2
Total Revenues	$ 1,469.6	$ 1,386.9	6.0	5.1

Capital sales increased as a result of volume increases in most major product categories within our North America Acute Care segment led by patient support systems, as well as volume growth in the Middle East, Latin America and Asia. These increases were offset in part by lower North America revenues related to the prior year divestiture of certain non-strategic product lines. Our pricing was also modestly favorable.

Rental revenues increased slightly due to increases in North America Acute Care therapy rentals and our North America Post-Acute Care extended care rentals. The increase in therapy rental revenue was due to continued growth of our Envision® and P500 therapy wound surfaces.

Gross Profit

	Years Ended September 30		
(Dollars in millions)	2010	2009	Percentage Change
Gross Profit			
Capital sales	$ 448.0	$ 365.8	22.5
Percent of Related Revenues	*45.0%*	*39.7%*	
Rental revenues	$ 268.6	$ 262.1	2.5
Percent of Related Revenues	*56.8%*	*56.3%*	
Total Gross Profit	$ 716.6	$ 627.9	14.1
Percent of Related Revenues	*48.8%*	*45.3%*	

Consolidated gross profit increased 14.1 percent and increased as a percentage of revenue 350 basis points.

Capital sales gross profit increased 22.5 percent and gross margin (as a percentage of revenues) for capital sales increased 530 basis points. The gross margin increase was primarily due to an improved mix towards higher margin products, modestly improved pricing, favorable material costs and several productivity initiatives executed over the past two years. In addition, fiscal 2009 included a charge of $4.8 million for performance issues associated with a discontinued product and a non-recurring charge of $2.9 million related to the acquisition accounting step-up of acquired Liko inventories sold during fiscal 2009.

Rental revenue gross profit increased 2.5 percent while gross margin (as a percentage of revenues) increased only slightly. The slight increase in gross margin is due mainly to continued leverage and cost improvements within our field service network.

Other

(Dollars in millions)	Years Ended September 30				
	2010		2009		Percentage Change
Research and development expenses	$	58.3	$	55.7	4.7
Percent of Total Revenues		*4.0%*		*4.0%*	
Selling and administrative expenses	$	474.6	$	461.6	2.8
Percent of Total Revenues		*32.3%*		*33.3%*	
Litigation credit	$	(21.2)	$	-	n/a
Impairment of goodwill and other intangibles	$	-	$	472.8	n/a
Special charges	$	13.2	$	20.5	(35.6)
Gain on sale of non-strategic assets	$	-	$	10.2	n/a
Interest expense	$	(8.7)	$	(10.4)	(16.3)
Investment income	$	2.3	$	2.9	(20.7)
Other	$	(2.4)	$	1.2	(300.0)

Research and development expense increased due to our continued investment in the development of innovative new products. Selling and administrative expenses increased related primarily to performance-based compensation expense. In addition, unfavorable foreign exchange rates of $4.0 million negatively impacted the expense. These increases were partially offset by savings from prior period restructuring actions and our continuous improvement activities.

During 2010, we reversed a $21.2 million litigation accrual as the statute of limitations expired for any additional claims to be filed from those plaintiffs that opted out of the fiscal 2005 Spartanburg antitrust settlement. Partially offsetting this reversal were restructuring actions and an asset write down charge of $3.9 million related to our aviation assets. Two separate restructuring actions resulted in the elimination of approximately 260 positions and cumulative special charges of $9.3 million primarily related to severance and other benefits provided to affected employees. The majority of the cash expenditures associated with the severance was completed by the end of our 2011 fiscal year with the remainder to be paid in fiscal 2012.

During fiscal 2009, we recorded a charge of $472.8 million related to the impairment of goodwill and other intangibles as a result of the decline in our market capitalization during the second quarter related to the overall macro-economic climate and its resulting unfavorable impact on hospital capital spending and our operating results. The significance of the charge was reflective of the significant value in our unrecorded intangible assets such as the Hill-Rom trade name, technology and know-how and customer lists which reduce the value of our implied goodwill when calculating the impairment charge. There could be an additional adjustment of this charge upon the finalization of claims related to the provisions contained in the purchase agreement associated with the Liko Acquisition, with any such adjustment expected to be favorable and not material.

The decline in interest expense resulted from lower interest rates and lower outstanding debt. Investment income decreased as well despite a larger cash balance period over period, similarly due to lower interest rates.

GAAP and Adjusted Earnings

(Dollars in millions, except for per share amounts)	Years Ended September 30					
	2010			2009		
	Income Before Income Taxes and NCI	Income Tax Expense	Diluted EPS*	Loss Before Income Taxes	Income Tax Expense	Diluted EPS*
GAAP Earnings (Loss)	$ 182.9	$ 56.9	$ 1.97	$ (378.8)	$ 26.2	$ (6.47)
Adjustments:						
Litigation credit	(21.2)	(8.3)	(0.20)	-	-	-
Tax settlement	-	6.5	(0.10)	-	-	-
Gain on sale of non-strategic assets	-	1.7	(0.03)	(10.2)	(2.0)	(0.13)
Special charges	13.2	5.0	0.13	20.5	7.7	0.20
Impairment of goodwill and other intangibles	-	-	-	472.8	2.2	7.52
Effect of Liko inventory valuation	-	-	-	2.9	0.8	0.03
Acquisition integration charges	-	-	-	2.3	0.8	0.02
Adjusted Earnings	$ 174.9	$ 61.8	$ 1.76	$ 109.5	$ 35.7	$ 1.18

* *May not add due to rounding.*

The tax rate for the fiscal year ended September 30, 2010 was 31.1 percent compared to a negative 6.9 percent in fiscal 2009. The effective rates for fiscal 2010 and 2009 were favorably impacted by the discrete tax benefits associated with the sale of non-strategic assets and the utilization of previously unrecognized capital loss carry forwards. The effective tax rate for 2010 was also favorably impacted by the recognition of previously unrecognized tax benefits associated with the resolution of an income tax matter with the IRS during the second quarter of $6.5 million and other items in the fourth quarter upon the expiration of various statutes of limitations. The effective tax rate for fiscal 2009 was impacted by the significant non-cash intangible impairment charge and the lack of deductibility of this charge for income tax purposes, along with the catch up related to the retroactive reinstatement of the research and development credit.

The adjusted effective tax rates were 35.3 and 32.6 percent for fiscal year 2010 and 2009. The higher rate in 2010 is due primarily to the research and development tax credit and the timing of its expiration in 2010 and its reinstatement in 2009. For fiscal 2009, we entered the year with no allowable credit, but its reinstatement in the first quarter required a retroactive "catch up" of previously unrecognized credits. For fiscal 2010, the credit expired at the end of our first quarter.

Net income attributable to common shareholders was $125.3 million in fiscal 2010. On an adjusted basis, net income attributable to common shareholders increased $38.6 million, representing an increase of 52.3 percent. Diluted earnings per share increased from a loss per share of $6.47 to earnings per share of $1.97. On an adjusted basis, diluted earnings per share increased 49.2 percent from $1.18 per share in 2009 to $1.76 per share in 2010.

Business Segment Results of Operations

(Dollars in millions)	Years Ended September 30				Percentage Change	
	2010		2009		As Reported	Constant Currency
Revenues:						
North America Acute Care	$	875.8	$	826.7	5.9	5.3
North America Post-Acute Care		205.7		200.8	2.4	2.4
International		388.1		359.4	8.0	6.4
Total revenues	$	1,469.6	$	1,386.9	6.0	5.1
Divisional income:						
North America Acute Care	$	177.8	$	118.1	50.6	
North America Post-Acute Care		46.0		41.7	10.3	
International		29.9		10.3	190.3	
Corporate expenses		(70.0)		(59.5)	17.6	
Total divisional income	$	183.7	$	110.6	66.1	

North America Acute Care

North America Acute Care capital sales increased 7.6 percent, while rental revenues increased 2.3 percent. The increase in capital sales was due mainly to higher volumes in most major product categories, led by our patient support systems, including the launch of our Advanta™ 2 med-surg bed, and modestly favorable pricing. Partially offsetting this favorability was the divestiture of certain non-strategic health information technology product lines, which generated revenues of $11.7 million during fiscal 2009. Rental revenues reflect higher therapy rental revenues from continued growth of our Envision® and P500 therapy wound care surfaces. In addition, rentals of moveable medical equipment increased due to a stronger influenza season in fiscal 2010 and we also realized an increase in bariatric frame rentals.

North America Acute Care divisional income increased primarily due to increases in total gross profit. The increase in total gross profit was driven by the increase in revenue and margin improvements from modestly favorable pricing, product mix, favorable material costs and several productivity initiatives. In addition, the prior year included a charge of $4.8 million related to performance issues associated with a discontinued product and the acquisition accounting step-up of acquired Liko inventories sold of $2.9 million. Selling and administrative costs were consistent year-over-year as the effects of cost improvement initiatives, including previously announced headcount actions, were offset by increases in performance based compensation and administrative costs related to the joint venture with Encompass.

North America Post-Acute Care

North America Post-Acute Care capital sales increased by 6.0 percent, led by volume growth in The Vest® respiratory care system and home care direct to consumer business, partially offset by a decline in our sales within the extended care environment due in part to the exit of the MedGas product line during 2009. Rental revenues increased by 1.4 percent primarily related to increased rentals in extended care. This was the fourth consecutive year of revenue growth for our North America Post-Acute Care segment.

The increase in North America Post-Acute Care divisional income was driven by increased revenue and gross margin improvements, partially offset by increased operating expenses. The improved gross margin is the result of favorable product mix, improved field service costs and the exit of the MedGas product line during 2009. The increase in operating expenses is related to investments in sales channel and new product development.

International

International capital sales increased 9.6 percent, 7.9 percent on a constant currency basis. The increase was driven by volume growth in the Middle East, Latin America and Asia. Rental revenues decreased 1.1 percent and 2.2 percent on a constant currency basis. The decline in rental revenue was due to a rationalization of unprofitable business and other volume decreases in Europe.

International divisional income improved compared to prior year due to increases in gross profit partially offset by increases in operating expenses. The increase in gross profit was the result of the increased revenue, favorable product and geographic mix, favorable material costs and several productivity initiatives. Operating expenses increased related to increased selling and marketing efforts to support our long-term growth strategies. In addition, the increase was impacted by $3.3 million related to the unfavorable impact of foreign exchange rates on costs.

LIQUIDITY AND CAPITAL RESOURCES

(Dollars in millions)	Years Ended September 30 **2011**	2010	2009
Cash Flows Provided By (Used In):			
Operating activities	**$ 222.5**	$ 139.8	$ 225.7
Investing activities	**(78.0)**	(38.2)	(234.2)
Financing activities	**(101.9)**	(87.4)	(45.3)
Effect of exchange rate changes on cash	**(2.5)**	(0.3)	2.7
Increase (Decrease) in Cash and Cash Equivalents	**$ 40.1**	$ 13.9	$ (51.1)

Net cash flows from operating activities and selected borrowings have represented our primary sources of funds for growth of the business, including capital expenditures and acquisitions. Our financing agreements contain no restrictive provisions or conditions relating to dividend payments, working capital or additional unsecured indebtedness (except to the extent that a dividend payment or incurrence of additional unsecured indebtedness would result in a default under our financing agreements), but there are limitations with respect to secured indebtedness. Our debt agreements also contain no credit rating triggers. Credit rating changes can, however, impact the cost of borrowings under our financing agreements. Additionally, we also have restrictive financial covenants within the Distribution Agreement with Hillenbrand, Inc. This agreement has certain limitations on our ability to incur indebtedness, increase dividend payments and make share repurchases or acquisitions.

Operating Activities

Our cash flows from operations during fiscal 2011 were driven by net income, adjusted by non-cash expenses related to depreciation and amortization, stock compensation and deferred taxes. These net sources of cash were partially offset by the payout of our performance-based compensation and restructuring accruals related to our 2010 fiscal year. Cash flows from changes in working capital were relatively flat during fiscal 2011 with improvements in inventories and other assets/liabilities offset by higher receivables on increased fourth quarter sales and lower accounts payable.

The increase in fiscal 2011 operating cash flows was due to improved financial performance, along with the timing of tax payments as well as lower pension contributions in the current year. Partially offsetting this improvement was the payment of $47.3 million in litigation settlements in the fourth quarter of 2011, increased year-end receivables from higher fourth quarter sales and higher payouts of performance-based compensation in fiscal 2011.

Fiscal 2010 cash flows from operations were driven primarily by net income, adjusted by non-cash expenses related to depreciation and amortization, stock compensation, deferred taxes and the release of a $21.2 million reserve related to a litigation credit. Uses of cash included $52.3 million of pension funding, increased income tax payments on higher net income and the settlement of prior year tax audits, and investments in inventory to meet our increasing backlog position. In addition, while our receivables were up year-over-year, our days sales outstanding were down six days from fiscal 2009.

The reduction in fiscal 2010 operating cash flows from fiscal 2009 was largely driven by the higher collection of year-end receivables in 2009 following record sales levels during the fourth quarter of fiscal 2008, fiscal 2010 investments in inventories to support higher revenue trends, increased pension contributions and the timing of tax payments related to both higher income levels in 2010 and settlements of prior year tax audits.

While our fiscal 2009 cash flows from operations and capital sales were unfavorably impacted by the macro-economic climate and its resulting unfavorable impact on hospital capital spending, strong expense controls and working capital improvement resulted in strong conversion to cash. Working capital improvements were led by strong collections of receivables and a reduction in inventory, offset by a decrease in trade payables related to lower production levels and the timing of payments, the payout of prior year incentive compensation, the timing of tax payments and payments made on our restructuring accruals. The recognition of the goodwill and intangible asset impairment charge of $472.8 million, which resulted in the net loss in fiscal 2009, was non-cash in nature and therefore had no impact on our cash flows from operations.

Investing Activities

Our use of investing cash flows during fiscal 2011 was driven primarily by capital expenditures and to a lesser extent our acquisition of two Liko distributors.

The increase in net cash used in investing activities compared to fiscal 2010 was primarily due to lower proceeds received from the sale or calls of our auction rate securities, higher business acquisition payments and capital expenditures in fiscal 2011.

In fiscal 2010, our receipt of proceeds from the sale of a portion of our auction rate securities was more than offset by our cash used in investing activities related to capital expenditures and an investment in a joint venture. The change in net cash used in investing activities from fiscal 2009 to fiscal 2010 was driven by our fiscal 2009 acquisition of Liko. In addition, in 2010 we received $29.2 million more in proceeds from auction rate securities than in fiscal 2009, while 2009 included $11.9 million of proceeds on the disposition of non-strategic assets.

Financing Activities

In fiscal 2011, our use of cash for financing activities was primarily driven by $110.0 million related to share repurchases in the open market and $27.0 million of dividend payments to our shareholders, along with the purchase of the remaining interest in a former joint venture. These uses of cash were partially offset by cash proceeds from stock option exercises and other stock issuances under our employee stock purchase plan. Our higher use of cash from financing activities in fiscal 2011 compared to fiscal 2010 was due primarily to an increase in stock repurchases. Also impacting the variance was the purchase of the noncontrolling interest in our joint venture, offset by significant debt repayments in fiscal 2010 and higher proceeds from stock option exercises in fiscal 2011.

Our use of cash for financing activities during fiscal 2010 consisted mainly of a $45.0 million payment on our revolving credit facility, $34.5 million related to our share repurchases in the open market and $25.8 million in dividend payments to our shareholders. These uses of cash were partially offset by cash proceeds from stock option exercises. Our change in use of cash in 2010 compared to fiscal 2009 was due to higher debt repayments and share repurchases, offset partially by cash provided from increased stock option exercises in 2010.

Net cash used for financing activities during fiscal 2009 consisted mainly of $25.7 million related to the final payment of senior notes issued in 2004 and $25.6 million in dividend payments to our shareholders.

Our debt-to-capital ratio was 16.9, 17.6 and 24.9 percent at September 30, 2011, 2010 and 2009. The change from fiscal 2010 to fiscal 2011 was primarily due to higher net income, partially offset by share repurchases, which combined to produce higher shareholder's equity. The change from fiscal 2009 to fiscal 2010 was primarily due to the $45.0 million payment on our revolver and higher net income, which also improved shareholders' equity.

Other Liquidity Matters

Net cash flows from operating activities and selected borrowings have represented our primary sources of funds for growth of the business, including capital expenditures and acquisitions.

As of September 30, 2011, we held investment securities with a fair value of $11.1 million, which consisted primarily of AAA rated student loan auction rate securities. We have estimated the current fair value of our portfolio of auction rate securities based upon guidance provided by our investment advisors, including consideration of the credit quality of the underlying securities and the provisions of the respective security agreements. At September 30, 2011, we have recorded temporary unrealized losses totaling $1.3 million on these securities to reflect the estimated decline in fair value associated with the current illiquidity in the auction rate market. If current market conditions do not improve or worsen, the result could be further realized or unrealized losses or impairments and liquidity and earnings could be adversely affected.

We have a $500 million five-year senior revolving credit facility. As of September 30, 2011, we had outstanding borrowings of $45.0 million and $5.8 million of outstanding, undrawn letters of credit under the facility, leaving $449.2 million of borrowing capacity available.

We also have trade finance credit lines and uncommitted letter of credit facilities. These lines are associated with the normal course of business and do not currently, nor have they historically, been of a material size to the overall business.

We have $97.0 million of senior notes outstanding at various fixed rates of interest as of September 30, 2011. Of the total amount, $49.5 million are classified as long-term and $47.5 million as short-term in the Consolidated Balance Sheet.

Our pension plans invest in a variety of equity and debt securities. As mentioned previously, during the fourth quarter of fiscal 2010, we contributed $50.0 million to our primary pension plan. At September 30, 2011, our latest measurement date, our pension plans were underfunded by approximately $79 million. Given the significant funding contribution made during fiscal 2010, we currently do not anticipate any further contributions to our primary pension plan in fiscal 2012.

As previously disclosed, we intend to continue to pay quarterly cash dividends comparable to those paid in the periods covered by these financial statements. However, the declaration and payment of dividends by us will be subject to the sole discretion of our Board and will depend upon many factors, including our financial condition, earnings, capital requirements, covenants associated with debt obligations, legal requirements and other factors deemed relevant by our Board.

We intend to continue to pursue selective acquisition candidates in certain areas of our business, but the timing, size or success of any acquisition effort and the related potential capital commitments cannot be predicted. We expect to fund future acquisitions primarily with cash on hand, cash flow from operations and borrowings, within our set limits. The Distribution Agreement executed in conjunction with our spin-off of the funeral services business contains certain restrictions with respect to additional indebtedness we may take on to make acquisitions. We do not anticipate, however, such restrictions will limit our ability to execute our current growth strategy.

During fiscal 2011, we repurchased 3.0 million shares of our common stock for $110.0 million in the open market. As of September 30, 2011, 2.0 million shares remain available for purchase under our existing board authorization, which does not have an expiration date. Repurchases may be made on the open market or via private transactions, and are used for general business purposes.

We believe that cash on hand and generated from operations, along with amounts available under our credit facility, will be sufficient to fund operations, working capital needs, capital expenditure requirements and financing obligations. However, disruption and volatility in the credit markets could impede our access to capital. Our $500.0 million credit facility is with a syndicate of banks. The syndication group consists of 11 financial institutions, which we believe reduces our exposure to any one institution and would still leave us with significant borrowing capacity in the event that any one of the institutions within the group is unable to comply with the terms of our agreement.

Credit Ratings

For fiscal 2011, Standard and Poor's Rating Services and Moody's Investor Service provided a credit rating of BBB- and Baa3 with stable outlooks.

Other Uses of Cash

We expect capital spending in 2012 to be between $75 and $85 million. Capital spending will be monitored and controlled as the year progresses.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Contractual Obligations, Contingent Liabilities and Commitments

To give a clear picture of matters potentially impacting our liquidity position, the following table outlines our contractual obligations as of September 30, 2011:

	Payments Due by Period				
(Dollars in millions)	Total	Less Than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Contractual Obligations					
Long-term debt obligations	$ 98.3	$ 47.5	$ 0.3	$ -	$ 50.5
Interest payments relating to long-term debt (1)	52.9	5.3	6.7	6.7	34.2
Information technology infrastructure (2)	33.0	11.0	22.0	-	-
Operating lease obligations	59.3	20.9	22.7	9.3	6.4
Pension and postretirement health care benefit funding (3)	16.4	1.5	2.9	3.3	8.7
Purchase obligations (4)	29.6	17.7	11.8	0.1	-
Other long-term liabilities (5)	31.5	-	16.6	13.0	1.9
Total contractual cash obligations	$ 321.0	$ 103.9	$ 83.0	$ 32.4	$ 101.7

(1) Interest payments on our long-term debt are projected based on the contractual rates of remaining debt securities.

(2) We have a long term agreement with IBM to manage our global information technology environment that expires in September of 2014. The expected aggregate cost from September 30, 2011 through the duration of the contract is $33.0 million.

(3) Given the significant funding contribution made during fiscal 2011, we currently do not anticipate any further contributions to our master pension plan in fiscal 2012.

(4) Purchase obligations represent contractual obligations under various take-or-pay arrangements executed in the normal course of business. These commitments represent future purchases in line with expected usage to obtain favorable pricing. Also included are obligations arising from purchase orders for which we have made firm commitments. As a result, we believe that the purchase obligations portion of our contractual obligations is substantially those obligations for which we are certain to pay, regardless of future facts and circumstances. We expect to fund purchase obligations with operating cash flows and current cash balances.

(5) Other long-term liabilities include deferred compensation arrangements, self-insurance reserves, and other various liabilities.

We also had commercial commitments related to standby letters of credit at September 30, 2011 of $7.7 million.

In addition to the contractual obligations and commercial commitments disclosed above, we also have a variety of other agreements related to the procurement of materials and services and other commitments. While many of these agreements are long-term supply agreements, some of which are exclusive supply or complete requirements-based contracts, we are not committed under these agreements to accept or pay for requirements which are not needed to meet production needs. Also, we have an additional $19.7 million of other liabilities as of September 30, 2011, which represent uncertain tax positions for which it is not possible to determine in which future period the tax liability might be settled.

In conjunction with our acquisition and divestiture activities, we have entered into certain guarantees and indemnifications of performance, as well as, non-competition agreements for varying periods of time. Potential losses under the indemnifications are generally limited to a portion of the original transaction price, or to other lesser specific dollar amounts for certain provisions. Guarantees and indemnifications with respect to acquisition and divestiture activities, if triggered, could have a materially adverse impact on our financial condition and results of operations.

We are also subject to potential losses from adverse litigation results that are not accounted for by a self-insurance or other reserve; however, such potential losses are not quantifiable at this time, and may never occur.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our accounting policies, including those described below, require management to make significant estimates and assumptions using information available at the time the estimates are made. Such estimates and assumptions significantly affect various reported amounts of assets, liabilities, revenues and expenses. If future experience differs materially from these estimates and assumptions, results of operations and financial condition could be affected. Our most critical accounting policies are described below.

Revenue Recognition

Net revenues reflect gross revenues less sales discounts and allowances and customer returns for product sales and rental revenue reserves. Revenue is evaluated under the following criteria and recognized when each is met:

- *Evidence of an arrangement:* An agreement with the customer reflecting the terms and conditions to deliver products or services serves as evidence of an arrangement.
- *Delivery:* For products, delivery is considered to occur upon receipt by the customer and the transfer of title and risk of loss. For rental services, delivery is considered to occur when the services are rendered.
- *Fixed or determinable price*: The sales price is considered fixed or determinable if it is not subject to refund or adjustment.
- *Collection is deemed probable*: At or prior to the time of a transaction, credit reviews of each customer are performed to determine the creditworthiness of the customer. Collection is deemed probable if the customer is expected to be able to pay amounts under the arrangement as those amounts become due. If collection is not probable, revenue is recognized when collection becomes probable, generally upon cash collection.

As a general interpretation of the above guidelines, revenues for health care products in the patient care environment are generally recognized upon delivery of the products to the customer and their assumption of risk of loss and other risks and rewards of ownership. Local business customs and non-standard sales terms can sometimes result in deviations to this normal practice in certain instances; however, in no case is revenue recognized prior to the transfer of risk of loss and rewards of ownership.

For non-invasive therapy products and medical equipment management services, the majority of product offerings are rental products for which revenues are recognized consistent with the rendering of the service and use of products. For The Vest® product, revenue is generally recognized at the time of receipt of authorization for billing from the applicable paying entity as this serves as evidence of the arrangement and sets a fixed or determinable price.

For health care products and services aimed at improving operational efficiency and asset utilization, various revenue recognition techniques are used, depending on the offering. Arrangements to provide services, routinely under separately sold service and maintenance contracts, result in the deferral of revenues until specified services are performed. Service contract revenue is generally recognized ratably over the contract period, if applicable, or as services are rendered. Product-related goods are generally recognized upon delivery to the customer, similar to products in the patient care environment.

Revenue and Accounts Receivable Reserves

Revenues are presented in the Statements of Consolidated Income (Loss) net of certain discounts and sales adjustments. For product sales, we record reserves resulting in a reduction of revenue for contractual discounts, as well as price concessions and product returns. Likewise, rental revenue reserves, reflecting contractual and other routine billing adjustments, are recorded as a reduction of revenues. Reserves for revenue are estimated based upon historical rates for revenue adjustments.

Provisions for doubtful accounts are recorded as a component of operating expenses and represent our best estimate of the amount of probable credit losses and collection risk in our existing accounts receivable. We determine such reserves based on historical write-off experience by industry. Receivables are generally reviewed on a pooled basis based on historical collection experience for each receivable type and are also reviewed individually for collectability. Account balances are charged against the allowance when we believe it is probable the receivable will not be recovered. We do not have any off-balance sheet credit exposure related to our customers.

If circumstances change, such as higher than expected claims denials, payment defaults, adverse changes in general economic conditions, instability or disruption of credit markets, or an unexpected material adverse change in a major customer's or payor's ability to meet its obligations, our estimates of the realizability of trade receivables could be reduced by a material amount.

Liabilities for Loss Contingencies Related to Lawsuits

We are involved on an ongoing basis in claims, investigations and lawsuits relating to our operations, including environmental, antitrust, patent infringement, business practices, commercial transactions and other matters. The ultimate outcome of these actions cannot be predicted with certainty. An estimated loss from these contingencies is recognized when we believe it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. However, it is difficult to measure the actual loss that might be incurred related to claims, investigations and lawsuits. The ultimate outcome of these actions could have a material adverse effect on our financial condition, results of operations and cash flow.

We entered into a Judgment Sharing Agreement with Hillenbrand, Inc. in conjunction with the 2008 spin-off of our funeral services business to allocate any potential liability that may arise with respect to certain antitrust litigation matters. We apply the same methodology as described in the immediate preceding paragraph in evaluating and accounting for the Judgment Sharing Agreement.

We are also involved in other possible claims, including product and general liability, workers' compensation, auto liability and employment related matters. Claims other than employment related matters have deductibles and self-insured retentions ranging from $150 thousand to $1.5 million per occurrence or per claim, depending upon the type of coverage and policy period. Outside insurance companies and third-party claims administrators establish individual claim reserves and an independent outside actuary provides estimates of ultimate projected losses, including incurred but not reported claims, which are used to establish reserves for losses. Claim reserves for employment related matters are established based upon advice from internal and external counsel and historical settlement information for claims and related fees, when such amounts are considered probable of payment.

The recorded amounts represent our best estimate of the costs we will incur in relation to such exposures, but it is possible that actual costs could differ from those estimates.

Goodwill and Intangible Assets

We perform an impairment assessment on goodwill annually during the third fiscal quarter, or whenever events or changes in circumstances indicate that the carrying value of a reporting unit may not be recoverable. These events or conditions include, but are not limited to, a significant adverse change in the business environment; regulatory environment or legal factors; a current period operating or cash flow loss combined with a history of such losses or a projection of continuing losses; a substantial decline in market capitalization of our stock; or a sale or disposition of a significant portion of a reporting unit.

The goodwill impairment test involves a two-step process. The first step, used to identify potential impairment, is a comparison of each reporting unit's estimated fair value to its carrying value, including goodwill. If the fair value of a reporting unit exceeds its carrying value, applicable goodwill is considered not to be impaired. If the carrying value exceeds fair value, there is an indication of impairment and the second step is performed to measure the amount of the impairment. The second step requires us to calculate an implied fair value of goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. If the goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess.

The fair value of our reporting units in the first step of our impairment process requires significant management judgment with respect to forecasted sales, gross margin and selling, general and administrative expenses, capital expenditures, the selection and use of an appropriate discount rate, the selection of comparable public companies and the determination of an appropriate control premium. In addition, the use of third-party appraisals of significant tangible and intangible assets as part of the second step of the impairment test also requires management judgment related to certain inputs and assumptions. There are inherent uncertainties related to each of the above listed assumptions and inputs, and our judgment in applying them. The use of different assumptions, estimates or judgments in either step of the process could materially increase or decrease the related impairment charge.

During the second quarter of fiscal 2009, as a result of the decline in our market capitalization related to the overall macro-economic climate and its resulting unfavorable impact on hospital capital spending and our operating results, we recorded an impairment of goodwill and certain other intangibles.

Retirement Benefit Plans

We sponsor retirement and postretirement benefit plans covering select employees. Expense recognized in relation to these defined benefit retirement plans and the postretirement health care plan is based upon actuarial valuations and inherent in those valuations are key assumptions including discount rates, and where applicable, expected returns on assets, projected future salary rates and projected health care cost trends. The discount rates used in the valuation of our defined benefit pension and postretirement plans are evaluated annually based on current market conditions. In setting these rates we utilize long-term bond indices and yield curves as a preliminary indication of interest rate movements, and then make adjustments to the respective indices to reflect differences in the terms of the bonds covered under the indices in comparison to the projected outflow of our obligations. Our overall expected long-term rate of return on pension assets is based on historical and expected future returns, which are inflation adjusted and weighted for the expected return for each component of the investment portfolio. Our rate of assumed compensation increase is also based on our specific historical trends of past wage adjustments.

Changes in retirement and postretirement benefit expense and the recognized obligations may occur in the future as a result of a number of factors, including changes to any of these assumptions. Our expected rate of return on pension plan assets was 7.5 percent for fiscal 2011, 2010 and 2009. At September 30, 2011, we had pension plan assets of $217.3 million. A 25 basis point increase in the expected rate of return on pension plan assets reduces annual pension expense by approximately $0.6 million. Differences between actual and projected investment returns, especially in periods of significant market volatility, can also impact estimates of required pension contributions. The discount rate for our retirement obligation was 4.6 percent in 2011, 5.1 percent in 2010 and 5.5 percent in 2009. The discount rate for our postretirement obligation may vary up to 100 basis points from that of our retirement obligations. For each 50 basis point change in the discount rate, the impact to annual pension expense ranges from $1.8 million to $2.0 million, while the impact to our postretirement health care plan expense would be less than $0.1 million. Impacts from assumption changes could be positive or negative depending on the direction of the change in rates.

Income Taxes

We compute our income taxes using an asset and liability approach to reflect the net tax effects of temporary differences between the financial reporting carrying amounts of assets and liabilities and the corresponding income tax amounts. We have a variety of deferred tax assets in numerous tax jurisdictions. These deferred tax assets are subject to periodic assessment as to recoverability and if it is determined that it is more likely than not that the benefits will not be realized, valuation allowances are recognized. We have recorded valuation allowances against certain of our deferred tax assets, primarily those related to foreign tax attributes in countries with poor operating results and certain other domestic tax attributes. In evaluating whether it is more likely than not that we would recover these deferred tax assets, future taxable income, the reversal of existing temporary differences and tax planning strategies are considered.

We believe that our estimates for the valuation allowances recorded against deferred tax assets are appropriate based on current facts and circumstances. We currently have $8.1 million of valuation allowances on deferred tax assets, on a tax-effected basis, primarily related to foreign operating loss carryforwards and other tax attributes.

We account for uncertain income tax positions using a threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for an uncertain income tax position and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit.

We also have on-going audits in various stages of completion with the IRS and several state and foreign jurisdictions, one or more of which may conclude within the next 12 months. Such settlements could involve some or all of the following: the payment of additional taxes, the adjustment of certain deferred taxes and/or the recognition of unrecognized tax benefits. The resolution of these matters, in combination with the expiration of certain statutes of limitations in various jurisdictions, make it reasonably possible that our unrecognized tax benefits may decrease as a result of either payment or recognition by approximately $12 to $14 million in the next twelve months, excluding interest.

Guarantees

We routinely grant limited warranties on our products with respect to defects in material and workmanship. The terms of these warranties are generally one year, however, certain components and products have substantially longer warranty periods. We recognize a reserve with respect to these obligations at the time of product sale, with subsequent warranty claims recorded directly against the reserve. The amount of the warranty reserve is determined based on historical trend experience for the covered products. For more significant warranty-related matters which might require a broad-based correction, separate reserves are established when such events are identified and the cost of correction can be reasonably estimated.

Inventory

We review the net realizable value of inventory on an ongoing basis, considering factors such as excess, obsolescence, and other items. We record an allowance for estimated losses when the facts and circumstances indicate that particular inventories will not be sold at prices in excess of current carrying costs. These estimates are based on historical experience and expected future trends. If future market conditions vary from those projected, and our estimates prove to be inaccurate, we may be required to write down inventory values and record an adjustment to cost of revenues.

Recently Issued Accounting Guidance

For a summary of recently issued accounting guidance applicable to us, see Note 1 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this Form 10-K.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including fluctuations in interest rates, the impact of the current economic downturn, collection risk associated with our accounts and notes receivable portfolio, including the effects of various austerity measures initiated by some governmental authorities, and variability in currency exchange rates. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage our exposure to such risks.

We are subject to variability in foreign currency exchange rates in our international operations. Exposure to this variability is periodically managed primarily through the use of natural hedges, whereby funding obligations and assets are both managed in the local currency. We, from time-to-time, enter into currency exchange agreements to manage our exposure arising from fluctuating exchange rates related to specific and forecasted transactions. We operate this program pursuant to documented corporate risk management policies and do not enter into derivative transactions for speculative purposes. The sensitivity of earnings and cash flows to variability in exchange rates is assessed by applying an appropriate range of potential rate fluctuations to our assets, obligations and projected results of operations denominated in foreign currencies.

Our currency risk consists primarily of foreign currency denominated firm commitments and forecasted foreign currency denominated intercompany and third-party transactions. At September 30, 2011, we had outstanding foreign exchange derivative contracts in notional amounts of $8.8 million with the fair value of these contracts approximating original contract value. The maximum length of time over which we hedge transaction exposure is 15 months. Derivative gains/(losses), initially reported as a component of Accumulated Other Comprehensive Income (Loss), are reclassified to earnings in the period when the forecasted transaction affects earnings.

We hold auction rate securities, for which the market continues to experience liquidity issues. Due to the lack of liquidity, we have obtained guidance from our investment advisors as to the current fair value of our portfolio. If current market conditions do not improve, or if they worsen, the result could be further temporary unrealized losses or impairments. At September 30, 2011, we had $11.1 million remaining in auction rate securities.

Our pension plan assets, which were approximately $217 million at September 30, 2011, are also subject to volatility that can be caused by fluctuations in general economic conditions. Our pension plans were underfunded at September 30, 2011 by approximately $79 million, an increase over the prior year based upon unfavorable asset performance and a decrease in the discount rate which increased the overall pension obligation. During the fourth quarter of fiscal 2010, we contributed $50.0 million to our primary pension plan. Continued market volatility and disruption could cause further declines in asset values and low interest rates could continue to keep our position obligation high. Should such trends continue, we may need to make additional pension plan contributions and our pension expense in future years may increase. Investment strategies and policies are set by the plan's fiduciaries. Long-term strategic investment objectives utilize a diversified mix of equity and fixed income securities to preserve the funded status of the trusts and balance risk and return. The plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations. Target allocation ranges are guidelines, not limitations, and plan fiduciaries may occasionally approve allocations above or below a target range or elect to rebalance the portfolio within the targeted range.

Trust assets are invested subject to the following policy restrictions: short-term securities must be rated A2/P2 or higher; all fixed-income securities shall have a credit quality rating "BBB" or higher; investments in equities in any one company may not exceed 10 percent of the equity portfolio.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for Hill-Rom Holdings, Inc. ("we" or "our"). Our internal control over financial reporting is a process designed, under the supervision of our principal executive, principal financial and principal accounting officers, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our Consolidated Financial Statements for external purposes in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Our internal control over financial reporting includes policies and procedures that:

1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of our Consolidated Financial Statements in accordance with U.S. GAAP and that our receipts and expenditures are being made only in accordance with authorizations of our management and our Board of Directors; and

3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our Consolidated Financial Statements.

Because of its inherent limitations, our internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management performed an assessment of the effectiveness of our internal control over financial reporting as of September 30, 2011 using criteria established in the *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that criteria, management concluded that we maintained effective internal control over financial reporting as of September 30, 2011. There were no changes in our internal control over financial reporting during the quarter ended September 30, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting with the exception of the upgrade of our company-wide information technology platform.

The effectiveness of our internal control over financial reporting as of September 30, 2011 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, who also audited our Consolidated Financial Statements, as stated in their report included herein.

/s/ John J. Greisch
John J. Greisch
President and Chief Executive Officer

/s/ Mark J. Guinan
Mark J. Guinan
Senior Vice President and Chief Financial Officer

/s/ Richard G. Keller
Richard G. Keller
Vice President, Controller and Chief Accounting Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Hill-Rom Holdings, Inc.

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Hill-Rom Holdings, Inc. and its subsidiaries at September 30, 2011, and 2010, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2011, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Indianapolis, Indiana
November 16, 2011

Hill-Rom Holdings, Inc. and Subsidiaries

STATEMENTS OF CONSOLIDATED INCOME (LOSS)

(Dollars in millions except per share data)

	Years Ended September 30		
	2011	2010	2009
Net Revenues			
Capital sales	**$ 1,119.0**	$ 996.6	$ 921.5
Rental revenues	**472.7**	473.0	465.4
Total revenues	**1,591.7**	1,469.6	1.386.9
Cost of Revenues			
Cost of goods sold	**606.8**	548.6	555.7
Rental expenses	**203.6**	204.4	203.3
Total cost of revenues	**810.4**	753.0	759.0
Gross Profit	**781.3**	716.6	627.9
Research and development expenses	**63.8**	58.3	55.7
Selling and administrative expenses	**502.0**	474.6	461.6
Litigation charge (credit) (Note 14)	**47.3**	(21.2)	-
Impairment of goodwill and other intangibles (Note 4)	**-**	-	472.8
Special charges (Note 9)	**1.4**	13.2	20.5
Operating Profit (Loss)	**166.8**	191.7	(382.7)
Gain on sale of non-strategic assets (Note 3)	**-**	-	10.2
Interest expense	**(8.5)**	(8.7)	(10.4)
Investment income and other, net	**1.4**	(0.1)	4.1
Income (Loss) Before Income Taxes	**159.7**	182.9	(378.8)
Income tax expense (Note 10)	**26.2**	56.9	26.2
Net Income (Loss)	**133.5**	126.0	(405.0)
Less: Net income attributable to noncontrolling interest	**0.2**	0.7	-
Net Income (Loss) Attributable to Common Shareholders	**$ 133.3**	$ 125.3	$ (405.0)
Net Income (Loss) Attributable to Common Shareholders per Common Share - Basic	**$ 2.11**	$ 1.99	$ (6.47)
Net Income (Loss) Attributable to Common Shareholders per Common Share - Diluted	**$ 2.09**	$ 1.97	$ (6.47)
Dividends per Common Share	**$ 0.43**	$ 0.41	$ 0.41
Average Common Shares Outstanding - Basic (thousands) (Note 11)	**63,164**	62,934	62,581
Average Common Shares Outstanding - Diluted (thousands) (Note 11)	**63,899**	63,739	62,581

See Notes to Consolidated Financial Statements.

Hill-Rom Holdings, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(Dollars in millions except share data)

	September 30	
	2011	2010
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 224.6**	$ 184.5
Trade accounts receivable, less allowances of $26.7 in 2011 and $29.0 in 2010 (Note 1)	**386.2**	353.1
Inventories (Note 1)	**95.6**	108.5
Deferred income taxes (Notes 1 and 10)	**42.9**	40.4
Other current assets	**42.4**	52.7
Total current assets	**791.7**	739.2
Property, plant and equipment (Note 1)	**819.6**	805.0
Less accumulated depreciation	**(596.8)**	(561.3)
Property, plant and equipment, net	**222.8**	243.7
Investments and investment securities (Notes 1 and 6)	**11.1**	12.1
Intangible assets:		
Goodwill (Notes 1 and 4)	**87.2**	81.1
Software and other, net (Note 1)	**126.1**	136.6
Deferred income taxes (Notes 1 and 10)	**33.8**	-
Other assets	**26.4**	32.9
Total Assets	**$ 1,299.1**	$ 1,245.6
LIABILITIES		
Current Liabilities		
Trade accounts payable	**$ 64.8**	$ 80.6
Short-term borrowings (Note 5)	**100.3**	53.1
Accrued compensation	**92.7**	88.9
Accrued product warranties (Note 1)	**17.8**	15.8
Other current liabilities	**58.4**	50.3
Total current liabilities	**334.0**	288.7
Long-term debt (Note 5)	**50.8**	98.5
Accrued pension and postretirement benefits (Note 7)	**87.4**	59.0
Deferred income taxes (Notes 1 and 10)	**36.2**	31.3
Other long-term liabilities	**49.0**	52.3
Total Liabilities	**557.4**	529.8
Noncontrolling interest (Note 2)	**-**	8.3
Commitments and Contingencies (Note 14)		
SHAREHOLDERS' EQUITY (Note 8)		
Capital Stock:		
Preferred stock - without par value:		
Authorized - 1,000,000 shares; none issued or outstanding	**-**	-
Common stock - without par value:		
Authorized - 199,000,000		
Issued - 80,323,912 shares in 2011 and 2010	**4.4**	4.4
Additional paid-in-capital	**114.1**	119.3
Retained earnings	**1,309.8**	1,203.6
Accumulated other comprehensive loss (Note 1)	**(79.0)**	(61.8)
Treasury stock, at cost: 2011 - 18,637,540 common shares, 2010 - 17,537,029 common shares	**(607.6)**	(558.0)
Total Shareholders' Equity	**741.7**	707.5
Total Liabilities, Noncontrolling Interest and Shareholders' Equity	**$ 1,299.1**	$ 1,245.6

See Notes to Consolidated Financial Statements.

Hill-Rom Holdings, Inc. and Subsidiaries
STATEMENTS OF CONSOLIDATED CASH FLOWS
(Dollars in millions)

	Years Ended September 30		
	2011	2010	2009
Operating Activities			
Net income (loss)	$ 133.5	$ 126.0	$ (405.0)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	103.9	99.7	100.2
Impairment of goodwill and other intangibles	-	-	472.8
Litigation credit	-	(21.2)	-
Provision for deferred income taxes	(21.5)	21.2	3.5
Loss on disposal of property, equipment leased to others, intangible assets and impairments	1.3	7.3	5.8
Gain on sale of non-strategic assets	-	-	(10.2)
Stock compensation	12.2	12.0	12.1
Tax settlement	(4.9)	(8.2)	-
Defined benefit plan funding	(1.4)	(52.3)	(13.5)
Excess tax benefits from employee stock plans	(6.8)	-	-
Change in working capital excluding cash, current investments, current debt, acquisitions and dispositions:			
Trade accounts receivable	(24.7)	(7.0)	61.2
Inventories	14.7	(16.2)	23.7
Other current assets	14.4	(37.5)	1.1
Trade accounts payable	(18.0)	(2.4)	(23.9)
Accrued expenses and other liabilities	10.0	12.5	(20.2)
Other, net	9.8	5.9	18.1
Net cash provided by operating activities	222.5	139.8	225.7
Investing Activities			
Capital expenditures and purchase of intangibles	(68.9)	(64.7)	(63.9)
Proceeds on sales of property and equipment leased to others	5.9	2.5	2.9
Proceeds on sales of non-strategic assets	-	-	11.9
Payment for acquisition of businesses, net of cash acquired	(15.5)	(7.3)	(187.2)
Proceeds on investment sales and maturities	0.5	31.3	2.1
Net cash used in investing activities	(78.0)	(38.2)	(234.2)
Financing Activities			
Net change in short-term debt	(0.4)	(4.1)	5.2
Payment on revolver	(0.2)	(45.0)	-
Purchase of noncontrolling interest	(11.8)	-	-
Payment of long-term debt, net of proceeds from settlement of interest rate swaps	-	-	(25.7)
Payment of cash dividends	(27.0)	(25.8)	(25.6)
Distribution to noncontrolling interest partner	-	(1.1)	-
Proceeds from exercise of stock options	43.1	22.9	0.1
Proceeds from stock issuance	2.9	2.6	1.3
Excess tax benefits from employee stock plans	6.8	-	-
Treasury stock acquired	(115.3)	(36.9)	(0.6)
Net cash used in financing activities	(101.9)	(87.4)	(45.3)
Effect of Exchange Rate changes on Cash	(2.5)	(0.3)	2.7
Net Cash Flows	40.1	13.9	(51.1)
Cash and Cash Equivalents			
At beginning of period	184.5	170.6	221.7
At end of period	$ 224.6	$ 184.5	$ 170.6
Supplemental cash flow information:			
Cash paid for income taxes	$ 30.3	$ 87.3	$ 19.3
Cash paid for interest	$ 7.7	$ 7.7	$ 9.9
Non-cash financing activities:			
Treasury stock issued under stock compensation plans	$ 65.7	$ 38.3	$ 6.1

See Notes to Consolidated Financial Statements.

Hill-Rom Holdings, Inc. and Subsidiaries

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

(Dollars in millions)

	Common Stock				Accumulated Other	Common Stock in Treasury		
	Shares Outstanding	Amount	Additional Paid-in-Capital	Retained Earnings	Comprehensive Income (Loss)	Shares	Amount	Total
Balance at September 30, 2008	62,508,934	$ 4.4	$ 111.2	$ 1,536.1	$ (4.2)	17,814,978	$ (564.9)	$ 1,082.6
Comprehensive Income (Loss):								
Net income (loss)	-	-	-	(405.0)	-	-	-	(405.0)
Foreign currency translation adjustment, net of tax of $0.9 million	-	-	-	-	(15.0)	-	-	(15.0)
Net change in unrealized gain on available-for-sale securities, net of tax of $0.1 million	-	-	-	-	(0.3)	-	-	(0.3)
Items not yet recognized as a component of net periodic pension costs, net of tax of $25.0 million	-	-	-	-	(40.4)	-	-	(40.4)
Total comprehensive income (loss)	-	-	-	-	-	-	-	(460.7)
Dividends	-	-	0.3	(25.9)	-	-	-	(25.6)
Treasury shares acquired	(32,481)	-	-	-	-	32,481	(0.6)	(0.6)
Stock awards and option exercises	191,109	-	7.5	-	-	(191,109)	6.1	13.6
Balance at September 30, 2009	62,667,562	4.4	119.0	1,105.2	(59.9)	17,656,350	(559.4)	609.3
Comprehensive Income:								
Net income	-	-	-	126.0	-	-	-	126.0
Foreign currency translation adjustment, net of tax of $1.3 million	-	-	-	-	0.7	-	-	0.7
Net change in unrealized gain on available-for-sale securities, net of tax of $0.1 million	-	-	-	-	0.2	-	-	0.2
Items not yet recognized as a component of net periodic pension costs, net of tax of $0.1 million	-	-	-	-	(2.8)	-	-	(2.8)
Total comprehensive income	-	-	-	-	-	-	-	124.1
Dividends	-	-	0.3	(26.1)	-	-	-	(25.8)
Treasury shares acquired	(1,092,469)	-	-	-	-	1,092,469	(36.9)	(36.9)
Stock awards and option exercises	1,211,790	-	(2.4)	-	-	(1,211,790)	38.3	35.9
Impact of Joint Venture	-	-	2.4	(1.5)	-	-	-	0.9
Balance at September 30, 2010	62,786,883	4.4	119.3	1,203.6	(61.8)	17,537,029	(558.0)	707.5
Comprehensive Income:								
Net income	-	-	-	133.5	-	-	-	133.5
Foreign currency translation adjustment, net of tax of $0.5 million	-	-	-	-	(3.8)	-	-	(3.8)
Net change in unrealized gain on available-for-sale securities, net of tax of $0.0 million	-	-	-	-	(0.2)	-	-	(0.2)
Items not yet recognized as a component of net periodic pension costs, net of tax of $8.9 million	-	-	-	-	(13.2)	-	-	(13.2)
Total comprehensive income	-	-	-	-	-	-	-	116.3
Dividends	-	-	0.1	(27.1)	-	-	-	(27.0)
Treasury shares acquired	(3,145,899)	-	-	-	-	3,145,899	(115.3)	(115.3)
Stock awards and option exercises	2,045,388	-	(0.4)	-	-	(2,045,388)	65.7	65.3
Impact of Joint Venture	-	-	(4.9)	(0.2)	-	-	-	(5.1)
Balance at September 30, 2011	61,686,372	$ 4.4	$ 114.1	$ 1,309.8	$ (79.0)	18,637,540	$ (607.6)	$ 741.7

See Notes to Consolidated Financial Statements.

(Dollars in millions except per share data)

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Hill-Rom Holdings, Inc. ("Hill-Rom," "we," "us," or "our") (formerly known as Hillenbrand Industries, Inc.) was incorporated on August 7, 1969 in the State of Indiana and is headquartered in Batesville, Indiana. We are a leading worldwide manufacturer and provider of medical technologies and related services for the health care industry, including patient support systems, safe mobility and handling solutions, non-invasive therapeutic products for a variety of acute and chronic medical conditions, medical equipment rentals and information technology solutions. Our comprehensive product and service offerings are used by health care providers across the health care continuum and around the world in hospitals, extended care facilities and home care settings, to enhance the safety and quality of patient care.

Basis of Presentation and Principles of Consolidation

The Consolidated Financial Statements include the accounts of Hill-Rom and its subsidiaries. All subsidiaries are wholly-owned as of September 30, 2011. During the first quarter of our fiscal 2011, we acquired the remaining 40 percent noncontrolling interest in a former joint venture (Note 2). Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates. Examples of such estimates include our accounts receivable reserves (Note 1), accrued warranties (Note 1), the impairment of intangibles (Note 4), investments (Note 6), income taxes (Note 10) and commitments and contingencies (Note 14), among others.

Cash and Cash Equivalents

We consider investments in marketable securities and other highly liquid instruments with a maturity of three months or less at date of purchase to be cash equivalents. Investments which have no stated maturity are also considered cash equivalents. All of our marketable securities may be freely traded.

Investment Securities

At September 30, 2011, investment securities consisted primarily of AAA rated student loan auction rate securities ("ARS"). These securities are generally insured through the U.S. government's Federal Family Education Loan Program, to the extent the borrowers meet certain prescribed criteria in their underlying lending practices. These securities are classified as available-for-sale and changes in their fair value are recorded in Accumulated Other Comprehensive Loss ("AOCL").

We also previously held ARS with UBS Financial Services ("UBS"). During the first quarter of 2009, we entered into an enforceable, non-transferable right (the "Put") with UBS, which allowed us to exercise this Put at anytime during the period of June 30, 2010 through July 2, 2012. During the quarter ended June 30, 2010, UBS redeemed $14.1 million of our ARS plus interest. On June 30, 2010, we successfully exercised our rights under this Put for all remaining ARS held with UBS and received cash proceeds of $12.0 million, including accrued interest, on July 1, 2010.

We regularly evaluate all investments classified as available-for-sale for possible impairment based on current economic conditions, credit loss experience and other criteria. The evaluation of investments for impairment requires significant judgments to be made including (i) the identification of potentially impaired securities; (ii) the determination of their estimated fair value; (iii) the assessment of whether any decline in estimated fair value is other-than-temporary; and (iv) the likelihood of selling before recovery. If there is a decline in a security's net realizable value that is other-than-temporary and we are not likely to sell before recovery, the decline is separated into the amount of impairment related to credit loss and the amount of impairment related to all other factors. The decline related to the credit loss is recognized in earnings, while the decline related to all other factors is recognized in AOCL.

See Note 6 for further details on our fair value measurements.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest, unless the transaction is an installment sale with payment terms exceeding one year. Reserves for uncollectible accounts represent our best estimate of the amount of probable credit losses and collection risk in our existing accounts receivable. We determine such reserves based on historical write-off experience by industry and reimbursement platform. Receivables are generally reviewed on a pooled basis based on historical collection experience for each reimbursement and receivable type. Receivables for capital sales transactions are also reviewed individually for collectability. Account balances are charged against the allowance when we believe it is probable the receivable will not be recovered. We do not have any off-balance sheet credit exposure related to our customers. If circumstances change, such as higher than expected claims denials, payment defaults, adverse changes in general economic conditions, unfavorable impacts of austerity measures initiated by some governmental authorities, instability or disruption of credit markets, or an unexpected material adverse change in a major customer's or payor's ability to meet its obligations, our estimates of the realizability of trade receivables could be reduced by a material amount.

Within rental revenues, the domestic third-party payors' reimbursement process requires extensive documentation, which has had the effect of slowing both the billing and cash collection cycles relative to the rest of the business, and therefore, increasing total accounts receivable. Because of the extensive documentation required and the requirement to settle a claim with the primary payor prior to billing the secondary and/or patient portion of the claim, the collection period for a claim in a portion of our business may, in some cases, be extended.

We generally hold our trade accounts receivable until they are paid. Certain long-term receivables are occasionally sold to third parties; however, any recognized gain or loss on such sales has historically not been material.

Inventories

Inventories are valued at the lower of cost or market. Inventory costs are determined by the last-in, first-out ("LIFO") method for approximately 60 and 65 percent of our inventories at September 30, 2011 and 2010. Costs for other inventories have been determined principally by the first-in, first-out ("FIFO") method. Inventories consist of the following:

	September 30	
	2011	2010
Finished products	**$ 55.6**	$ 64.2
Work in process	**4.2**	4.7
Raw materials	**35.8**	39.6
Total	**$ 95.6**	$ 108.5

If the FIFO method of inventory accounting, which approximates current cost, had been used for all inventories, they would have been approximately $2.2 million and $1.2 million higher than reported at September 30, 2011 and 2010.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost and depreciated over the estimated useful life of the assets using principally the straight-line method. Ranges of estimated useful lives are as follows:

	Useful Life
Land improvements	6 - 25 years
Buildings and building equipment	20 - 40 years
Machinery and equipment	3 - 10 years
Equipment leased to others	2 -10 years

When property, plant and equipment is retired from service or otherwise disposed of, the cost and related amount of depreciation or amortization are eliminated from the asset and accumulated depreciation accounts. The difference, if any, between the net asset value and the proceeds on sale are charged or credited to income. Total depreciation expense for fiscal years 2011, 2010 and 2009 was $74.3 million, $72.8 million and $74.3 million. The major components of property and the related accumulated depreciation were as follows:

	September 30			
	2011		2010	
	Cost	**Accumulated Depreciation**	Cost	Accumulated Depreciation
Land and land improvements	**$ 12.2**	**$ 3.9**	$ 12.5	$ 3.7
Buildings and building equipment	**115.3**	**79.0**	112.8	75.7
Machinery and equipment	**269.0**	**205.3**	257.1	192.2
Equipment leased to others	**423.1**	**308.6**	422.6	289.7
Total	**$ 819.6**	**$ 596.8**	$ 805.0	$ 561.3

Intangible Assets

Intangible assets are stated at cost and consist predominantly of goodwill, software, patents and trademarks. With the exception of goodwill and certain trademarks, our intangible assets are amortized on a straight-line basis over periods generally ranging from 3 to 20 years.

We assess the carrying value of goodwill and non-amortizable intangibles annually, during the third quarter of each fiscal year, or more often if events or changes in circumstances indicate there may be impairment. Goodwill is allocated among the reporting units based on the relative fair value of those units.

The majority of our goodwill and many of our intangible assets are not deductible for income tax purposes. A summary of intangible assets and the related accumulated amortization and impairment losses was as follows:

	September 30			
	2011		2010	
	Cost	**Amortization and Impairment**	Cost	Amortization and Impairment
Goodwill	**$ 560.0**	**$ 472.8**	$ 553.9	$ 472.8
Software	**154.7**	**106.2**	150.5	91.7
Other	**134.7**	**57.1**	123.9	46.1
Total	**$ 849.4**	**$ 636.1**	$ 828.3	$ 610.6

Amortization expense for fiscal years 2011, 2010 and 2009 was $29.6 million, $26.9 million and $25.9 million. Amortization expense for all intangibles is expected to approximate the following for each of the next five fiscal years and thereafter:

	Amount
2012	$ 31.7
2013	$ 27.5
2014	$ 20.0
2015	$ 13.7
2016	$ 9.5
2017 and beyond	$ 4.7

Software consists mainly of capitalized costs associated with internal use software, including applicable costs associated with the implementation/upgrade of our Enterprise Resource Planning system. In addition, software includes capitalized development costs for software products to be sold. The net book value of computer software costs, included within Intangible assets, was $48.5 million and $58.8 million at September 30, 2011 and 2010. Capitalized software costs are amortized on a straight-line basis over periods ranging from three to ten years. Amortization expense approximated $19.1 million, $17.5 million and $16.6 million for fiscal years 2011, 2010 and 2009.

Guarantees

We routinely grant limited warranties on our products with respect to defects in material and workmanship. The terms of these warranties are generally one year, however, certain components and products have substantially longer warranty periods. We recognize a reserve with respect to these obligations at the time of product sale, with subsequent warranty claims recorded directly against the reserve. The amount of the warranty reserve is determined based on historical trend experience for the covered products. For more significant warranty-related matters which might require a broad-based correction, separate reserves are established when such events are identified and the cost of correction can be reasonably estimated.

A reconciliation of changes in our warranty reserve is as follows:

	2011		2010		2009	
Balance at October 1	**$**	**15.8**	$	17.1	$	16.9
Provision for warranties during the period		**17.0**		16.0		16.9
Warranty reserves acquired		**-**		-		3.6
Warranty claims incurred during the period		**(15.0)**		(17.3)		(20.3)
Balance at September 30	**$**	**17.8**	$	15.8	$	17.1

In the normal course of business we enter into various other guarantees and indemnities in our relationships with suppliers, service providers, customers, business partners and others. Examples of these arrangements would include guarantees of product performance, indemnifications to service providers and indemnifications of our actions to business partners. These guarantees and indemnifications have not historically nor do we expect them to have a material impact our financial condition or results of operations, although indemnifications associated with our actions generally have no dollar limitations.

In conjunction with our acquisition and divestiture activities, we have entered into select guarantees and indemnifications of performance with respect to the fulfillment of our commitments under applicable purchase and sale agreements. The arrangements generally indemnify the buyer or seller for damages associated with breach of contract, inaccuracies in representations and warranties surviving the closing date and satisfaction of liabilities and commitments retained under the applicable contract. With respect to sale transactions, we also routinely enter into non-competition agreements for varying periods of time. Guarantees and indemnifications with respect to acquisition and divestiture activities, if triggered, could have a materially adverse impact on our financial condition and results of operations.

Retirement Plans

We sponsor retirement and postretirement plans covering select employees. Expense recognized in relation to these defined benefit retirement plans and the postretirement health care plan is based upon actuarial valuations and inherent in those valuations are key assumptions including discount rates, and where applicable, expected returns on assets, projected future salary rates and projected health care cost trends. The discount rates used in the valuation of our defined benefit pension and postretirement plans are evaluated annually based on current market conditions. In setting these rates we utilize long-term bond indices and yield curves as a preliminary indication of interest rate movements, and then make adjustments to the respective indices to reflect differences in the terms of the bonds covered under the indices in comparison to the projected outflow of our obligations. Our overall expected long-term rate of return on pension assets is based on historical and expected future returns, which are inflation adjusted and weighted for the expected return for each component of the investment portfolio. Our rate of assumed compensation increase is also based on our specific historical trends of wage adjustments.

We account for our defined benefit pension and other postretirement plans by recognizing the funded status of a benefit plan in the statement of financial position. We also recognize in Accumulated Other Comprehensive Income (Loss) certain gains and losses that arose during the period. See Note 7 for key assumptions and further discussion related to our pension and postretirement plans.

Environmental Liabilities

Expenditures that relate to an existing condition caused by past operations, and which do not contribute to future revenue generation, are expensed. A reserve is established when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These reserves are determined without consideration of possible loss recoveries from third parties.

Specific costs included in environmental expense and reserves include site assessment, development of a remediation plan, clean-up costs, post-remediation expenditures, monitoring, fines, penalties and legal fees. Reserve amounts represent the expected undiscounted future cash outflows associated with such plans and actions.

Self Insurance

We are generally self-insured up to certain limits for product/general liability, workers' compensation, auto liability and professional liability insurance programs. These policies have deductibles and self-insured retentions ranging from $150 thousand to $1.5 million per occurrence, depending upon the type of coverage and policy period. We are also generally self-insured up to certain stop-limits for certain employee health benefits, including medical, drug and dental. Our policy is to estimate reserves based upon a number of factors including known claims, estimated incurred but not reported claims and outside actuarial analysis, which are based on historical information along with certain assumptions about future events. Such estimated reserves are classified as Other Current Liabilities and Other Long-Term Liabilities within the Consolidated Balance Sheets.

Revenue Recognition — Sales and Rentals

Net revenues reflect gross revenues less sales discounts and allowances and customer returns for product sales and a provision for uncollectible receivables for rentals. Revenue is evaluated under the following criteria and recognized when each is met:

- *Evidence of an arrangement:* An agreement with the customer reflecting the terms and conditions to deliver products or services serves as evidence of an arrangement.

- *Delivery:* For products, delivery is considered to occur upon receipt by the customer and the transfer of title and risk of loss. For rental services, delivery is considered to occur when the services are rendered.

- *Fixed or determinable price:* The sales price is considered fixed or determinable if it is not subject to refund or adjustment.

- *Collection is deemed probable:* At or prior to the time of a transaction, credit reviews of each customer are performed to determine the creditworthiness of the customer. Collection is deemed probable if the customer is expected to be able to pay amounts under the arrangement as those amounts become due. If collection is not probable, revenue is recognized when collection becomes probable, generally upon cash collection.

As a general interpretation of the above guidelines, revenues for health care products in the patient care environment are generally recognized upon delivery of the products to the customer and their assumption of risk of loss and other risks and rewards of ownership. Local business customs and non-standard sales terms can sometimes result in deviations to this normal practice in certain instances; however, in no case is revenue recognized prior to the transfer of risk of loss and rewards of ownership.

For non-invasive therapy products and medical equipment management services, the majority of product offerings are rental products for which revenues are recognized consistent with the rendering of the service and use of products. For The Vest® product, revenue is generally recognized at the time of receipt of authorization for billing from the applicable paying entity as this serves as evidence of the arrangement and sets a fixed or determinable price.

For health care products and services aimed at improving operational efficiency and asset utilization, various revenue recognition techniques are used, depending on the offering. Arrangements to provide services, routinely under separately sold service and maintenance contracts, result in the deferral of revenues until specified services are performed. Service contract revenue is generally recognized ratably over the contract period, if applicable, or as services are rendered. Product-related goods are generally recognized upon delivery to the customer, similar to products in the patient care environment.

Revenues are presented in the Statements of Consolidated Income (Loss) net of certain discounts and sales adjustments. For product sales, we record reserves resulting in a reduction of revenue for contractual discounts, as well as price concessions and product returns. Likewise, rental revenue reserves, reflecting contractual and other routine billing adjustments, are recorded as a reduction of revenues. Reserves for revenue are estimated based upon historical rates for revenue adjustments.

Taxes Collected from Customers and Remitted to Governmental Units

Taxes assessed by a governmental authority that are directly imposed on a revenue producing transaction between us and our customers, including but not limited to sales taxes, use taxes, and value added taxes, are accounted for on a net (excluded from revenues and costs) basis.

Cost of Revenues

Cost of goods sold for capital sales consists primarily of purchased material costs, fixed manufacturing expense, variable direct labor, overhead costs and costs associated with the distribution and delivery of products to our customers. Rental expenses consist of costs associated directly with rental revenue, including depreciation, maintenance, logistics and service center facility and personnel costs.

Research and Development Costs

Research and development costs are expensed as incurred. Costs were $63.8 million, $58.3 million and $55.7 million for fiscal years 2011, 2010 and 2009.

In addition, certain software development technology costs are capitalized as intangibles and are amortized over a period of three to five years once the software is ready for its intended use. The amount capitalized during fiscal years 2011, 2010 and 2009 was approximately $2.1 million, $4.8 million and $5.8 million.

Advertising Costs

Advertising costs are expensed as incurred. Costs were $4.0 million, $4.3 million and $4.0 million for fiscal years 2011, 2010 and 2009.

Comprehensive Income

We include the net-of-tax effect of unrealized gains or losses on our available-for-sale securities, foreign currency translation adjustments and pension or other defined benefit postretirement plans' actuarial gains or losses and prior service costs or credits in comprehensive income.

The composition of Accumulated Other Comprehensive Income (Loss) is as follows:

	September 30		
	2011	2010	2009
Available-for-sale securities and currency hedges, net of tax of $0.4, $0.4 and $0.5, respectively	$ **(0.9)**	$ (0.7)	$ (0.9)
Foreign currency translation adjustment, net of tax of $1.7, $2.2 and $3.5, respectively	**(15.7)**	(11.9)	(12.6)
Items not yet recognized as a component of net periodic pension and postretirement healthcare costs, net of tax of $38.2, $29.3 and $29.2, respectively	**(62.4)**	(49.2)	(46.4)
Total	$ **(79.0)**	$ (61.8)	$ (59.9)

Foreign Currency Translation

The functional currency of foreign operations is generally the local currency in the country of domicile. Assets and liabilities of foreign operations are primarily translated into U.S. dollars at year-end rates of exchange and the income statements are translated at the average rates of exchange prevailing during the year. Adjustments resulting from translation of the financial statements of foreign operations into U.S. dollars are excluded from the determination of net income, but included as a component of Accumulated Other Comprehensive Income (Loss). Foreign currency gains and losses resulting from foreign currency transactions are included in our results of operations and are not material.

Stock-Based Compensation

We account for stock-based compensation under fair value provisions. Stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. In order to determine the fair value of stock options on the date of grant, we utilize a Binomial model. Inherent in this model are assumptions related to a volatility factor, expected life, risk-free interest rate, dividend yield and expected forfeitures. The risk-free interest rate is based on factual data derived from public sources. The volatility factor, expected life, dividend yield and expected forfeiture assumptions require judgment utilizing historical information, peer data and future expectations. Deferred stock (also known as restricted stock units ("RSUs")) is measured based on the fair market price of our common stock on the date of grant, as reported by the New York Stock Exchange, multiplied by the number of units granted. See Note 8 for further details.

Income Taxes

The Company and our eligible domestic subsidiaries file a consolidated U.S. income tax return. Foreign operations file income tax returns in a number of jurisdictions. Deferred income taxes are computed using an asset and liability approach to reflect the net tax effects of temporary differences between the financial reporting carrying amounts of assets and liabilities and the corresponding income tax amounts. We have a variety of deferred tax assets in numerous tax jurisdictions. These deferred tax assets are subject to periodic assessment as to recoverability and if it is determined that it is more likely than not that the benefits will not be realized, valuation allowances are recognized. In evaluating whether it is more likely than not that we would recover these deferred tax assets, future taxable income, the reversal of existing temporary differences and tax planning strategies are considered.

We account for uncertain income tax positions using a threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for an uncertain income tax position and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit. See Note 10 for further details.

Derivative Instruments and Hedging Activity

We use derivative financial instruments to manage the economic impact of fluctuations in currency exchange rates. Derivative financial instruments related to currency exchange rates include forward purchase and sale agreements which generally have terms no greater than 15 months. Additionally, interest rate swaps have sometimes been used to convert a portion of our long-term debt from fixed to variable interest rates.

Derivative financial instruments are recognized on the Consolidated Balance Sheets as either assets or liabilities and are measured at fair value. Changes in the fair value of derivatives are recorded each period in the Statement of Consolidated Income (Loss) or Accumulated Other Comprehensive Income (Loss), depending on whether a derivative is designated and considered effective as part of a hedge transaction, and if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in Accumulated Other Comprehensive Income (Loss) are subsequently included in the Statement of Consolidated Income (Loss) in the periods in which earnings are affected by the hedged item. These activities have not had a material effect on our financial position or results of operations for the periods presented herein.

Recently Issued Accounting Guidance

On October 1, 2010, we adopted the Financial Accounting Standard Board's ("FASB") revised authoritative guidance requiring entities to provide more information about sales of securitized financial assets and similar transactions, particularly if the seller retains some risk with respect to the assets. Our adoption of this guidance was prospective and did not have a material impact on our Consolidated Financial Statements.

On October 1, 2010, we adopted the FASB's revised authoritative guidance to improve financial reporting for companies involved with variable interest entities to provide more relevant and reliable information to users of financial statements. Our adoption of this guidance was prospective and did not have a material impact on our Consolidated Financial Statements.

In May 2011, the FASB issued an amendment to the authoritative guidance on fair value measurements. The amendment requires companies to include expanded disclosures for their recurring Level 3 fair value measurements. In addition, companies must report the level in the fair value hierarchy of assets and liabilities not recorded at fair value but where fair value is disclosed. The amendment will be applied prospectively and will be effective for our quarter ending March 31, 2012, with early adoption prohibited. Our adoption of this amendment is not expected to have a material effect, but may require additional disclosure on our available-for-sale marketable securities, which are classified and disclosed as Level 3 fair value measurements.

In June 2011, the FASB issued an amendment to the authoritative guidance on comprehensive income. The amendment eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity or include the components in the Notes to the Condensed Consolidated Financial Statements and instead requires the presentation of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The amendment will be effective for our quarter ending December 31, 2012. The adoption of this amendment is not expected to have a material effect on our Consolidated Financial Statements, but will require a change in the presentation of comprehensive income from the notes of our Consolidated Financial Statements, where it is currently disclosed, to the face of our Consolidated Financial Statements.

In September 2011, the FASB issued an amendment to the authoritative guidance on the annual goodwill impairment test. The amendment provides the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If, as a result of the qualitative assessment, it is determined it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The amendment will be effective beginning October 1, 2012, however early adoption is permitted. We will consider and apply this guidance in connection with future annual goodwill impairment tests. We do not expect this to have a material impact on our Consolidated Financial Statements.

NOTE 2. ACQUISITIONS

Liko Distributor Acquisition

On September 8, 2011, we acquired the distribution companies for our patient mobility products in France and Switzerland (collectively referred to as "Liko Distributors"). The acquisition represents another step in our strategy for international expansion, leveraging and increasing our direct channel presence, especially in key European markets. The purchase price for the Liko Distributors was $22.5 million ($15.5 million net of cash acquired).

The following table summarizes the fair value of the assets acquired and liabilities assumed as of the acquisition date:

	Amount
Goodwill	$ 6.1
Customer relationships	7.9
Non-compete agreements	0.6
Net assets acquired	10.6
Deferred tax liabilities	(2.7)
Total purchase price	$ 22.5

Goodwill is not deductible for tax purposes and was allocated entirely to our International segment. The useful lives assigned to intangibles identified as part of the Liko Distributor acquisition are as follows:

	Useful Life
Customer relationships	5
Non-compete agreements	2

If the Liko Distributors had been acquired at the beginning of our 2009 fiscal year, the impact to revenues and net income on an unaudited pro forma basis would not have been significant to our financial results in any of the periods presented.

Encompass Joint Venture

On November 9, 2009, we entered into a joint venture with Encompass Group, LLC ("Encompass Group"), a leader in health care textiles and therapeutic and prevention surfaces, to form Encompass TSS, LLC ("Encompass"). This joint venture included contributed former assets of Encompass Therapeutic Support Systems ("ETSS"), a division of Encompass Group and was 60 percent owned by us and 40 percent owned by Encompass Group. Encompass Group, through its ETSS business unit, traditionally focused on providing surface replacement systems. For our 60 percent ownership interest in the Encompass JV we paid $7.5 million to Encompass Group, contributed cash and entered into license and distribution agreements with Encompass JV.

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of formation.

		Amount
Goodwill	$	8.0
Trade Name		1.5
Customer relationships		7.7
Technology		2.4
Net liabilities assumed		(0.7)
Noncontrolling interest		(7.5)
Additional paid-in-capital		(3.9)
Total purchase price	$	7.5

The Encompass JV agreements contained both a put option for Encompass Group and a call option for us, requiring or allowing us to purchase the remaining 40 percent interest based on predetermined earnings multiples. Changes to the value of the put were accreted to noncontrolling interest in our Consolidated Balance Sheet with the offset being recorded as a component of retained earnings.

The goodwill of $8.0 million arising from the Encompass JV consisted largely of the synergies created from combining ETSS's focus on customer replacement surfaces with our platform brands. The goodwill is deductible for tax purposes and was allocated entirely to our North America Acute Care segment.

The useful lives assigned to intangibles identified as part of the Encompass JV were as follows:

	Useful Life
Trade name	7
Customer relationships	7
Technology	5

On November 30, 2010, we exercised our call option and purchased the remaining 40 percent of Encompass for $10.6 million, plus a variable earn-out with a minimum of $1.2 million and a maximum of $1.6 million per year over five years. We have a total of $5.3 million accrued in other current liabilities and other long-term liabilities on our Consolidated Balance Sheet at September 30, 2011 related to the earn-out.

If Encompass had been wholly-owned at the beginning of our 2009 fiscal year, the impact to revenues and net income on an unaudited pro forma basis would not have been significant to our financial results in any of the periods presented.

Liko Acquisition

On October 1, 2008, we acquired two related companies (the "Liko Acquisition"): Liko Vårdlyft AB ("Liko Sweden") and Liko North America Corporation ("Liko North America" and, together with Liko Sweden, "Liko"). Liko, headquartered in Lulea, Sweden, is a leading supplier and developer of patient lifts, slings and other patient transfer technology. The acquisition of Liko represents a direct connection to our mission of enhancing outcomes for patients and their caregivers and is in line with our strategy to add complementary technologies that leverage our global business and presence across the continuum of care. The purchase price for Liko was $190.4 million, including direct acquisition costs of $3.6 million and the payment of outstanding Liko debt of $9.8 million ($187.2 million net of cash acquired). The results of Liko are included in the Consolidated Financial Statements since the date of acquisition.

The following table summarizes the allocation of the purchase price of Liko based on estimated fair values as of the acquisition date:

	Amount	
Goodwill	$	139.5
Trade name		15.8
Customer relationships		15.1
Developed technology		7.3
Non-compete agreements		1.7
Net assets acquired		18.9
Deferred tax liabilities		(7.9)
Total purchase price	$	190.4

The purchase price remains subject to adjustment based on claims related to provisions contained in the purchase agreements, which are currently being contested and expected to go to arbitration. Any such adjustment is expected to be favorable and not material and would be recorded in our Consolidated Statement of Income (Loss) as a reduction of the goodwill impairment charge that we recorded during fiscal 2009. See Note 4 for further details.

Goodwill is not deductible for tax purposes and has been allocated to reporting units included in all three of our reportable segments based on projected cash flows. The useful lives assigned to intangibles identified as part of the acquisition are as follows:

	Useful Life
Trade name	Indefinite
Developed technology	7
Customer relationships	7
Non-compete agreements	5

NOTE 3. SALE OF NON-STRATEGIC ASSETS

In June 2009, we completed the sale of patents and intellectual property related to our Negative Pressure Wound Therapy technology for which there were no capitalized costs reflected on our consolidated balance sheet. In May 2009, we finalized a strategic development agreement with Teletracking Technologies, Inc. ("TeleTracking") that resulted in the purchase by TeleTracking of certain assets and obligations related to the NaviCare® Patient Flow product line. These combined transactions resulted in a gain of $10.2 million, net of related transaction costs.

NOTE 4. IMPAIRMENT OF GOODWILL AND OTHER INTANGIBLES

We test goodwill and other intangible assets for impairment on an annual basis during our third fiscal quarter, or more often if events or circumstances indicate there may be impairment. The assessment during the third quarter of 2011 and 2010 indicated that there was no impairment with respect to goodwill or other recorded intangible assets. During the second quarter of fiscal 2009, as a result of the decline in our market capitalization related to the overall macro-economic climate and its resulting unfavorable impact on hospital capital spending and our operating results, we determined we were required to perform an interim impairment test with respect to goodwill and certain other intangibles outside of our normal third fiscal quarter test period.

Based on the results of goodwill and other intangible asset impairment testing as of March 31, 2009, we recorded an estimated impairment charge of $470 million in the second fiscal quarter of 2009. During the third quarter of 2009, we refined our impairment assessment for the second quarter and recorded an additional charge of $3.8 million. A further adjustment of $1.0 million was required in the fourth quarter as a result of purchase accounting adjustments in connection with the Liko Acquisition. An additional adjustment is possible based on claims related to provisions contained in the purchase agreement associated with the Liko Acquisition, with any such adjustment expected to be favorable and not material.

As discussed in Note 12, we operate in three reportable business segments. Goodwill and other intangible impairment testing are performed at the reporting unit level, which is one level below a reportable business segment. We have determined that we have eight reporting units. Goodwill is assigned to reporting units at the date the goodwill is initially recorded and has been reallocated as necessary based on the restructuring of reporting units over time. Once goodwill has been assigned to reporting units, it no longer retains its association with a particular acquisition, and all of the activities within a reporting unit, whether acquired or organically grown, are available to support the value of the goodwill.

The goodwill impairment test involves a two-step process. The first step, used to identify potential impairment, is a comparison of each reporting unit's estimated fair value to its carrying value, including goodwill. If the fair value of a reporting unit exceeds its carrying value, applicable goodwill is considered not to be impaired. If the carrying value exceeds fair value, there is an indication of impairment and the second step is performed to measure the amount of the impairment. The second step requires us to calculate an implied fair value of goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. If the goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess.

For our second quarter of 2009 analysis, we estimated the fair value of each reporting unit in step one based on discounted cash flows as well as a market approach that compared each reporting unit's earnings and revenue multiples to those of comparable public companies. The reporting unit's discounted cash flows required significant management judgment with respect to forecasted sales, gross margin and selling, general and administrative expenses, capital expenditures and the selection and use of an appropriate discount rate. Utilizing our weighted average cost of capital as the discount rate for the discounted cash flows and median revenue and earnings multiples of comparable public companies under the market approach resulted in an implied fair value substantially in excess of our market capitalization. In order to reconcile the discounted cash flows and market approach fair values to the trading value of the our common stock, we applied higher discount rates than our weighted average cost of capital to the discounted cash flows and utilized earnings and revenue multiples below the median of comparable public companies, reflecting the equity risk premiums expected by a market participant. The reconciled fair values under both the discounted cash flows and market approach were substantially the same and resulted in three of our then reporting units having a carrying value in excess of their fair value.

The second step required us to allocate the fair value of each reporting unit that failed the first step test to the fair value of each reporting unit's net assets. We calculated the fair values of each reporting unit's net assets, with assistance from a third party valuation firm in the determination of fair values for significant tangible and intangible assets. All Hill-Rom-specific data and analytics, including estimates and assumptions, used in the valuations prepared by the third party valuation firm were either prepared or validated by us. Management takes full responsibility for this data and the ultimate results of the valuation work including the final fair values assigned to each reporting unit. Due to the fact that we were required to allocate a significant portion of fair value to unrecorded intangible assets such as the Hill-Rom trade name, technology and know-how and customer lists, but were not permitted to record these assets on our balance sheet, the resulting fair value allocated to implied goodwill was significantly lower than recorded goodwill resulting in the impairment charge.

In fiscal 2009, we incurred the impairment charge for goodwill and other intangibles in each of our three reportable segments in the following amounts: North America Acute Care $289.5 million, North America Post-Acute Care $68.6 million and International $114.7 million, which represented a full impairment of goodwill at that time in the affected North America Acute Care and International reporting units.

The following is a summary of the activity in goodwill by segment. During the first quarter of fiscal 2011, we changed our segment reporting to reflect changes in our organizational structure and management's view of the business. As a part of these changes, we moved our surgical reporting unit from the International and Surgical segment (now referred to as the International segment) to the North America Acute Care segment. The prior year segment information included below has been updated to reflect these changes. See Note 12 for further details.

	North America Acute Care		North America Post-Acute Care		International		Total	
Balances at September 30, 2009:								
Goodwill	$	317.0	$	114.2	$	114.7	$	545.9
Accumulated impairment losses		(289.5)		(68.6)		(114.7)		(472.8)
Goodwill, net at September 30, 2009		27.5		45.6		-		73.1
Changes in Goodwill during the period:								
Goodwill related to acquisitions		8.0		-		-		8.0
Balances at September 30, 2010:								
Goodwill		325.0		114.2		114.7		553.9
Accumulated impairment losses		(289.5)		(68.6)		(114.7)		(472.8)
Goodwill, net at September 30, 2010		35.5		45.6		-		81.1
Changes in Goodwill during the period:								
Goodwill related to acquisitions		-		-		6.1		6.1
Balances at September 30, 2011:								
Goodwill		325.0		114.2		120.8		560.0
Accumulated impairment losses		(289.5)		(68.6)		(114.7)		(472.8)
Goodwill, net at September 30, 2011	**$**	**35.5**	**$**	**45.6**	**$**	**6.1**	**$**	**87.2**

NOTE 5. FINANCING AGREEMENTS

Total debt consists of the following:

	Years Ended September 30			
	2011		2010	
Outstanding finance credit lines	**$**	**7.8**	$	8.1
Revolving credit facility		**45.0**		45.0
Unsecured 8.50% debentures due on December 1, 2011		**47.5**		48.4
Unsecured 7.00% debentures due on February 15, 2024		**19.7**		19.7
Unsecured 6.75% debentures due on December 15, 2027		**29.8**		29.8
Other		**1.3**		0.6
Total debt		**151.1**		151.6
Less current portion of debt		**100.3**		53.1
Total long-term debt	**$**	**50.8**	$	98.5

We have trade finance credit lines and uncommitted letter of credit facilities. These lines are associated with the normal course of business and are not currently, nor have they historically, been of material size to the overall business.

In 2004, we issued $250.0 million of 4.5 percent senior notes due in 2009. In conjunction with and in preparation for the spin-off of the funeral services business, we made a cash tender offer to purchase any and all of these notes. As a result of that tender offer, $224.3 million of long-term debt was retired effective March 31, 2008. During our third fiscal quarter of 2009, we repaid the remaining $25.7 million of outstanding senior notes related to the 2004 issuance at the scheduled maturity date.

Unsecured debentures outstanding at September 30, 2011 have fixed rates of interest. We have deferred gains included in the amounts above from the termination of previous interest rate swap agreements, and those deferred gains amounted to $0.9 million at September 30, 2011 and $2.1 million at September 30, 2010. The deferred gains on the termination of the swaps are being amortized and recognized as a reduction of interest expense over the remaining term of the related debt through 2011 and 2024, and as a result, the effective interest rates on that debt have been and will continue to be lower than the stated interest rates on the debt.

We have a $500.0 million five-year senior revolving credit facility. The term of the five-year facility expires on March 28, 2013 (subject to extension upon satisfaction of certain conditions set forth in the credit facility). Borrowings under the credit facility bear interest at variable rates specified therein, and the availability of borrowings is subject to our ability at the time of borrowing to meet certain specified conditions, including compliance with covenants contained in the credit agreement governing the facility. The credit agreement contains covenants that, among other matters, require us to maintain a ratio of consolidated indebtedness to consolidated EBITDA (each as defined in the credit agreement) of not more than 3.5:1.0 and a ratio of consolidated EBITDA to interest expense of not less than 3.5:1.0. The proceeds of the five-year facility shall be used, as needed: (i) for working capital, capital expenditures, and other lawful corporate purposes; and (ii) to finance acquisitions.

As of September 30, 2011, we had outstanding borrowings of $45.0 million and undrawn letters of credit of $5.8 million under the five-year facility, leaving $449.2 million of borrowing capacity available under the facility. During the first quarter of fiscal 2010, we made a payment of $45.0 million on our credit facility to reduce a portion of the short-term debt originally borrowed in conjunction with the Liko Acquisition.

The fair value of our debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to us for debt of the same remaining maturities. The book values of our short-term debt instruments approximate fair value. The estimated fair values of our long-term debt instruments were $52.6 million and $95.7 million at September 30, 2011 and 2010.

NOTE 6. FAIR VALUE MEASUREMENTS

Fair value measurements are classified and disclosed in one of the following three categories:

- Level 1: Financial instruments with unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets and liabilities.
- Level 2: Financial instruments with observable inputs other than those included in Level 1 such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3: Financial instruments with unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Unobservable inputs reflect our own assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs shall be developed based on the best information available in the circumstances, which might include our own data.

The following table summarizes our financial assets and liabilities included in our Consolidated Balance Sheets, measured at fair value on a recurring basis:

	Balance at September 30, 2011	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Cash and cash equivalents	$ 224.6	$ 224.6	$ -	$ -
Available-for-sale marketable securities	11.1	-	-	11.1
Total assets at fair value	**$ 235.7**	**$ 224.6**	**$ -**	**$ 11.1**

	Balance at September 30, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$ 184.5	$ 184.5	$ -	$ -
Available-for-sale marketable securities	11.8	-	-	11.8
Other investments	0.3	-	-	0.3
Total assets at fair value	$ 196.6	$ 184.5	$ -	$ 12.1

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value.

At September 30, 2011, we had $11.1 million of AAA rated investment securities which consisted primarily of student loan auction rate securities. While we continue to earn interest on the ARS at the contractual rate, these investments are not currently being bought and sold in an active market and therefore do not have readily determinable market values. At September 30, 2011, our investment advisors provided a valuation based on unobservable inputs for the ARS. The investment advisors utilized a discounted cash flow approach (an "income approach") to arrive at this valuation, which was corroborated by separate and comparable discounted cash flow analysis prepared by us. The assumptions used in preparing the discounted cash flow model include estimates of interest rates, timing and amount of cash flows, credit spread related yield and illiquidity premiums, and expected holding periods of the ARS. These assumptions are volatile and subject to change as the underlying sources of these assumptions and market conditions change. See below for a reconciliation of the beginning to ending balances of these assets and the related change in the fair value of these assets during fiscal 2011.

Currently, we intend, and believe we have the ability to hold these assets until market conditions are more favorable. If current market conditions do not improve or worsen, the result could be further realized or unrealized losses.

The following table presents the activity related to our ARS during the fiscal year.

	Available-For-Sale		AOCL	
Balance at October 1, 2010	$	11.8	$	1.1
Change in fair value		(0.2)		0.2
Sales or redemptions		(0.5)		-
Balance at September 30, 2011	**$**	**11.1**	**$**	**1.3**

The components of the change in our unrealized gains were as follows:

	Years Ended September 30					
	2011		2010		2009	
Unrealized gains (losses) on available-for sale securities:						
Unrealized holding gains (losses) arising during period, net-of-tax	**$**	**(0.2)**	$	0.2	$	(3.0)
Less: Reclassification adjustment for losses (gains) realized in net income, net-of-tax		**-**		(0.1)		2.7
Net change in unrealized gains (losses), net-of-tax	**$**	**(0.2)**	$	0.1	$	(0.3)

For the fiscal years ended September 30, 2011, 2010 and 2009, we recognized income on our investments of $2.0 million, $2.3 million and $2.9 million, which did not include any impairments.

The carrying amounts of current assets and liabilities approximate fair value because of the short maturity of those instruments.

NOTE 7. RETIREMENT AND POSTRETIREMENT BENEFIT PLANS

Our retirement plans consist of defined benefit plans, a postretirement healthcare plan, and defined contribution savings plans. Plans cover certain employees both in and outside of the U.S.

Retirement Plans

We sponsor four defined benefit plans. Those plans include a master defined benefit retirement plan, a nonqualified supplemental executive defined benefit retirement plan, and two defined benefit retirement plans covering employees in Germany and France. During 2010, we merged the defined benefit plan related to our fiscal 2004 acquisition of Mediq, Inc. (Mediq) into the master defined benefit plan. Benefits for such plans are based primarily on years of service and the employee's level of compensation during specific periods of employment. We contribute funds to trusts as necessary to provide for current service and for any unfunded projected future benefit obligation over a reasonable period of time. All of our plans have a September 30th measurement date.

As discussed in Note 9, we announced a restructuring plan during our second quarter of fiscal 2009. The restructuring resulted in a curtailment and remeasurement of both the master defined benefit retirement plan and the postretirement health care plan. The impact of the remeasurement in each plan is included within the following tables as curtailment and special termination benefits.

Effect on Operations

The components of net pension expense for our defined benefit retirement plans were as follows:

	Years Ended September 30		
	2011	2010	2009
Service cost	**$ 5.2**	$ 5.1	$ 4.0
Interest cost	**13.2**	13.2	13.3
Expected return on plan assets	**(16.7)**	(13.1)	(12.9)
Amortization of unrecognized prior service cost, net	**0.6**	0.6	0.6
Amortization of net (gain) loss	**4.0**	2.6	(0.1)
Net periodic benefit cost	**6.3**	8.4	4.9
Curtailment and special termination benefits	**-**	-	2.8
Net pension expense	**$ 6.3**	$ 8.4	$ 7.7

Obligations and Funded Status

The change in benefit obligations, plan assets and funded status, along with amounts recognized in the Consolidated Balance Sheets for our defined benefit retirement plans were as follows:

	September 30	
	2011	2010
Change in benefit obligation:		
Benefit obligation at beginning of year	**$ 266.5**	$ 246.2
Service cost	**5.2**	5.1
Interest cost	**13.2**	13.2
Actuarial loss	**19.4**	11.0
Benefits paid	**(8.2)**	(8.1)
Exchange rate (gain)	**(0.2)**	(0.9)
Benefit obligation at end of year	**295.9**	266.5
Change in plan assets:		
Fair value of plan assets at beginning of year	**215.7**	152.8
Actual return on plan assets	**8.8**	19.7
Employer contributions	**1.0**	51.3
Benefits paid	**(8.2)**	(8.1)
Fair value of plan assets at end of year	**217.3**	215.7
Funded status and net amounts recognized	**$ (78.6)**	$ (50.8)
Amounts recorded in the Consolidated Balance Sheets:		
Accrued pension benefits, current portion	**$ (0.1)**	$ (1.0)
Accrued pension benefits, long-term	**(78.5)**	(49.8)
Net amount recognized	**$ (78.6)**	$ (50.8)

In addition to the amounts above, net actuarial losses of $104.2 million and prior service costs of $2.9 million, less an applicable aggregate tax effect of $40.7 million are included as components of Accumulated Other Comprehensive Income (Loss) at September 30, 2011. At September 30, 2010, net actuarial losses of $81.4 million and prior service costs of $3.5 million, less an applicable aggregate tax effect of $31.5 million, were included as components of Accumulated Other Comprehensive Income (Loss).

The estimated net actuarial loss and prior service cost for our defined benefit retirement plans that will be amortized from Accumulated Other Comprehensive Income (Loss) into net periodic benefit cost over the next fiscal year are $6.1 million and $0.6 million.

Accumulated Benefit Obligation

The accumulated benefit obligation for all defined benefit pension plans was $271.6 million and $243.6 million at September 30, 2011 and 2010. Selected information for our plans, including plans with accumulated benefit obligations exceeding plan assets, was as follows:

	September 30					
	2011			2010		
	PBO	**ABO**	**Plan Assets**	PBO	ABO	Plan Assets
Supplemental executive plan	**$ 4.4**	**$ 3.7**	**$ -**	$ 4.2	$ 3.2	$ -
Master plan	**278.5**	**255.7**	**216.9**	248.3	227.2	215.3
German plan	**10.5**	**10.5**	**-**	11.5	11.5	-
French plan	**2.5**	**1.7**	**0.4**	2.5	1.7	0.4
	$ 295.9	**$ 271.6**	**$ 217.3**	$ 266.5	$ 243.6	$ 215.7

Actuarial Assumptions

The weighted average assumptions used in accounting for our domestic pension plans were as follows:

	2011	2010	2009
Weighted average assumptions to determined benefit obligations at the measurement date:			
Discount rate for obligation	**4.6%**	5.1%	5.5%
Rate of compensation increase	**3.5%**	3.5%	4.0%
Weighted average assumptions to determined benefit cost for the year:			
Discount rate for expense	**5.1%**	5.5%	7.5%
Expected rate of return on plan assets	**7.5%**	7.5%	7.5%
Rate of compensation increase	**3.5%**	4.0%	4.0%

The discount rates used in the valuation of our defined benefit pension plans are evaluated annually based on current market conditions. In setting these rates we utilize long-term bond indices and yield curves as a preliminary indication of interest rate movements, and then make adjustments to the respective indices to reflect differences in the terms of the bonds covered under the indices in comparison to the projected outflow of our pension obligations. The overall expected long-term rate of return is based on historical and expected future returns, which are inflation adjusted and weighted for the expected return for each component of the investment portfolio, as well as taking into consideration economic and capital market conditions. The rate of assumed compensation increase is also based on our specific historical trends of past wage adjustments.

Plan Assets

The weighted average asset allocations of our master defined benefit retirement plan at September 30, 2011 and 2010, by asset category, along with target allocations, are as follows:

	2011 Target Allocation	2010 Target Allocation	**2011 Actual Allocation**	2010 Actual Allocation
Equity securities	**40 - 60%**	40 - 60%	**47%**	50%
Fixed income securities	**40 - 60%**	40 - 60%	**53%**	50%
Total			**100%**	100%

We have a Plan Committee that sets investment guidelines with the assistance of an external consultant. These guidelines are established based on market conditions, risk tolerance, funding requirements and expected benefit payments. The Plan Committee also oversees the investment allocation process, selects the investment managers and monitors asset performance. As pension liabilities are long-term in nature, we employ a long-term total return approach to maximize the long-term rate of return on plan assets for a prudent level of risk. Target allocations are guidelines, not limitations, and plan fiduciaries may occasionally approve allocations above or below a target range or elect to rebalance the portfolio within the targeted range.

The investment portfolio contains a diversified portfolio of primarily equities and fixed income securities. Securities are also diversified in terms of domestic and international securities, short- and long-term securities, growth and value styles, large cap and small cap stocks. The Plan Committee believes with prudent risk tolerance and asset diversification, the account should be able to meet its pension obligations in the future.

Trust assets are invested subject to the following policy restrictions: short-term securities must be rated A2/P2 or higher; all fixed-income securities shall have a credit quality rating "BBB" or higher; investments in equities in any one company may not exceed 10 percent of the equity portfolio. At both September 30, 2011 and 2010 the master trust assets did not include any Hill-Rom common stock. All Hill-Rom common stock previously held in the master defined benefit retirement plan was sold in fiscal 2010.

Fair Value Measurements of Plan Assets

The following table summarizes the valuation of our pension plan assets by pricing categories:

	Balance at September 30, 2011	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Cash	$ 2.3	$ 2.3	$ -	$ -
Equities				
US companies	70.3	70.3	-	-
International companies	30.7	30.7	-	-
Fixed income securities	113.6	58.4	55.2	-
Other	0.4	0.4	-	-
Total plan assets at fair value	**$ 217.3**	**$ 162.1**	**$ 55.2**	**$ -**

	Balance at September 30, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash	$ 3.6	$ 3.6	$ -	$ -
Equities				
US companies	72.9	72.9	-	-
International companies	33.4	33.4	-	-
Fixed income securities	105.4	53.4	52.0	-
Other	0.4	0.4	-	-
Total plan assets at fair value	**$ 215.7**	**$ 163.7**	**$ 52.0**	**$ -**

The Level 2 fixed income securities are commingled funds valued using the net asset value ("NAV") unit price provided by the fund administrator. The NAV is based on the value of the underlying assets owned by the fund, all of which are publicly traded securities. For further descriptions of the asset Levels used in the above chart, refer to Note 6.

Cash Flows

Our U.S. qualified defined benefit plan is funded in excess of 80 percent, and therefore we expect that the plans will not be subject to the "at risk" funding requirements of the Pension Protection Act.

During 2011 and 2010, we contributed cash of $1.0 million and $51.3 million to our defined benefit retirement plans. We do not expect to contribute to our master defined benefit retirement plan in fiscal year 2012, due to the significant contribution made during 2010, however, minimal contributions will be required for our unfunded plans.

Estimated Future Benefit Payments

The benefit payments, which are expected to be funded through plan assets and company contributions and reflect expected future service, are expected to be paid as follows:

	Pension Benefits
2012	$ 9.7
2013	10.3
2014	10.9
2015	11.7
2016	12.5
2017-2021	76.9

Defined Contribution Savings Plans

We have defined contribution savings plans that cover substantially all U.S. employees and certain non-U.S. employees. The general purpose of these plans is to provide additional financial security during retirement by providing employees with an incentive to make regular savings. Company contributions to the plans are based on eligibility and employee contributions. Expense under these plans was $13.0 million, $12.6 million and $13.0 million in fiscal years 2011, 2010 and 2009.

Postretirement Health Care Plan

In addition to defined benefit retirement plans, we also offer a domestic postretirement health care plan that provides health care benefits to qualified retirees and their dependents. The plan includes retiree cost sharing provisions and generally extends retiree coverage for medical, prescription and dental benefits beyond the COBRA continuation period to the date of Medicare eligibility. We use a measurement date of September 30 for this plan. The postretirement health care plan was remeasured at March 31, 2009 in connection with the restructuring mentioned previously.

The postretirement health care plan reflected (benefit) or cost during fiscal 2011, 2010 and 2009 of ($0.1) million, ($0.1) million and $1.0 million. The change in the accumulated postretirement benefit obligation was as follows:

	Years Ended September 30			
	2011		2010	
Change in benefit obligation:				
Benefit obligation at beginning of year	**$**	**9.7**	$	9.7
Service cost		**0.4**		0.4
Interest cost		**0.4**		0.5
Actuarial (gain) loss		**(0.6)**		0.1
Benefits paid		**(0.7)**		(1.3)
Retiree contributions		**0.3**		0.3
Benefit obligation at end of year	**$**	**9.5**	$	9.7
Amounts recorded in the Consolidated Balance Sheets:				
Accrued benefits obligation, current portion	**$**	**0.6**	$	0.5
Accrued benefits obligation, long-term		**8.9**		9.2
Net amount recognized	**$**	**9.5**	$	9.7

During fiscal 2011 and 2010, we contributed $0.4 million and $1.0 million to the plan.

In addition to the amounts above, net actuarial gains of $1.7 million and prior service credits of $4.8 million, less an applicable aggregate tax effect of $2.5 million are included as components of Accumulated Other Comprehensive Income (Loss) at September 30, 2011. At September 30, 2010, net actuarial gains of $1.2 million and prior service credits of $5.7 million, less an applicable aggregate tax effect of $2.7 million, were included as components of Accumulated Other Comprehensive Income (Loss).

The discount rate used to determine the net periodic benefit cost for the postretirement health care plan during the fiscal year ended September 30, 2011, 2010 and 2009 was 4.4, 5.5 and 7.5 percent. The discount rate used to determine the benefit obligation as of September 30, 2011, 2010 and 2009 was 4.0, 4.4 and 5.5 percent. As of September 30, 2011 the health care-cost trend rates were assumed to decrease as follows:

	2011	2010	2009
Year 1	**7.25%**	7.75%	8.25%
Year 2	**6.75%**	7.25%	7.75%
Year 3	**6.25%**	6.75%	7.25%
Year 4	**5.75%**	6.25%	6.75%
Year 5	**5.25%**	5.75%	6.25%
Year 6	**5.00%**	5.25%	5.75%
Year 7	**5.00%**	5.00%	5.25%
Year 8 and beyond	**5.00%**	5.00%	5.00%

A one-percentage-point increase/decrease in the assumed health care cost trend rates as of September 30, 2011 would cause an increase/decrease in service and interest costs of less than $0.1 million, along with an increase/decrease in the benefit obligation of $0.9 million and $0.8 million.

We fund the postretirement health care plan as benefits are paid, and current plan benefits are expected to require net company contributions of approximately $0.6 million in fiscal 2012 and less than $1 million per year thereafter.

NOTE 8. COMMON STOCK

Share Repurchases

We repurchased 3.0 million and 1.0 million shares of our common stock during fiscal years 2011 and 2010 for $110.0 million and $34.5 million in the open market. No shares were repurchased in fiscal 2009. In May 2011, our Board of Directors approved an expansion of our share repurchase authorization by 3.0 million shares. Share repurchases may be made through the open market or private transactions. As of September 30, 2011 a cumulative total of 26.7 million shares had been repurchased by us at market trading prices, leaving 2.0 million shares remaining for purchase under the Board's authorization. The Board's approval has no expiration date and currently there are no plans to terminate this program in the future.

Stock-Based Compensation

We have stock-based compensation plans under which employees and non-employee directors may be granted options to purchase shares of Company common stock at the fair market value at the time of grant. In addition to stock options, we grant performance-based stock options, performance share units ("PSUs") and RSUs to certain management level employees and vested deferred stock to non-employee directors. We also offer eligible employees the opportunity to buy shares of our common stock at a discount via an Employee Stock Purchase Plan ("ESPP"). The ESPP was approved by our shareholders in February 2009 and did not have a significant impact on our financial statements in fiscal years 2011 and 2010.

Our primary stock-based compensation program is the Stock Incentive Plan, which has been approved by our shareholders. In February 2009, our shareholders approved an amendment to the Stock Incentive Plan to reserve an additional 5.5 million shares for issuance, increasing the total number of shares authorized to 15.3 million shares. At September 30, 2011, 6.2 million shares were available for future grants under our stock-based compensation plans. We generally settle our stock-based awards with treasury shares. As of September 30, 2011, we had 18.6 million treasury shares available for use to settle stock-based awards.

The following table sets forth a summary of the annual stock-based compensation cost that was charged against income for all types of awards:

	Years Ended September 30		
	2011	2010	2009
Total stock-based compensation cost (pre-tax)	**$ 12.2**	$ 12.0	$ 12.1
Total income tax benefit	**(4.5)**	(4.4)	(4.5)
Total stock-based compensation cost, net of tax	**$ 7.7**	$ 7.6	$ 7.6

Stock Options

Stock options granted by our Compensation Committee under the Stock Incentive Plan are non-qualified stock options. These awards are generally granted with exercise prices equal to the average of the high and low prices of our common stock on the date of grant. They vest in equal annual installments over a three or four year period and the maximum contractual term is ten years. We use a Binomial option-pricing model to estimate the fair value of stock options, and compensation cost is recognized on a straight-line basis over the requisite service period.

The following table sets forth the weighted average fair value per share of stock options and the related valuation assumptions used in the determination of those fair values, excluding performance-based stock options:

	Years Ended September 30		
	2011	2010	2009
Weighted average fair value per share	**$ 12.31**	$ 7.86	$ 5.63
Valuation assumptions:			
Risk-free interest rate	**1.2%**	2.4%	0.8 - 2.7%
Expected dividend yield	**1.1%**	1.7%	1.5%
Expected volatility	**37.3%**	37.2%	30.4%
Weighted average expected life	**5.3 years**	5.6 years	6.2 years

The risk-free interest rate is based upon observed U.S. Treasury interest rates appropriate for the term of our employee stock options. Expected dividend yield is based on the history and our expectation of dividend payouts. Expected volatility for options was based on the median volatility of our Peer Group. Expected life represents the weighted average period the stock options are expected to remain outstanding and is a derived output of the Binomial model. The expected life of employee stock options is impacted by the above assumptions as well as the post-vesting forfeiture rate and the exercise factor used in the Binomial model. These two variables are based on the history of exercises and forfeitures for previous stock options granted by us and Hillenbrand Industries, Inc., our predecessor.

The following table summarizes transactions under our stock option plans, excluding performance-based stock options, for fiscal year 2011:

	Weighted Average Number of Shares (in thousands)	**Weighted Average Exercise Price**	**Weighted Average Remaining Contractual Term**	**Aggregate Intrinsic Value (1) (in millions)**
Balance Outstanding at October 1, 2010	2,920	$ 26.02		
Granted	628	39.18		
Exercised	(1,586)	27.16		
Cancelled/Forfeited	(258)	24.67		
Balance Outstanding at September 30, 2011	**1,704**	**$ 30.05**	**7.5 years**	**$ 5.8**
Exercisable at September 30, 2011	**551**	**$ 27.63**	**5.3 years**	**$ 1.7**
Options Expected to Vest	**984**	**$ 30.85**	**8.5 years**	**$ 3.7**

(1) The aggregate intrinsic value represents the total pre-tax intrinsic value, based on our closing stock price of $30.02, as reported by the New York Stock Exchange on September 30, 2011. This amount, which changes continuously based on the fair value of our common stock, would have been received by the option holders had all option holders exercised their options as of the balance sheet date.

The total intrinsic value of options exercised during fiscal years 2011, 2010 and 2009 was $23.3 million, $3.9 million and $15 thousand.

As of September 30, 2011, there was $8.2 million of unrecognized compensation expense related to stock options granted under the Plan. This unrecognized compensation expense does not reflect a reduction for our estimate of potential forfeitures, and is expected to be recognized over a weighted average period of 2.8 years.

Performance-Based Stock Options

Our Compensation Committee sometimes grants performance-based stock options to a limited number of our executives. These awards are consistent with our compensation program's guiding principles and are designed to align management's interests with those of shareholders. Option prices and the term of such awards are similar to our stock options; however, vesting of the performance grants is contingent upon the achievement of performance targets and corresponding service requirements. Performance targets are set at the date of grant with a threshold, target and maximum level. The number of options that ultimately vests increases at each level of performance attained. Expense recognized to date related to performance-based stock options has not been significant.

The fair values of the performance options are estimated on the date of the grant using the Binomial option-pricing model and related valuation assumptions for stock options, as previously discussed. For certain performance awards with a market condition such as total shareholder return, as described below, a Monte-Carlo simulation method is used to determine fair value. The Monte-Carlo simulation is a generally accepted statistical technique used to generate a defined number of stock price paths in order to develop a reasonable estimate of the range of our and the Peer Group's future expected stock prices and minimizes standard error.

As of September 30, 2011, the total number of performance-based stock options granted and outstanding is approximately 0.5 million shares. There is no unrecognized compensation expense related to performance-based stock options as of September 30, 2011 and the performance period concluded as of September 30, 2011.

There were no performance-based stock options granted during fiscal years 2011 and 2010. The following table sets forth the weighted average fair value per share for performance-based stock options and the related valuation assumptions used in the determination of those fair values for grants made in fiscal year 2009.

	Year Ended September 30, 2009
Weighted average fair value per share	$4.88
Valuation assumptions:	
Risk-free interest rate	0.8 - 2.7%
Expected dividend yield	1.5%
Expected volatility	30.4%
Weighted average expected life	6.2 years

The basis for the assumptions listed above is similar to the valuation assumptions used for non-performance-based stock options, as discussed previously.

The following table summarizes our stock option activity related to performance-based stock options for fiscal year 2011. None of the performance-based stock options were exercisable as of September 30, 2011.

	Weighted Average Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (1) (in millions)
Balance Outstanding at October 1, 2010	897	$ 19.39		
Granted	-	-		
Exercised	-	-		
Cancelled/Forfeited	(373)	19.39		
Balance Outstanding at September 30, 2011	**524**	**$ 19.39**	**7.20**	**$ 5.6**

(1) The aggregate intrinsic value represents the total pre-tax intrinsic value, based on our closing stock price of $30.02 as reported by the New York Stock Exchange on September 30, 2011. This amount, which changes continuously based on the fair value of our

common stock, would have been received by the option holders had the maximum performance targets been achieved and all option holders met the maximum performance targets and exercised their options as of the balance sheet date.

Restricted Stock Units

RSUs are granted to certain employees with fair values equal to the average of the high and low prices of our common stock on the date of grant, multiplied by the number of units granted. RSU grants are contingent upon continued employment and vest over periods ranging from one to five years. Dividends, payable in common stock equivalents, accrue on the grants and are subject to the same specified terms as the original grants, including the risk of forfeiture.

The following table summarizes transactions for our nonvested RSUs for fiscal year 2011:

	Number of Share Units (in thousands)	Weighted Average Grant Date Fair Value
Nonvested RSUs at October 1, 2010	793	$ 24.66
Granted	143	39.40
Vested	(378)	25.05
Forfeited	(152)	25.86
Nonvested RSUs at September 30, 2011	**406**	**$ 29.03**

As of September 30, 2011, there was $7.2 million of total unrecognized compensation expense related to nonvested RSUs granted under the Stock Incentive Plan. This unrecognized compensation expense does not reflect a reduction for our estimate of potential forfeitures, and is expected to be recognized over a weighted average period of 2.2 years. The total vest date fair value of shares that vested during fiscal years 2011, 2010 and 2009 was $15.9 million, $7.3 million and $1.9 million.

Performance Share Units

Our Compensation Committee grants PSUs to certain employees and these awards are subject to any stock dividends, stock splits, and other similar rights inuring to common stock, but unlike our RSUs are not entitled to dividend reinvestment. Vesting of the grants is contingent upon achievement of performance targets and corresponding service requirements.

The fair value of the PSUs is equal to the average of the high and low prices of our common stock on the date of grant, multiplied by the number of units granted. For PSUs with a market condition such as total shareholder return, the Monte-Carlo simulation method is used to determine fair value. The following table sets forth the weighted average fair value per share for total shareholder return PSUs and the related valuation assumptions used in the determination of those fair values for fiscal 2011:

	Year Ended September 30, 2011
Weighted average fair value per share	**$31.13**
Valuation assumptions:	
Risk-free interest rate	**0.8%**
Expected dividend yield	**1.1%**
Expected volatility	**39.8 - 41.7%**

The basis for the assumptions listed above is similar to the valuation assumptions used for stock options, as discussed previously.

The following table summarizes transactions for our nonvested PSUs for fiscal 2011:

	Number of Share Units (in thousands)	Weighted Average Grant Date Fair Value
Nonvested PSUs as of October 1, 2010	102	$ 20.72
Granted	186	31.41
Vested	(17)	23.26
Forfeited	(29)	26.44
Nonvested PSUs at September 30, 2011	**242**	**$ 22.52**

As of September 30, 2011, there was $4.8 million of unrecognized compensation expense related to PSUs granted under the Stock Incentive plan based on the expected achievement of certain performance targets or market conditions. This unrecognized compensation expense does not reflect a reduction for our estimate of potential forfeitures, and is expected to be recognized by the end of fiscal 2013.

NOTE 9. SPECIAL CHARGES

Over the past several years, we have placed a focus on improving our cost structure and business processes through various means including consolidation of certain manufacturing and select back office operations, customer rationalizations and various other organizational changes. The charges associated with these actions are summarized below.

2011 Actions

- During the second quarter of fiscal 2011, we recorded an additional special charge of $2.6 million related to our fiscal 2010 fourth quarter action. The majority of the charge related to additional severance and other benefits provided to affected employees of that action as well as a write-down of assets held for sale. During the third quarter of fiscal 2011, we recorded a benefit of $1.2 million primarily related to the net reversal of severance recorded in relation to our fourth quarter of fiscal 2010 restructuring action, partially offset by an additional write-down of assets held for sale. The table below excludes the impacts of write-downs on assets held for sale.

2010 Actions

- During the fourth quarter of fiscal 2010, we announced plans to eliminate approximately 100 positions which resulted in a special charge of $4.3 million primarily related to severance and other benefits provided to affected employees. The majority of the cash expenditures associated with the severance will be completed by the end of our 2011 fiscal year. We also recorded a charge of $3.9 million related to write-downs associated with the planned disposal of two aircraft from our corporate aviation assets, which are jointly owned with Hillenbrand, Inc. The loss was recognized net of management's estimate of amounts to be recovered. The assets held for sale are recorded in other current assets in the Consolidated Balance Sheet.

- During the second quarter of fiscal 2010, we announced organizational changes including the elimination of approximately 160 positions across the Company. The result was a special charge of $5.0 million primarily related to severance and other benefits provided to affected employees. The majority of the cash expenditures associated with the severance was completed by the end of our 2011 fiscal year with the remainder to be paid in fiscal 2012.

2009 Actions

- During the second quarter of fiscal 2009, we announced a plan which impacted approximately 450 salaried, hourly and temporary employees. In total, the plan resulted in a charge of $11.9 million related to severance and early retirement packages. Additionally, postretirement health care costs and the waiver of an early retirement pension penalty offered in conjunction with a voluntary early retirement incentive and the associated curtailment charges resulted in additional charges of $4.2 million. Asset impairment, discontinued use of a building under an operating lease and other charges of approximately $4.4 million were also recorded in conjunction with these actions. The charge related to severance and early retirement packages and resulted in cash expenditures that were substantially completed as of September 30, 2010.

Severance activity related to these actions during fiscal 2011 was as follows:

	Beginning Balance September 30, 2010	Expenses	Cash Payments	Reversals	**Ending Balance September 30, 2011**
Fiscal Year 2010					
Q2 Action - Restructuring	$ 1.5	$ -	$ 1.1	$ -	**$ 0.4**
Q4 Action - Restructuring	3.7	3.3	2.9	2.6	**1.5**
Total Fiscal Year 2010	$ 5.2	$ 3.3	$ 4.0	$ 2.6	**$ 1.9**
Fiscal Year 2009					
Q2 Action - Restructuring	$ 0.4	$ -	$ 0.4	$ -	**$ -**
Total	$ 5.6	$ 3.3	$ 4.4	$ 2.6	**$ 1.9**

NOTE 10. INCOME TAXES

The significant components of income before income taxes and the consolidated income tax provision were as follows:

	Years Ended September 30		
	2011	2010	2009
Income before income taxes:			
Domestic	**$ 122.5**	$ 169.4	$ (221.4)
Foreign	**37.2**	13.5	(157.4)
Total	**$ 159.7**	$ 182.9	$ (378.8)
Income tax expense:			
Current provision			
Federal	**$ 41.1**	$ 35.9	$ 23.3
State	**2.3**	(5.3)	(0.3)
Foreign	**4.3**	7.0	1.4
Total current provision	**47.7**	37.6	24.4
Deferred provision:			
Federal	**(0.8)**	15.2	(3.2)
State	**(0.2)**	4.4	5.3
Foreign	**(20.5)**	(0.3)	(0.3)
Total deferred provision	**(21.5)**	19.3	1.8
Income tax expense	**$ 26.2**	$ 56.9	$ 26.2

Differences between income tax expense reported for financial reporting purposes and that computed based upon the application of the statutory U.S. Federal tax rate to the reported income before income taxes were as follows:

	Years Ended September 30					
	2011		2010		2009	
	Amount	**% of Pretax Income**	Amount	% of Pretax Income	Amount	% of Pretax Income
Federal income tax *(a)*	**$ 55.9**	**35.0**	$ 64.0	35.0	$ (132.6)	35.0
State income tax *(b)*	**2.4**	**1.5**	4.8	2.6	3.6	(0.9)
Foreign income tax *(c)*	**(8.0)**	**(5.0)**	(0.6)	(0.3)	(2.1)	0.5
Impairment of goodwill and other intangibles	**-**	**-**	-	-	163.3	(43.1)
Application of federal tax credits	**(4.1)**	**(2.5)**	(0.6)	(0.3)	(3.6)	0.9
Adjustment of estimated income tax accruals	**2.3**	**1.4**	(9.7)	(5.4)	0.2	-
Valuation of tax attributes	**(19.5)**	**(12.2)**	-	-	(1.9)	0.5
Other, net	**(2.8)**	**(1.8)**	(1.0)	(0.5)	(0.7)	0.2
Income tax expense	**$ 26.2**	**16.4**	$ 56.9	31.1	$ 26.2	(6.9)

(a) At statutory rate.
(b) Net of Federal benefit.
(c) Federal tax rate differential.

The tax effect of temporary differences that gave rise to the deferred tax balance sheet accounts were as follows:

	Years Ended September 30	
	2011	2010
Deferred tax assets:		
Employee benefit accruals	**$ 57.4**	$ 45.4
Reserve for bad debts	**9.0**	10.4
Net operating loss carryforwards - state	**2.7**	2.1
Tax credit carryforwards	**1.9**	2.4
Foreign (loss carryforwards and other tax attributes)	**18.4**	21.7
Other, net	**31.8**	34.3
	121.2	116.3
Less: Valuation allowance	**(8.1)**	(28.5)
Total deferred tax assets	**113.1**	87.8
Deferred tax liabilities:		
Depreciation	**(42.5)**	(41.2)
Amortization	**(25.4)**	(31.1)
Other, net	**(4.7)**	(6.4)
Total deferred tax liabilities	**(72.6)**	(78.7)
Deferred tax asset - net	**$ 40.5**	$ 9.1

At September 30, 2011, we had $18.4 million of deferred tax assets related to operating loss carryforwards and other tax attributes in foreign jurisdictions. These tax attributes are subject to various carryforward periods with the majority eligible to be carried forward for an unlimited period. We also had $2.7 million of deferred tax assets related to state net operating loss carryforwards, which expire between 2012 and 2027 and $1.9 million of deferred tax assets related to state credits, which expire between 2012 and 2026.

The gross deferred tax assets as of September 30, 2011 were reduced by valuation allowances of $8.1 million, relating primarily to foreign operating loss carryforwards and other tax attributes, as it is more likely than not that some portion or all of these tax attributes will not be realized. The valuation allowance was reduced by $20.4 million during fiscal 2011 due to releases of valuation allowances on deferred tax assets realized or expected to be utilized as well as adjustments in value of related deferred tax assets.

In evaluating whether it is more likely than not that we would recover our deferred tax assets, future taxable income, the reversal of existing temporary differences and tax planning strategies were considered. We believe that our estimates for the valuation allowances recorded against deferred tax assets are appropriate based on current facts and circumstances.

We file a consolidated federal income tax return as well as multiple state, local and foreign jurisdiction tax returns. In the normal course of business, we are subject to examination by the taxing authorities in each of the jurisdictions where we file tax returns. During fiscal 2011, the Internal Revenue Service ("IRS") concluded its audit for fiscal year ended 2009. Also during fiscal 2011, the IRS initiated and is still conducting its post-filing examination of the fiscal 2010 consolidated federal return. We also continued to participate in the IRS Compliance Assurance Program ("CAP") for fiscal year 2011 and have submitted the application to remain in the CAP for fiscal 2012 and 2013. The CAP provides the opportunity for the IRS to review certain tax matters prior to us filing our tax return for the year, thereby reducing the time it takes to complete the post-filing examination. We are also subject to state and local or foreign income tax examinations by taxing authorities for years back to fiscal 2003.

We also have on-going audits in various stages of completion in several state and foreign jurisdictions, one or more of which may conclude within the next 12 months. Such settlements could involve some or all of the following: the payment of additional taxes, the adjustment of certain deferred taxes and/or the recognition of unrecognized tax benefits. The resolution of these matters, in combination with the expiration of certain statutes of limitations in various jurisdictions, make it reasonably possible that our unrecognized tax benefits may decrease as a result of either payment or recognition by approximately $12 to $14 million in the next twelve months, excluding interest.

The total amount of gross unrecognized tax benefits as of September 30, 2011, 2010 and 2009 was $17.8 million, $24.0 million and $35.5 million which includes $11.5 million, $8.0 million and $17.3 million, that, if recognized, would impact the effective tax rate in future periods. The remaining amount relates to items which, if recognized, would not impact our effective tax rate.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Years Ended September 30		
	2011	2010	2009
Balance at October 1	**$ 24.0**	$ 35.5	$ 29.6
Increases in tax position of prior years	**0.4**	3.9	2.6
Decreases in tax position of prior years	**(3.0)**	(6.8)	(3.1)
Increases in tax positions related to the current year	**5.1**	1.4	8.0
Settlements with taxing authorities	**(5.2)**	(6.0)	(1.0)
Lapse of applicable statute of limitations	**(3.5)**	(4.0)	(1.2)
Change in positions due to acquisitions or dispositions	**-**	-	0.7
Foreign currency adjustments	**-**	-	(0.1)
Total change	**(6.2)**	(11.5)	5.9
Balance at September 30	**$ 17.8**	$ 24.0	$ 35.5

We recognize accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. Accrued interest and penalties, which are not presented in the reconciliation table above, were $1.9 million, $2.1 million and $6.8 million at September 30, 2011, 2010 and 2009. During fiscal 2011 and 2009, we recognized $0.1 million and $0.8 million of income tax expense for interest and penalties, while in fiscal 2010 we recognized $3.0 million of income tax benefit for interest and penalties.

The amount of gross unrecognized tax benefits reflected in our financial statements includes amounts related to our former funeral services business for taxing jurisdictions where we filed consolidated tax returns. Pursuant to the Tax Sharing Agreement entered into as part of the spin-off, Hillenbrand, Inc. is responsible for the portion of the unrecognized tax benefits attributable to the funeral services business. As of September 30, 2011, such gross unrecognized tax benefits were $2.6 million, excluding interest.

NOTE 11. EARNINGS PER COMMON SHARE

Basic earnings per share is calculated based upon the weighted average number of outstanding common shares for the period, plus the effect of deferred vested shares. Diluted earnings per share is calculated consistent with the basic earnings per share calculation plus the effect of dilutive unissued common shares related to stock-based employee compensation programs. For all years presented, anti-dilutive stock options were excluded from the calculation of dilutive earnings per share. Excluded shares were 0.6 million, 3.4 million and 5.8 million for fiscal years 2011, 2010 and 2009. Cumulative treasury stock acquired, less cumulative shares reissued, have been excluded in determining the average number of shares outstanding. For the year ended September 30, 2009, as a result of our net loss and to avoid dilution of the net loss, our basic and diluted earnings per share were identical.

Earnings per share is calculated as follows:

	Years Ended September 30		
	2011	2010	2009
Net income (loss) attributable to common shareholders	**$ 133.3**	$ 125.3	$ (405.0)
Average shares outstanding - Basic	**63,164**	62,934	62,581
Add potential effect of exercise of stock options and other unvested equity awards	**735**	805	-
Average shares outstanding - Diluted	**63,899**	63,739	62,581
Net Income (Loss) Attributable to Common Shareholders per Common Share - Basic	**$ 2.11**	$ 1.99	$ (6.47)
Net Income (Loss) Attributable to Common Shareholders per Common Share - Diluted	**$ 2.09**	$ 1.97	$ (6.47)

NOTE 12. SEGMENT REPORTING

We disclose segment information that is consistent with the way in which management operates and views the business. During the first quarter of fiscal 2011, we changed our segment reporting to reflect changes in our organizational structure and management's view of the business. We moved our surgical reporting unit from the International and Surgical segment (now referred to as the International segment) to the North America Acute Care segment. In addition, manufacturing and research and development costs were fully allocated to our three segments. We have also assigned additional direct functional costs to the segments as well as an allocation of certain corporate functional expenses that can be attributed to the segments. The prior year segment information included in this Note has been updated to reflect these changes. Our new operating structure contains the following reporting segments:

- ***North America Acute Care*** - sells and rents our hospital patient support and near-patient technologies, as well as our health information technology solutions and surgical accessories, to acute care facilities.
- ***North America Post-Acute Care*** - sells and rents a variety of products outside of the hospital setting including long-term acute care, extended care and home care and our respiratory care products in all settings.
- ***International*** - sells and rents similar products as our North America businesses in regions outside of the U.S. and Canada.

Our performance under the new operating structure continues to be measured on a divisional income basis before litigation and special charges. Divisional income generally represents the division's standard gross profit less its direct operating costs along with an allocation of manufacturing and distribution costs, research and development and corporate functional expenses.

Corporate expenses, while not considered a segment, are presented separately to aid in the reconciliation of segment information to consolidated financial information. These costs include corporate expenses that support the entire organization such as administration, finance, legal and human resources.

	Years Ended September 30		
	2011	2010	2009
Revenues:			
North America Acute Care	**$ 981.0**	$ 875.8	$ 826.7
North America Post-Acute Care	**209.1**	205.7	200.8
International	**401.6**	388.1	359.4
Total revenues	**$ 1,591.7**	$ 1,469.6	$ 1,386.9
Divisional income:			
North America Acute Care	**$ 227.3**	$ 177.8	$ 118.1
North America Post-Acute Care	**43.3**	46.0	41.7
International	**27.9**	29.9	10.3
Corporate expenses	**(83.0)**	(70.0)	(59.5)
Total divisional income	**215.5**	183.7	110.6
Impairment of goodwill and other intangibles	**-**	-	472.8
Litigation charge (credit)	**47.3**	(21.2)	-
Special charges	**1.4**	13.2	20.5
Operating profit (loss)	**166.8**	191.7	(382.7)
Gain on sale of non-strategic assets	**-**	-	10.2
Interest expense	**(8.5)**	(8.7)	(10.4)
Investment income and other, net	**1.4**	(0.1)	4.1
Income before income taxes	**$ 159.7**	$ 182.9	$ (378.8)

Geographic Information

Geographic data for net revenues and long-lived assets (which consist mainly of property and equipment leased to others) were as follows:

	Years Ended September 30		
	2011	2010	2009
Net revenues to unaffiliated customers: *(a)*			
United States	**$ 1,105.0**	$ 1,027.1	$ 985.5
Foreign	**486.7**	442.5	401.4
Total revenues	**$ 1,591.7**	$ 1,469.6	$ 1,386.9
Long-lived assets: *(b)*			
United States	**$ 180.2**	$ 200.3	$ 230.5
Foreign	**42.6**	43.4	41.9
Total long-lived assets	**$ 222.8**	$ 243.7	$ 272.4

(a) Net revenues are attributed to geographic areas based on the location of the customer.

(b) Includes property and equipment leased to others.

NOTE 13. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table presents selected consolidated financial data by quarter for each of the last two fiscal years.

2011 Quarter Ended

	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011
Net revenues	**$ 374.2**	**$ 402.1**	**$ 384.8**	**$ 430.6**
Gross profit	**$ 184.5**	**$ 198.6**	**$ 187.6**	**$ 210.6**
Net income attributable to common shareholders	**$ 35.2**	**$ 33.1**	**$ 1.5**	**$ 63.5**
Basic net income attributable to common shareholders per common share	**$ 0.56**	**$ 0.53**	**$ 0.02**	**$ 1.01**
Diluted net income attributable to common shareholders per common share	**$ 0.55**	**$ 0.52**	**$ 0.02**	**$ 1.01**

2010 Quarter Ended

	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010
Net revenues	$ 355.3	$ 357.1	$ 360.6	$ 396.6
Gross profit	$ 170.8	$ 171.8	$ 178.0	$ 196.0
Net income attributable to common shareholders	$ 19.8	$ 24.2	$ 30.6	$ 50.7
Basic net income attributable to common shareholders per common share	$ 0.32	$ 0.38	$ 0.48	$ 0.80
Diluted net income attributable to common shareholders per common share	$ 0.31	$ 0.38	$ 0.48	$ 0.79

NOTE 14. COMMITMENTS AND CONTINGENCIES

Lease Commitments

Rental expense for fiscal years 2011, 2010 and 2009 was $20.0 million, $19.5 million and $19.4 million. The table below indicates the minimum annual rental commitments (excluding renewable periods) aggregating $59.3 million, for manufacturing facilities, warehouse distribution centers, service centers and sales offices, under non-cancelable operating leases.

	Amount
2012	$ 20.9
2013	$ 13.7
2014	$ 9.0
2015	$ 5.4
2016	$ 3.9
2017 and beyond	$ 6.4

We have a long-term agreement with IBM to manage our global information structure environment that expires in September 2014. The expected aggregate cost from September 30, 2011 through the duration of the contract is $33.0 million.

Self Insurance

We are involved in possible claims and are generally self-insured up to certain limits for product/general liability, workers' compensation, auto liability and professional liability insurance programs. These policies have deductibles and self-insured retentions ranging from $150 thousand to $1.5 million per occurrence, depending upon the type of coverage and policy period. We are also generally self-insured up to certain stop-loss limits for certain employee health benefits, including medical, drug and dental. Our policy is to estimate reserves based upon a number of factors including known claims, estimated incurred but not reported claims and outside actuarial analysis, which are based on historical information along with certain assumptions about future events.

Legal Proceedings

Batesville Casket Antitrust Litigation

In 2005 the Funeral Consumers Alliance, Inc. and a number of individual consumer casket purchasers filed a purported class action antitrust lawsuit on behalf of certain consumer purchasers of Batesville® caskets against us and our former Batesville Casket Company, Inc. subsidiary (now wholly-owned by Hillenbrand, Inc.), and three national funeral home businesses.

The district court has dismissed the claims and denied class certification, but in October 2010, the plaintiffs appealed these decisions to the United States Court of Appeals for the Fifth Circuit. If the plaintiffs were to succeed in reversing the district court's dismissal of the claims, but not the denial of class certification, then the plaintiffs would be able to pursue individual damages claims: the alleged overcharges on the plaintiffs' individual casket purchases, which would be trebled as a matter of law, plus reasonable attorneys fees and costs.

If the plaintiffs were to (1) succeed in reversing the district court's dismissal of the claims, (2) succeed in reversing the district court order denying class certification and certify a class, and (3) prevail at trial, then the damages awarded to the plaintiffs, which would be trebled as a matter of law, could have a significant material adverse effect on our results of operations, financial condition and/or liquidity. The plaintiffs filed a report indicating that they are seeking damages ranging from approximately $947.0 million to approximately $1.5 billion before trebling on behalf of the purported class of consumers they seek to represent.

We and Hillenbrand, Inc. have entered into a judgment sharing agreement that apportions the costs and any potential liabilities associated with this litigation between us and Hillenbrand, Inc. We believe that we have committed no wrongdoing as alleged by the plaintiffs and that we have meritorious defenses to class certification and to plaintiffs' underlying allegations and damage theories.

Office of Inspector General Investigation

In February 2008, we were served with an Administrative Investigative Demand subpoena by the United States Attorney's Office for the Eastern District of Tennessee pursuant to a Health and Human Services' Office of Inspector General investigation. In September 2008, we were informed that the investigation was precipitated by the 2005 filing of a *qui tam* complaint under the False Claims Act in the United States District Court for the Eastern District of Tennessee. In June 2011, we reached agreement with respect to a tentative financial settlement and recognized a charge in the third quarter of $42.3 million. This settlement was finalized and paid in September 2011. Concurrently with this settlement, we entered into a five year Corporate Integrity Agreement, which provides for certain other compliance-related activities during the five year term of the agreement, including specific written standards, monitoring, training, education, independent review, disclosure and reporting requirements. We did not admit any wrongdoing as part of the settlement.

Freedom Medical Antitrust Litigation

On October 19, 2009, Freedom Medical, Inc. filed a complaint against us, another manufacturer and two group purchasing organizations in the United States District Court for the Eastern District of Texas. The plaintiff alleged, among other things, that we and the other defendants conspired to exclude it from the biomedical equipment rental market and to maintain our market share by engaging in a variety of conduct in violation of state and federal antitrust laws. In September 2011, we settled this matter in exchange for a payment of $5.0 million. We did not admit any wrongdoing as part of the settlement.

Stryker Litigation

On April 4, 2011, we filed two separate actions against Stryker Corporation alleging infringement of certain Hill-Rom patents covering proprietary communications networks, status information systems and powered wheels used in our beds or stretchers. One suit was filed in the Southern District of Indiana and the other was filed in the Western District of Wisconsin. Both suits seek monetary damages and injunctions against Stryker for selling or distributing any beds, stretchers or ancillary products that infringe Hill-Rom's patents. Stryker responded in the Wisconsin litigation with counterclaims seeking declaratory judgment for noninfringement and invalidity for the patents at issue. In the Indiana litigation, Stryker has counterclaimed for non-infringement and invalidity for several of the patents at issue, and has filed counterclaims alleging infringement of three of their patents. In August 2011 the Wisconsin litigation was transferred to the Southern District of Indiana. No trial dates have been set. Because the litigation is in a preliminary stage, we cannot assess the likelihood of a positive or negative outcome or determine an estimate, or a range of estimates, of potential damages, nor can we give any assurances that this matter will not have a material adverse impact on our financial condition, results of operations or cash flows.

Antitrust Settlement

In fiscal 2005, we entered into a definitive, court approved agreement with Spartanburg Regional Healthcare Systems and its attorneys to settle a purported antitrust class action lawsuit. A number of potential plaintiffs, including the United States government, opted out of the settlement, and we retained a reserve of $21.2 million against these potential claims. However, no individual claims were filed prior to the August 2010 statute of limitations deadline, and we therefore reversed this reserve into income as of September 30, 2010.

General

We are subject to various other claims and contingencies arising out of the normal course of business, including those relating to governmental investigations and proceedings, commercial transactions, product liability, employee related matters, antitrust, safety, health, taxes, environmental and other matters. Litigation is subject to many uncertainties and the outcome of individual litigated matters is not predictable with assurance. It is possible that some litigation matters for which reserves have not been established could be decided unfavorably to us, and that any such unfavorable decisions could have a material adverse effect on our financial condition, results of operations and cash flows.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the supervision and participation of our President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer (the "Certifying Officers"), has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2011. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and such information is accumulated and communicated to management, including our Certifying Officers and our Board of Directors, as appropriate to allow timely decisions regarding required disclosure.

Based upon that evaluation, the Certifying Officers concluded that our disclosure controls and procedures were effective as of September 30, 2011.

Management's Report on Internal Control Over Financial Reporting

The report of management's assessment of the effectiveness of our internal control over financial reporting as of September 30, 2011 and the related attestation report of our independent registered public accounting firm, are included under Part II, Item 8 of this Form 10-K.

Changes in Internal Control Over Financial Reporting

Except as described in the following paragraph, there were no changes in our internal control over financial reporting during the quarter ended September 30, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

We utilize a company-wide information technology ("IT") platform. This IT platform is integrated into substantially all of our company-wide operations and materially impacts our manufacturing, sales, accounting and other back-office functionality. In the second quarter of fiscal 2011, we completed the first phase of a multi-year initiative to upgrade this platform, with the second phase of the initiative beginning in the fourth quarter. This upgrade includes changes to the design and operation of controls over financial reporting as well as monitoring controls surrounding the implementation of these changes. We are testing controls for design effectiveness prior to implementation of each phase, and operating effectiveness during and after implementation.

Item 9B. OTHER INFORMATION

None.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is incorporated herein by reference to our Proxy Statement to be filed with the SEC in January 2012 relating to our 2012 Annual Meeting of Shareholders (the "2012 Proxy Statement"), under the headings "Election of Directors", "Section 16(a) Beneficial Ownership Reporting Compliance", and "Corporate Governance." Information relating to our executive officers is included in this report in Part I, Item 1 under the caption "Executive Officers of the Registrant."

Item 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to the 2012 Proxy Statement, under the heading "Executive Compensation."

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated herein by reference to the 2012 Proxy Statement, under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information."

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to the 2012 Proxy Statement, where such information is included under the heading "Corporate Governance."

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated herein by reference to the 2012 Proxy Statement, where such information is included under the heading "Proposals Requiring Your Vote - Ratification of Appointment of Independent Registered Public Accounting Firm."

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents have been filed as a part of this Form 10-K or, where noted, incorporated by reference:

(1) Financial Statements

The financial statements of the Company and its consolidated subsidiaries are listed under Part II, Item 8 on the Index to Consolidated Financial Statements on page 36.

(2) Financial Statement Schedules

The financial statement schedule filed in response to Part II, Item 8 and Part IV, Item 15(c) of Form 10-K is listed under Part II, Item 8 on the Index to Consolidated Financial Statements on page 36.

(3) Exhibits (See changes to Exhibit Index below):

"The Exhibit Index, which follows the signature page to this Form 10-K and is hereby incorporated herein by reference, sets forth a list of those exhibits filed herewith, and includes and identifies management contracts or compensatory plans or arrangements required to be filed as exhibits to this Form 10-K by Item 601 (b)(10)(iii) of Regulation S-K."

The agreements included as exhibits to this Form 10-K are intended to provide information regarding their terms and not to provide any other factual or disclosure information about us or the other parties to the agreements. The agreements may contain representations and warranties by the parties to the agreements, including us, solely for the benefit of the other parties to the applicable agreement. Such representation and warranties:

- should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;
- may have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;
- may apply standards of materiality in a way that is different from what may be viewed as material to certain investors; and
- were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time.

SCHEDULE II

HILL-ROM HOLDINGS, INC. AND SUBSIDIARIES

Valuation and Qualifying Accounts

For The Fiscal Years Ended September 30, 2011, 2010 and 2009

(Dollars in millions)

DESCRIPTION	BALANCE AT BEGINNING OF PERIOD	ADDITIONS: CHARGED TO COSTS AND EXPENSES	ADDITIONS: CHARGED TO OTHER ACCOUNTS	DEDUCTIONS NET OF RECOVERIES	BALANCE AT END OF PERIOD
Reserves deducted from assets to which they apply:					
Allowance for possible losses and sales returns - accounts receivable:					
Period Ended:					
September 30, 2011	**$ 29.0**	**$ 1.5**	**$ 3.1 (a)**	**$ (6.9) (b)**	**26.7**
September 30, 2010	$ 27.5	$ 0.8	$ 7.2 (a)	$ (6.5) (b)	$ 29.0
September 30, 2009	$ 25.9	$ 4.1	$ 8.0 (a)	$ (10.5) (b)	$ 27.5
Allowance for inventory valuation:					
Period Ended:					
September 30, 2011	**$ 24.7**	**$ 3.7**	**$ -**	**$ (5.5) (c)**	**22.9**
September 30, 2010	$ 28.3	$ 0.2	$ -	$ (3.8) (c)	24.7
September 30, 2009	$ 21.2	$ 10.5	$ -	$ (3.4) (c)	28.3
Valuation allowance against deferred tax assets:					
Period Ended:					
September 30, 2011	**$ 28.5**	**$ (19.5)**	**$ -**	**$ (0.9) (d)**	**8.1**
September 30, 2010	$ 37.5	$ (0.8)	$ -	$ (8.2) (d)	28.5
September 30, 2009	$ 85.7	$ 2.4	$ -	$ (50.6) (d)	37.5

(a) *Reduction of gross revenues for uncollectible health care rental reimbursements, cash discounts and other adjustments in determining net revenue. Also includes the effect of acquired businesses, if any.*

(b) *Generally reflects the write-off of specific receivables against recorded reserves.*

(c) *Generally reflects the write-off of specific inventory against recorded reserves.*

(d) *Primarily reflects write-offs of deferred tax assets against the valuation allowance and other movement of the valuation allowance offset by an opposing change in deferred tax assets.*

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HILL-ROM HOLDINGS, INC.

By: /s/ John J. Greisch
John J. Greisch
President and Chief Executive Officer

Date: November 16, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

/s/ Rolf A. Classon
Rolf A. Classon
Chairman of the Board

/s/ John J. Greisch
John J. Greisch
President and Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Joanne C. Smith, M.D.
Joanne C. Smith, M.D.
Director
Vice Chairperson of the Board

/s/ Mark J. Guinan
Mark J. Guinan
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

/s/ Richard G. Keller
Richard G. Keller
Vice President — Controller and
Chief Accounting Officer
(Principal Accounting Officer)

/s/ James R. Giertz
James R. Giertz
Director

/s/ Charles E. Golden
Charles E. Golden
Director

/s/ W August Hillenbrand
W August Hillenbrand
Director

/s/ Ronald A. Malone
Ronald A. Malone
Director

/s/ Eduardo R. Menascé
Eduardo R. Menascé
Director

/s/ Katherine S. Napier
Katherine S. Napier
Director

Date: November 16, 2011

HILL-ROM HOLDINGS, INC.

INDEX TO EXHIBITS

Management contracts and compensatory plans or arrangements are designated with "*".

2.1 Distribution Agreement dated as of March 14, 2008 by and between Hill-Rom Holdings, Inc. (formerly Hillenbrand Industries, Inc.) and Hillenbrand, Inc. (formerly Batesville Holdings, Inc.) (Incorporated herein by reference to Exhibit 2.1 filed with Form 8-K dated April 1, 2008)

2.2 Letter Agreement dated as of March 31, 2008 between Hill-Rom Holdings, Inc. and Hillenbrand, Inc. regarding interpretation of Distribution Agreement (Incorporated herein by reference to Exhibit 2.2 filed with Form 10-Q for the quarter ended March 31, 2008.)

2.3 Share Sale and Purchase Agreement dated as of September 30, 2008 between Family Holding I Alvik AB and Hill-Rom AB regarding the sale of Liko Vårdlyft AB (Incorporated herein by reference to Exhibit 2.1 filed with Form 8-K dated September 30, 2008)

2.4 Share Sale and Purchase Agreement dated as of September 30, 2008 between AM Holding AB and Hill-Rom Company, Inc. regarding the sale of Liko North America Corporation (Incorporated herein by reference to Exhibit 2.2 filed with Form 8-K dated September 30, 2008)

3.1 Restated and Amended Articles of Incorporation of Hill-Rom Holdings, Inc., as currently in effect (Incorporated herein by reference to Exhibit 3.1 filed with Form 8-K dated March 10, 2010)

3.2 Amended and Restated Code of By-Laws of Hill-Rom Holdings, Inc., as currently in effect (Incorporated herein by reference to Exhibit 3.2 filed with Form 8-K dated March 10, 2010)

4.1 Indenture dated as of December 1, 1991, between Hill-Rom Holdings, Inc. and Union Bank, N.A. (as successor to LaSalle Bank National Association and Harris Trust and Savings Bank) as Trustee (Incorporated herein by reference to Exhibit (4) (a) to Registration Statement on Form S-3, Registration No. 33-44086)

*10.1 Hill-Rom Holdings, Inc. Amended and Restated Short Term Incentive Compensation Program (Incorporated herein by reference to Exhibit 10.1 filed with Form 10-K for the year ended September 30, 2009)

*10.2 Hill-Rom Holdings, Inc. 1996 Stock Option Plan (Incorporated herein by reference to Exhibit 10.2 filed with Form 10-Q for the quarter ended February 27, 1999)

*10.3 Form of Stock Award granted to certain executive officers (Incorporated herein by reference to Exhibit 10.4 filed with Form 10-K for the year ended November 27, 1999)

*10.4 Form of Stock Award granted to certain executive officers under the Stock Incentive Plan. (Incorporated herein by reference to Exhibit 10.4 filed with Form 10-K for the year ended September 30, 2003)

*10.5 Form of Director Indemnity Agreement (Incorporated herein by reference to Exhibit 10.6 filed with Form 10-K for the year ended September 30, 2003)

*10.6 Form of Indemnity Agreement between Hill-Rom Holdings, Inc. and certain executive officers

*10.7 Hill-Rom Holdings, Inc. Board of Directors' Deferred Compensation Plan (Incorporated herein by reference to Exhibit 10.10 filed with Form 10-Q for the quarter ended June 2, 2001)

*10.8 Hill-Rom Holdings, Inc. Director Phantom Stock Plan and form of award (Incorporated herein by reference to Exhibit 10.11 filed with Form 10-Q for the quarter ended June 2, 2001)

*10.9 Hill-Rom Holdings, Inc. Supplemental Executive Retirement Plan (Incorporated herein by reference to Exhibit 10.14 filed with Form 10-K for the year ended September 30, 2003)

*10.10 Hill-Rom Holdings, Inc. Senior Executive Deferred Compensation Program (Incorporated herein by reference to Exhibit 10.15 filed with Form 10-K for the year ended September 30, 2003)

*10.11 Form of Non-Qualified Stock Option Agreement under Amended and Restated Hill-Rom Holdings, Inc. Stock Incentive Plan

*10.12 Form of Non-Qualified Stock Option Agreement (CEO version) under Amended and Restated Hill-Rom Holdings, Inc. Stock Incentive Plan

*10.13 Form of Director Stock Award (Incorporated herein by reference to Exhibit 10.1 filed with Form 10-Q for the quarter ended December 31, 2004)

*10.14 Form of Performance Based Stock Award granted December 3, 2009 to certain executive officers, including the named executive officers, under the Stock Incentive Plan (Incorporated herein by reference to Exhibit 10.18 filed with Form 10-K for the year ended September 30, 2010)

10.15 Credit Agreement dated as of March 28, 2008 among Hill-Rom Holdings, Inc., the lenders named therein, and Citibank, N.A. as agent for the lenders (Incorporated herein by reference to Exhibit 10.1 to the Form 8-K dated April 1, 2008)

*10.16 Employment Agreement dated as of March 31, 2008 between Hill-Rom Holdings, Inc. and Peter H. Soderberg (Incorporated herein by reference to Exhibit 10.2 filed with Form 8-K dated April 1, 2008)

*10.17 Employment Agreement dated as of March 31, 2008 between Hill-Rom Holdings, Inc. and Gregory N. Miller (Incorporated herein by reference to Exhibit 10.3 filed with Form 8-K dated April 1, 2008)

*10.18 Employment Agreement dated as of March 31, 2008 between Hill-Rom Holdings, Inc. and Patrick D. de Maynadier (Incorporated herein by reference to Exhibit 10.4 filed with Form 8-K dated April 1, 2008)

*10.19 Employment Agreement dated as of March 31, 2008 between Hill-Rom Holdings, Inc. and John H. Dickey (Incorporated herein by reference to Exhibit 10.5 filed with Form 8-K dated April 1, 2008)

*10.20 Form of Change in Control Agreement between Hill-Rom Holdings, Inc. and Peter H. Soderberg (Incorporated herein by reference to Exhibit 10.6 filed with Form 8-K dated April 1, 2008)

10.21 Judgment Sharing Agreement dated as of March 14, 2008 among Hill-Rom Holdings, Inc., Hillenbrand, Inc. and Batesville Casket Company, Inc. (Incorporated herein by reference to Exhibit 10.8 filed with Form 8-K dated April 1, 2008)

10.22 Employee Matters Agreement dated as of March 14, 2008 between Hill-Rom Holdings, Inc. and Hillenbrand, Inc. (Incorporated herein by reference to Exhibit 10.9 filed with Form 8-K dated April 1, 2008)

10.23 Tax Sharing Agreement dated as of March 31, 2008 between Hill-Rom Holdings, Inc. and Hillenbrand, Inc. (Incorporated herein by reference to Exhibit 10.10 filed with Form 8-K dated April 1, 2008)

*10.24 Amended and Restated Hill-Rom Holdings, Inc. Stock Incentive Plan, as currently in effect (Incorporated herein by reference to Exhibit 10.30 filed with Form 10-K for the year ended September 30, 2009)

*10.25 Employment Agreement dated as of March 31, 2008 between Hill-Rom Company, Inc. and Richard G. Keller (Incorporated herein by reference to Exhibit 10.12 filed with Form 10-Q for the quarter ended March 31, 2008)

*10.26 Employment Agreement dated as of March 31, 2008 between Hill-Rom Holdings, Inc. and C. Jeffery Kao (Incorporated herein by reference to Exhibit 10.14 filed with Form 10-Q for the quarter ended March 31, 2008)

*10.27 Employment Agreement dated as of March 31, 2008 between Hill-Rom Holdings, Inc. and Mark D. Baron (Incorporated herein by reference to Exhibit 10.15 filed with Form 10-Q for the quarter ended March 31, 2008)

*10.28 Employment Agreement dated as of March 31, 2008 between Hill-Rom Holdings, Inc. and Kimberly K. Dennis (Incorporated herein by reference to Exhibit 10.16 filed with Form 10-Q for the quarter ended March 31, 2008)

*10.29 Employment Agreement dated as of July 31, 2008 between Hill-Rom Holdings, Inc. and Earl V. DeCarli (Incorporated herein by reference to Exhibit 10.18 filed with Form 10-Q for the quarter ended June 30, 2008)

*10.30 Letter Agreement dated September 27, 2009 between Hill-Rom Holdings, Inc. and Peter H. Soderberg (Incorporated herein by reference to Exhibit 10.1 filed with Form 8-K dated September 27, 2009)

*10.31 Hill-Rom Holdings, Inc. Employee Stock Purchase Plan (Incorporated by reference to Appendix I to the Company's definitive Proxy Statement on Schedule 14A dated January 7, 2009)

*10.32 Letter Agreement effective October 1, 2009 between Hill-Rom Holdings, Inc. and Earl V. DeCarli (Incorporated herein by reference to Exhibit 10.40 filed with Form 10-K for the year ended September 30, 2009)

*10.33 Employment Agreement dated January 6, 2010 between Hill-Rom Holdings, Inc. and John J. Greisch (Incorporated herein by reference to Exhibit 10.1 filed with Form 8-K dated January 7, 2010)

*10.34 Change in Control Agreement between Hill-Rom Holdings, Inc. and John J. Greisch dated January 6, 2010 (Incorporated herein by reference to Exhibit 10.2 filed with Form 8-K dated January 7, 2010)

*10.35 Limited Recapture Agreement between Hill-Rom Holdings, Inc. and John J. Greisch dated January 6, 2010 (Incorporated herein by reference to Exhibit 10.4 filed with Form 8-K dated January 7, 2010)

*10.36 Separation and Release Agreement between Hill-Rom Holdings, Inc. and C. Jeffrey Kao dated March 1, 2010 (Incorporated herein by reference to Exhibit 10.1 filed with Form 8-K dated March 3, 2010)

*10.37 Separation and Release Agreement between Hill-Rom Holdings, Inc. and Gregory J. Tucholski dated April 23, 2010 (Incorporated herein by reference to Exhibit 10.1 filed with Form 10-Q for the quarter ended June 30, 2010)

*10.38 Employment Agreement between Hill-Rom Holdings, Inc. and Alejandro Infante-Saracho dated May 6, 2010 (Incorporated herein by reference to Exhibit 10.5 filed with Form 10-Q for the quarter ended March 31, 2010)

*10.39 Limited Recapture Agreement between Hill-Rom Holdings, Inc. and Alejandro Infante-Saracho dated May 6, 2010 (Incorporated herein by reference to Exhibit 10.6 filed with Form 10-Q for the quarter ended March 31, 2010)

*10.40 Employment Agreement between Hill-Rom Holdings, Inc. and Susan R. Lichtenstein dated May 10, 2010 (Incorporated herein by reference to Exhibit 10.7 filed with Form 10-Q for the quarter ended March 31, 2010)

*10.41 Limited Recapture Agreement between Hill-Rom Holdings, Inc. and Susan R. Lichtenstein dated May 10, 2010 (Incorporated herein by reference to Exhibit 10.8 filed with Form 10-Q for the quarter ended March 31, 2010)

*10.42 Employment Agreement between Hill-Rom Holdings, Inc. and Philip D. Settimi dated May 6, 2010 (Incorporated herein by reference to Exhibit 10.9 filed with Form 10-Q for the quarter ended March 31, 2010)

*10.43 Limited Recapture Agreement between Hill-Rom Holdings, Inc. and Philip D. Settimi dated May 6, 2010 (Incorporated herein by reference to Exhibit 10.10 filed with Form 10-Q for the quarter ended March 31, 2010)

*10.44 Employment Agreement between Hill-Rom Holdings, Inc. and Martha G. Aronson dated August 1, 2010 (Incorporated by reference to Exhibit 10.50 filed with the Company's Form 10-K on November 17, 2010)

*10.45 Limited Recapture Agreement between Hill-Rom Holdings, Inc. and Martha G. Aronson dated August 1, 2010 (Incorporated by reference to Exhibit 10.51 filed with the Company's Form 10-K on November 17, 2010)

*10.46 Employment Agreement between Hill-Rom Holdings, Inc. and Perry Stuckey III dated August 1, 2010 (Incorporated by reference to Exhibit 10.52 filed with the Company's Form 10-K on November 17, 2010)

*10.47 Limited Recapture Agreement between Hill-Rom Holdings, Inc. and Perry Stuckey III dated August 1, 2010 (Incorporated by reference to Exhibit 10.53 filed with the Company's Form 10-K on November 17, 2010)

*10.48 Employment Agreement between Hill-Rom Holdings, Inc. and Scott R. Jeffers dated September 13, 2010 (Incorporated by reference to Exhibit 10.54 filed with the Company's Form 10-K on November 17, 2010)

*10.49 Limited Recapture Agreement between Hill-Rom Holdings, Inc. and Scott R. Jeffers dated September 13, 2010 (Incorporated by reference to Exhibit 10.55 filed with the Company's Form 10-K on November 17, 2010)

*10.50 Amended Employment Agreement dated as of July 28, 2010 between Hill-Rom Holdings, Inc. and Patrick D. de Maynadier (Incorporated by reference to Exhibit 10.56 filed with the Company's Form 10-K on November 17, 2010)

*10.51 Amended Employment Agreement dated as of August 26, 2010 between Hill-Rom Holdings, Inc. and Mark D. Baron (Incorporated by reference to Exhibit 10.57 filed with the Company's Form 10-K on November 17, 2010)

*10.52 Form of Change in Control Agreement between Hill-Rom Holdings, Inc. and certain of its officers, including Named Executive Officers (other than the CEO) (Incorporated by reference to Exhibit 10.58 filed with the Company's Form 10-K on November 17, 2010)

*10.53 Amended Change in Control Agreement between Hill-Rom Holdings, Inc. and John J. Greisch dated September 30, 2010 (Incorporated by reference to Exhibit 10.59 filed with the Company's Form 10-K on November 17, 2010)

*10.54 Change in Control Agreement between Hill-Rom Holdings, Inc. and Kimberly K. Dennis dated September 30, 2010 (Incorporated by reference to Exhibit 10.60 filed with the Company's Form 10-K on November 17, 2010)

*10.55 2011 Non-Employee Director Compensation Policy (Incorporated by reference to Exhibit 10.61 filed with the Company's Form 10-K on November 17, 2010)

*10.56 Form of Restricted Stock Unit Agreement under Amended and Restated Hill-Rom Holdings, Inc. Stock Incentive Plan (Incorporated by reference to Exhibit 10.63 filed with the Company's Form 10-K on November 17, 2010)

*10.57 Form of Restricted Stock Unit Agreement (CEO version) under Amended and Restated Hill-Rom Holdings, Inc. Stock Incentive Plan (Incorporated by reference to Exhibit 10.65 filed with the Company's Form 10-K on November 17, 2010)

*10.58 Employment Agreement between Hill-Rom Holdings, Inc. and Mark Guinan, dated November 1, 2010 (Incorporated by reference to Exhibit 10.1 filed with the Company's Form 8-K on November 1, 2010)

*10.59 Limited Recapture Agreement between Hill-Rom Holdings, Inc. and Mark Guinan, dated November 1, 2010 (Incorporated by reference to Exhibit 10.4 filed with the Company's Form 8-K on November 1, 2010)

*10.60 Letter Agreement between Hill-Rom Holdings, Inc. and Greg Miller, dated November 1, 2010 (Incorporated by reference to Exhibit 10.4 filed with the Company's Form 8-K on November 1, 2010)

*10.61 FY 2011 Form of Performance Based Stock Award under the Stock Incentive Plan

*10.62 FY 2011 Form of Performance Based Stock Award under the Stock Incentive Plan (CEO version)

*10.63 Separation and Release Agreement between Hill-Rom Holdings, Inc. and Perry Stuckey effective December 31, 2010 (Incorporated by reference to Exhibit 10.11 filed with the Company's Form 10-Q on January 27, 2011)

*10.64 Employment Agreement between Hill-Rom Holdings, Inc. and Brian Lawrence, dated December 6, 2010 (Incorporated by reference to Exhibit 10.12 filed with the Company's Form 10-Q on January 27, 2011)

*10.65 Limited Recapture Agreement between Hill-Rom Holdings, Inc. and Brian Lawrence, dated December 6, 2010 (Incorporated by reference to Exhibit 10.13 filed with the Company's Form 10-Q on January 27, 2011)

*10.66 Employment Agreement between Hill-Rom Holdings, Inc. and Michael O. Oliver, dated March 14, 2011 (Incorporated by reference to Exhibit 10.1 filed with the Company's Form 10-Q on April 28, 2011)

*10.67 Limited Recapture Agreement between Hill-Rom Holdings, Inc. and Michael O. Oliver, dated March 14, 2011 (Incorporated by reference to Exhibit 10.2 filed with the Company's Form 10-Q on April 28, 2011)

*10.68 Hill-Rom Holdings, Inc. Short-Term Incentive Plan (Incorporated by reference to Appendix 1 to the Hill-Rom Holdings, Inc. Definitive Proxy Statement on Schedule 14A dated January 18, 2011)

*10.69 Hill-Rom Holdings, Inc. Amended and Restated Supplemental Executive Retirement Plan

*10.70 Employment Agreement between Hill-Rom Holdings, Inc. and Alton Shader, dated July 11, 2011 (Incorporated by reference to Exhibit 10.2 filed with the Company's Form 10-Q on July 28, 2011)

*10.71 Limited Recapture Agreement between Hill-Rom Holdings, Inc. and Alton Shader, dated July 11, 2011 (Incorporated by reference to Exhibit 10.3 filed with the Company's Form 10-Q on July 28, 2011)

*10.72 Employment Agreement between Hill-Rom Holdings, Inc. and Andreas Frank, dated October 3, 2011

*10.73 Limited Recapture Agreement between Hill-Rom Holdings, Inc. and Andreas Frank, dated October 3, 2011

99.1 Schedules showing the effect of changes in reportable segments for quarterly periods in fiscal year 2009 and 2010 (Incorporated by reference to Exhibit 99.1 filed with the Company's Form 10-Q on April 28, 2011)

21 Subsidiaries of the Registrant

23 Consent of Independent Registered Public Accounting Firm

31.1 Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2 Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1 Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS XBRL Instance Document

101.SCH XBRL Taxonomy Extension Schema Document

101.CAL XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF XBRL Taxonomy Extension Definition Linkbase Document

101.LAB XBRL Extension Labels Linkbase Document

101.PRE XBRL Taxonomy Extension Presentation Linkbase Document

EXHIBIT 21

HILL-ROM HOLDINGS, INC.
SUBSIDIARIES OF THE REGISTRANT

All subsidiaries of the Company as of November 7, 2011 are wholly-owned Indiana corporations, unless otherwise noted.

Hill-Rom, Inc.

Subsidiaries of Hill-Rom, Inc.
- Advanced Respiratory, Inc., a Minnesota corporation
- Allen Medical Systems, Inc.
- Hill-Rom Manufacturing, Inc.
- Hill-Rom Services, Inc.
- Hill-Rom Finance Limited Partner, Inc.

Jointly owned subsidiaries of Hill-Rom, Inc. and Advanced Respiratory, Inc.
- Hill-Rom Company, Inc.

Subsidiaries of Hill-Rom Company, Inc.
- NaviCare Systems, LLC
- Hill-Rom International, Inc.
- MEDIQ/PRN Life Support Services, LLC
- Liko North America, LLC
- Hill-Rom Logistics, LLC

Subsidiary of Hill-Rom Manufacturing, Inc.
- Hill-Rom Canada, Ltd., an (Ontario) Canadian Corporation

Subsidiaries of Hill-Rom International Inc.
- Hill-Rom Pty, Ltd, an Australian corporation
- Hill-Rom Asia Limited, a Hong-Kong corporation
- Hill-Rom Japan KK, a Japanese corporation

Subsidiaries of Hill-Rom Pty, Ltd.
- Medicraft Manufacturing Pty. Ltd, an Australian corporation
- Medicraft Australia Pty. Ltd, an Australian corporation

Jointly owned subsidiary of Medicraft Manufacturing Pty, Ltd. and Medicraft Australia Pty. Ltd.
- Medicraft Australia Unit Trust, an Australian entity

Subsidiary of Hill-Rom Asia Limited
- Hill-Rom Business Services Co., LTD, a Hong-Kong corporation

Subsidiaries of Hill-Rom Services, Inc.
- Hill-Rom SARL, a French corporation
- Hill-Rom Services Pte, Ltd., a Singapore corporation
- Encompass TSS, LLC, a Delaware limited liability company

Subsidiary of Allen Medical Systems, Inc.
- AMATECH Corporation

Jointly owned subsidiaries of Hill-Rom Services, Inc. and Hill-Rom, Inc.
- Hill-Rom International B.V., a Netherlands corporation
- Hill-Rom HB, a Swedish partnership

Jointly owned by Hill-Rom Finance Limited Partner, Inc. and Hill-Rom Finance General Partner, LLC
- HR Finance C.V.

Subsidiary of HR Finance C.V.
HR Europe B.V.

Subsidiaries of Hill-Rom International B.V.
Hill-Rom B.V., a Netherlands corporation
Hill-Rom Ltd., a United Kingdom corporation
Hill-Rom S.A., a Switzerland corporation
Hill-Rom Austria GmbH, an Austrian corporation
Hill-Rom Sociedade Unipessoal, LDA (Portugal)
Hill-Rom Global Holdings, B.V., a Netherlands corporation
Hill-Rom Poland sp. z o.o., Poland corporation

Jointly owned subsidiaries of Hill-Rom International B.V. and Hill-Rom Services, Inc.
Hill-Rom de Mexico S de RL de CV, a Mexican corporation
Hill-Rom Servicios S de RL de CV, a Mexican corporation
Hill-Rom GmbH, a German corporation
Hill-Rom Importacao e Comercio de Equipamentos Medicos Ltda, a Brazil corporation
Hill-Rom Turkey Medikal Urunler Dagitim ve Ticaret Limited Sirketi, a Turkey corporation

Subsidiary of Hill-Rom B.V.
Hill-Rom Finland, a Finland corporation

Subsidiaries of Hill-Rom, Ltd. (UK)
Hill-Rom (UK), Ltd., a United Kingdom corporation
Liko UK Ltd, a United Kingdom corporation

Subsidiaries of Liko UK Ltd
APLS Ltd., a United Kingdom corporation
Nordic Rehab Ltd., a United Kingdom corporation

Subsidiaries of Hill-Rom SARL
Hill-Rom Industries SA, a French corporation
Hill-Rom, S.p.A, an Italian corporation
Hill-Rom SAS, a French corporation
SCI Le Couviour Immoblier, a French corporation
Hill-Rom Iberia S.L., a Spanish corporation
Hill-Rom AB, a Swedish corporation

Jointly owned subsidiary of Hill-Rom SARL and Hill-Rom SAS
Hill-Rom sro, a Czech Republic corporation

Subsidiary of Hill-Rom AB
Liko R&D AB
Liko AB
Liko Norge AB

Subsidiary of Hill-Rom S.A.
Liko-Care AG

Jointly owned subsidiary of Hill-Rom Global Holdings, B.V. and Hill-Rom International BV
Hill-Rom SPRL, a Belgium corporation

Subsidiaries of Hill-Rom SAS
Liko France SAS
Item S.A.R.L.

Subsidiary of Hill-Rom Finance Limited Partner, Inc.
Hill-Rom Finance General Partner, LLC

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-3 (Nos. 333-157337, 333-107016) and Form S-8 (Nos. 333-157341, 333-157338, 333-88354, 333-49669, and 333-88328) of Hill-Rom Holdings, Inc. of our report dated November 16, 2011, relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

PricewaterhouseCoopers LLP
Indianapolis, Indiana
November 16, 2011

EXHIBIT 31.1

CERTIFICATIONS

Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, John J. Greisch, certify that:

1. I have reviewed this Annual Report on Form 10-K of Hill-Rom Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 16, 2011

/s/ John J. Greisch
John J. Greisch
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATIONS

Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Mark J. Guinan, certify that:

1. I have reviewed this Annual Report on Form 10-K of Hill-Rom Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 16, 2011

/s/ Mark J. Guinan
Mark J. Guinan
Senior Vice President and Chief Financial Officer

EXHIBIT 32.1

Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Hill-Rom Holdings, Inc. (the "Company") for the year ended September 30, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John J. Greisch, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ John J. Greisch
John J. Greisch
President and Chief Executive Officer
November 16, 2011

A signed original of this written statement required by Section 906 has been provided to Hill-Rom Holdings, Inc. and will be retained by Hill-Rom Holdings, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Hill-Rom Holdings, Inc. (the "Company") for the year ended September 30, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Mark J. Guinan, Senior Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Mark J. Guinan
Mark J. Guinan
Senior Vice President and Chief Financial Officer
November 16, 2011

A signed original of this written statement required by Section 906 has been provided to Hill-Rom Holdings, Inc. and will be retained by Hill-Rom Holdings, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Shareholder Information

Stock Exchange
Hill-Rom common stock is traded on the New York Stock Exchange (NYSE) under the ticker symbol "HRC".

Transfer Agent
If you have questions about your stock certificates—such as lost certificates, registration of certificates, dividend payments or any other stock-related question—please contact our transfer agent. Its information is:

Computershare Trust Company, N.A.
P.O. Box 43078 Providence, RI 02940
800-716-3607 (Within U.S., U.S. territories and Canada)
312-360-5328 (Outside U.S., U.S. territories and Canada)

Reinvestment of Dividends and Direct Stock Service
Hill-Rom offers its shareholders opportunities to reinvest dividends and to transfer their certificates into electronic accounts. In order to obtain information for these features, please contact our transfer agent, Computershare Trust Company, N.A.

Annual Meeting
Hill-Rom's annual meeting of shareholders will be held on Tuesday, March 6 at 10 a.m. EST at:

Hill-Rom Corporate Offices
1069 State Route 46 East
Batesville, IN 47006-7798

New York Stock Exchange Compliance
In 2011, we submitted our Section 303A.12(a) chief executive officer certification to the New York Stock Exchange. We also filed with the United States Securities and Exchange Commission, as exhibits to the most recently filed Annual Report on Form 10-K, the Sarbanes-Oxley Act Sections 302 and 906 certifications required of Hill-Rom's Chief Executive Officer and Chief Financial Officer.

Investor Relations
Requests for the Hill-Rom Annual Report, Form 10-K, Annual Proxy Statement or other information on the company, should be directed in writing to:

Investor Relations
Hill-Rom Holdings, Inc.
1069 State Route 46 East
Batesville, IN 47006-8835
(812) 931-2199
andy.rieth@hill-rom.com

or visit our website at:
www.hill-rom.com

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com

Disclosure Regarding Forward-Looking Statements
Certain statements in this Annual Report contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, regarding the Company's future plans, objectives, beliefs, expectations, representations and projections. The Company has tried, wherever possible, to identify these forward-looking statements using words such as "intend," "anticipate," "believe," "plan," "encourage," "expect," "may," "goal," "become," "pursue," "estimate," "strategy," "will," "projection," "forecast," "continue," "accelerate," "promise," "increase," "higher," "lower," "reduce," "improve," "expand," "progress," "potential" or the negative of those terms or other variations of them or by comparable terminology. The absence of such terms, however, does not mean that the statement is not forward-looking. It is important to note that forward-looking statements are not guarantees of future performance, and the Company's actual results could differ materially from those set forth in any forward-looking statements. Factors that could cause actual results to differ from forward-looking statements include but are not limited to: the Company's dependence on its relationships with several large group purchasing organizations, whether the Company's new products are successful in the marketplace, impacts of healthcare reform, compliance with federal healthcare programs, collections of accounts receivable, compliance with FDA regulations, antitrust and other litigation, potential exposure to product liability or other claims, failure of the Company's announced or future strategic initiatives and restructuring and realignment activities to achieve expected growth, efficiencies or cost reductions, adverse consequences resulting from the spin-off of the funeral services business, failure of the Company to execute its acquisition and business alliance strategy through the consummation and successful integration of acquisitions or entry into joint ventures or other business alliances, increased costs or unavailability of raw materials, adverse changes in global economic conditions or disruptions of credit markets, labor disruptions, the ability to retain executive officers and other key personnel, and certain tax-related matters. For a more in depth discussion of these and other factors that could cause actual results to differ from those contained in forward-looking statements, see the discussions under the heading "Risk Factors" in this Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q. The Company assumes no obligation to update or revise any forward-looking statements.

www.hill-rom.com

1069 State Route 46 East
Batesville, IN 47006
Telephone: 812-934-7777

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